PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
TO PROSPECTUS DATED APRIL 10, 2003, as amended on May 9, 2003	Registration No. 333-103739

República Oriental del Uruguay
acting through Banco Central del Uruguay as its Financial Agent

Ps. 5,589,500,000
10.50% UI Bonds due 2006
Payable in United States dollars

Maturity	Status
The bonds will mature on October 20, 2006. See “Description of the Bonds”	Direct, unconditional and unsecured external indebtedness of Uruguay.

Interest	Issuance
Interest will be payable on April 20 and October 20 of each year, commencing on April 20, 2004, on the outstanding principal amount as adjusted to reflect Uruguayan inflation from October 20, 2003 through the relevant interest payment date. Interest will be converted to and payment of interest will be made in United States dollars.	Issued through the book-entry system of The Depository Trust Company on or about October 20, 2003.

Principal	Listing
Principal, as adjusted to reflect Uruguayan inflation from October 20, 2003 to October 20, 2006 will be payable in full at maturity. Principal will be converted to and payment of principal will be made in United States dollars.	Uruguay has applied to list the bonds on the Luxembourg Stock Exchange.

          The bonds contain collective action clauses with provisions regarding future modifications to the terms of debt securities issued under the indenture. Under those provisions, which are described beginning on page 75 of the prospectus and page S-17 of this prospectus supplement, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all series that would be affected and 66-2/3% in aggregate principal amount outstanding of each affected series.

	Per Bond[1]	Per Bond in U.S. Dollars[2]		Total

Public Offering Price[3]	100%	US$	3,578.1376	US$	200,000,000
Underwriting Discount	0.60%	US$	21.4688	US$	1,200,000
Proceeds, before expenses, to Uruguay	99.4%	US$	3,556.6688	US$	198,800,000

1As a percentage of principal amount.

2 You will make the payment of the public offering price in U.S. dollars based on an exchange rate for the conversion of Uruguayan pesos into U.S. dollars of Ps. 27.9475 per US$1.00. The per bond denomination is Ps. 100,000.
3You will also pay accrued interest from October 20, 2003 if settlement occurs after that date.

          Application has been made to list the bonds on the Luxembourg Stock Exchange. Investing in the bonds involves risks. See, especially, “Investment Considerations” on page S-6 of this prospectus supplement.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Citigroup

UBS Investment Bank

The date of this prospectus supplement is October 15, 2003

INTRODUCTION
CERTAIN DEFINED TERMS AND CONVENTIONS
SUMMARY OF THE OFFERING
INVESTMENT CONSIDERATIONS
RECENT DEVELOPMENTS
USE OF PROCEEDS
DESCRIPTION OF THE BONDS
CLEARANCE AND SETTLEMENT
TAXATION
PLAN OF DISTRIBUTION
FORWARD-LOOKING STATEMENTS
GENERAL INFORMATION
PROSPECTUS

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
DATA DISSEMINATION
USE OF PROCEEDS
CERTAIN DEFINED TERMS AND CONVENTIONS
SELECTED ECONOMIC INFORMATION
REPÚBLICA ORIENTAL DEL URUGUAY
THE ECONOMY
BALANCE OF PAYMENTS AND FOREIGN TRADE
MONETARY SYSTEM
PUBLIC SECTOR FINANCES
PUBLIC SECTOR DEBT
DESCRIPTION OF THE SECURITIES
TAXATION
PLAN OF DISTRIBUTION
OFFICIAL STATEMENTS
VALIDITY OF THE SECURITIES
AUTHORIZED REPRESENTATIVE
WHERE YOU CAN FIND MORE INFORMATION

          This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “Relevant Persons”). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

i

INTRODUCTION

          When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Uruguay has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

          Uruguay is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds. After having made all reasonable inquiries, Uruguay confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable;

•	it holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which would make this prospectus supplement or the accompanying prospectus as a whole misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

          The bonds that Uruguay issues in the United States are being offered under Uruguay’s registration statement (file no. 333-103739) (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Act”) on March 11, 2003. The accompanying prospectus is part of that registration statement, which became effective on April 10, 2003. The accompanying prospectus provides you with a general description of the debt securities that Uruguay may offer. This prospectus supplement contains specific information about the terms of the bonds and may add or change information provided in the accompanying prospectus. Consequently, you should read this prospectus supplement together with the accompanying prospectus, as each contains information regarding Uruguay, the bonds and other matters.

CERTAIN DEFINED TERMS AND CONVENTIONS

Currency of Presentation

          Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars (“U.S. dollars”, “dollars” or “US$”) or pesos (“pesos,” “Uruguayan pesos” and “Ps.”) at historical annual average exchange rates. Translations of pesos to dollars have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars at any particular rate or at all.

Uruguayan Peso Information

          For the purpose of calculating payments to be made in respect of the bonds, all references to “Ps.” are to Uruguayan pesos.

          Interest and redemption payments in respect of the bonds will be in U.S. dollars converted from Uruguayan pesos based upon the Average Transfer Exchange Rate (as defined below) at the time the relevant payment amount is determined. The Average Transfer Exchange Rate is the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay and which is available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty business days ending two business days prior to any interest or principal payment date, or, in the absence of the availability of such information, the rate at which Uruguayan pesos can be converted into U.S. dollars as determined by polling certain banks located in Montevideo, Uruguay. See “Description of the Bonds”. Before being converted into and paid out in U.S. dollars, the redemption amount of the bonds in Uruguayan pesos will be determined in accordance with changes in UIs (as defined below) from the time of the issuance of the bonds to the date of payment of such redemption amount. Similarly, before being converted into and paid out in U.S. dollars, interest payments at the rate stated on the cover hereof will be based upon a calculation amount determined in accordance with changes in UIs from the time of the issuance of the bonds to the date of such interest payment.

          On October 14, 2003 Banco Central del Uruguay’s published peso/U.S. dollar bid-side exchange rate was Ps. 28.100 per US$1.00.

          The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for each year from 1998 to 2002 and the nine months ended September 30, 2003.

Exchange Rates
(pesos per US$)

	High	Low	Average(1)	Period End

1998	10.910	10.060	10.476	10.815
1999	11.735	10.818	11.346	11.610
2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003 (through September 30)	29.550	26.150	27.980	28.000

(1)	Annual average of daily interbank end-of-day bid-side rates.

Source: Banco Central.

UI Information

          All references to “UIs” are to Unidad Indexada. UIs are inflation-indexed monetary units. The UI is calculated by the National Institute of Statistics (Instituto Nacional de Estadistica or INE) as provided and published monthly in advance for each day from the 6th day of a month to the 5th day of the following month by INE and Banco Central del Uruguay and is available on Bloomberg by typing “URUIURUI <INDEX> HP <GO>”. The UI changes on a daily basis to reflect changes in the consumer price index (Indice de Precios al Consumo or IPC), which is measured by the INE. The UI for each day is set in advance based on changes in previous months’ inflation as described under “Description of the Bonds”.

          The following table sets forth, for the periods indicated, certain information regarding the rate of pesos for each UI calculated by INE and published daily by Banco Central del Uruguay, which appears on Bloomberg page URUIURUI.

	UI Value(1)

Year	Low(1)	High(1)	Average	Period End

			(Ps. per UI)
2002(2)	1.0000	1.1951	1.105227	1.1951
2003(3)	1.1956	1.3038	1.260372	1.3038

Source: Bloomberg

(1)	Expressed in pesos.

(2)	Period from June 1, 2002 through December 31, 2002

(3)	Period from January 1, 2003 through September 30, 2003.

          On October 14, 2003 the value of a UI was equal to 1.3093 pesos.

SUMMARY OF THE OFFERING

The information below presents a summary of certain terms of the 10.50% UI Bonds due 2006 (the “bonds”), and should be read in conjunction with the more detailed description of the bonds appearing in the accompanying prospectus and elsewhere in this prospectus supplement.

Issuer	The Republic of Uruguay.

Banco Central	Banco Central del Uruguay.

Indenture	The bonds are being issued under a trust indenture.

Principal Amount	Ps. 5,589,500,000.

Issue Price	100% of the principal amount. The Issue Price will be payable in U.S. dollars based on an exchange rate for the conversion of Uruguayan pesos into U.S. dollars of Ps. 27.9475 per US$1.00.

Maturity	October 20, 2006.

Interest	10.50% per annum, payable semi-annually in arrears in U.S. dollars as calculated as described below.

Principal	Payable in full in U.S. dollars at maturity as calculated as described below.

Payment of Interest	Amounts due in respect of interest will be paid semi-annually in arrears on April 20 and October 20 of each year, commencing on April 20, 2004. Each of the interest payments will be payable at an annual rate of 10.50% on the outstanding principal amount of the bonds as adjusted to reflect Uruguayan inflation from October 20, 2003 through the relevant interest payment date. For this purpose, The Bank of New York, as the Calculation Agent, will multiply the outstanding principal amount of the bonds in Uruguayan pesos by a fraction the numerator of which is the value of one UI expressed in Uruguayan pesos as of the relevant interest payment date and the denominator of which is Ps. 1.3113, being the value of one UI expressed in Uruguayan pesos on October 20, 2003. Interest on the bonds will be calculated on the basis of a 360-day year of twelve 30-day months.

Payment of Principal	Amounts due in respect of principal will be paid in full at maturity. The redemption amount will equal to the outstanding principal amount of the bonds as adjusted to reflect Uruguayan inflation from October 20, 2003 through the maturity date. For this purpose, the Calculation Agent will multiply the outstanding principal amount of the bonds in Uruguayan pesos by a fraction the numerator of which is the value of one UI in Uruguayan pesos as of the maturity date and the denominator of which is Ps. 1.3113, being the value of one UI expressed in Uruguayan pesos on October 20, 2003.

Conversion of the payment amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the Calculation Agent by exchanging the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date (as defined below).

Form and Settlement	Uruguay will issue the bonds in the form of one or more fully registered global securities, without interest coupons. No bonds will be issued in bearer form.

Denominations	Uruguay will issue the bonds only in denominations of Ps. 100,000 and integral multiples thereof.

Withholding Tax and Additional Amounts	Uruguay will make payments of principal and interest in respect of the bonds without withholding or deducting for or on account of any present or future Uruguayan taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Bonds—Additional Amounts.”

Further Issues	Uruguay may, from time to time, without your consent, create and issue further debt securities having the same terms as and ranking equally with the bonds in all respects and such further debt securities will be consolidated and form a single series with the bonds.

Governing Law and Jurisdiction	New York.

Settlement Date	On or about October 20, 2003, the issue date.

Listing	Application has been made to list the bonds on the Luxembourg Stock Exchange.

Taxation	For a discussion of the Uruguayan, United States and certain European Union tax consequences associated with the bonds, see “Taxation—Uruguay Taxation,” “—United States Federal Income Tax Consequences” and “— European Union Directive on the Taxation of Savings Income” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the bonds.

Trustee	The Bank of New York.

Calculation Agent	The Bank of New York.

INVESTMENT CONSIDERATIONS

          An investment in the bonds involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.

Investment Considerations Relating to the Bonds

          Enforcement of Civil Liabilities; Waiver of Sovereign Immunity

          Uruguay is a foreign sovereign state. Consequently, it may be difficult for you or the trustee to obtain or enforce judgments of courts in the United States or elsewhere against Uruguay. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment,” in the accompanying prospectus.

          Market for the Bonds

          The bonds are a new issue of securities with no established trading market or prior trading history and there can be no assurance regarding the future development of a market for the bonds, the ability of holders of the bonds to sell their bonds or the price for which such holders may be able to sell their bonds. While Uruguay intends to issue in the future similar bonds in the international capital markets, Uruguay has not issued to date in the international capital markets any instrument comparable to the bonds. Uruguay has been advised by the underwriters that they may make a market in the bonds but they are not obligated to do so and may discontinue market making at any time without notice. Uruguay has applied to list the bonds on the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the bonds. The price at which the bonds will trade in the secondary market is uncertain.

          Disparity Between Inflation and Devaluation Rates

          Amounts payable in U.S. dollars under the bonds on account of principal and interest will be determined by adjusting the nominal outstanding principal peso amount of the bonds to reflect Uruguayan inflation (as measured by the UI) from the issue date through the applicable Rate Calculation Date and converting the outstanding principal peso amount so adjusted into U.S. dollars applying the Average Transfer Exchange Rate for the conversion of Uruguayan pesos into U.S. dollars. If the rate of devaluation of the peso as compared to the U.S. dollar during any given period exceeds the Uruguayan rate of inflation during such period (as measured in UIs), the U.S. dollar amounts due under the bonds on account of principal and interest will diminish. Consequently, a devaluation of the peso that exceeds the inflation rate as measured in UIs could adversely affect your investment in bonds as measured in U.S. dollars.

Investment Considerations Relating to Uruguay

          This section should be read in conjunction with the more detailed information found in the prospectus.

          Economic Environment

          Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by approximately 10.8% in 2002 and 6.8% during the first six months of 2003. Although on a seasonally adjusted basis real GDP increased by 2.2% during the first quarter of 2003 and by 3.3% during the second quarter of 2003, as compared to the last quarter of 2002 and the first quarter of 2003, respectively, the economic recovery is incipient and we cannot assure investors that it will continue uninterrupted.

          Impact of Argentina’s Economic Crisis

          Overall Impact on Economy. Uruguay’s economy has been and is likely to continue to be adversely affected by Argentina’s prolonged economic instability. Although the Argentine economy in 2003 has shown indications of recovery, uncertainty regarding the medium and long-term evolution of the Argentine economy, including with respect to the restructuring of its external debt, may adversely affect Uruguay’s ability to restore its economic growth.

          Impact of Argentina’s Economic Crisis on Uruguay’s Domestic Banking System. In 2002, Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system (out of US$14,246 million existing as of December 31, 2001). Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance of approximately US$2.0 billion from the Uruguayan authorities, including US$539 million from Banco Central, US$524 million from the central government (acting through one of its agencies) and US$986 million from the banking stability fund. The crisis suffered by Uruguay’s banking system during 2002 resulted in the mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, and the liquidation of four banks at the end of 2002 and the beginning of 2003. As of June 30, 2003, deposits with the banking system had shown a gradual recovery compared to December 31, 2002. See “Recent Developments —Monetary System —The Financial Sector.”

          Risk of “Contagion.” In addition to the direct effects of the Argentine crisis on the Uruguayan economy described below, uncertainty has increased as to the medium-term implications for the region of Argentina’s December 2001 default on most of its external debt obligations. Also, there is uncertainty as to Argentina’s ability to restructure its foreign debt in an orderly manner. An increasingly volatile international environment and the unresolved financial crisis in Argentina have aggravated the possible threat of “contagion” (a situation in which an entire region or class of investment is disfavored by international investors without regard to the circumstances in individual countries). If this occurs, it may limit Uruguay’s financing ability in future and could affect Uruguay’s prospects for renewed economic growth.

          The Foreign Exchange Market in Uruguay is Thinly Traded

          Due to the low volume of trades on the Uruguay foreign exchange market, the dollar-peso exchange rate may prove volatile over short periods of time, including the period used to determine the amount of U.S. dollars payable under the bonds on amounts of interest and principal. Banco Central has in the past and will continue in the future to intervene in the foreign exchange market for monetary policy and other purposes. If the rate of devaluation of the peso as compared to the U.S. dollar during any period exceeds the Uruguayan rate of inflation during such period (as measured in UIs), the U.S. dollar amounts due under the bonds on account of principal and interest will diminish.

          Risks of Further Real Depreciation of Peso

          On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. Since then, the peso has depreciated significantly, although at a slower pace in 2003. See “Certain Defined Terms and Conventions —Uruguayan Peso Information.” The devaluation of the peso in turn caused a deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions and caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 92.4% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%. An additional real depreciation of the peso could harm Uruguay’s domestic banking system and other domestic firms with substantial foreign currency-denominated debt. This could also increase Uruguay’s foreign-currency denominated debt to GDP ratio.

          IMF Program

          Argentina’s crisis and its impact on Uruguay’s economy in 2002 forced the government to adopt measures designed to prevent a further deterioration of its fiscal accounts and ensure the financial support of the International Monetary Fund, the World Bank and the Inter-American Development Bank. Uruguay also received approximately US$2.4 billion from multilateral lenders during 2002 and repaid US$223.0 million to multilateral lenders. Uruguay received approximately US$300 million from the IMF during the first quarter of 2003. Uruguay also received approximately US$204 million from the IMF in July 2003 after the IMF completed the third review under Uruguay’s 2002 Stand-By Arrangement, waiving applicability until July 22, 2003 of certain performance criteria contemplated for the second quarter of 2003. If Uruguay does not meet the performance criteria set out in the IMF standby program (and such criteria are not amended or waived by the IMF), the government may not be able to obtain further disbursements from the IMF under the IMF Program. This may also interfere with the government’s ability to obtain financing from other multilateral financial institutions. The loss of official sector financing could adversely affect Uruguay’s fiscal viability, including its ability to service the bonds.

          Political Situation

          The Batlle Administration’s Partido Colorado does not control a majority of either house of Congress. The principal opposition party has questioned certain of the more recent austerity measures introduced by the government and has maintained substantial levels of public support. Political uncertainty may increase as the 2004 presidential and parliamentary elections approach. Although Congress has approved Uruguay’s budget through 2005, changes in the political environment could result in changes in Uruguay’s economic policies that may in the long-term have other adverse effects on Uruguay’s ability to meet its debt obligations, including under the bonds.

RECENT DEVELOPMENTS

               The information included in this section supplements the information about Uruguay corresponding to the headings below that is contained in the Prospectus dated April 10, 2003, as amended on May 9, 2003. To the extent that the information included in this section differs from the information set forth in the accompanying prospectus, you should rely on the information in this section.

The Economy

          Gross Domestic Product

          According to preliminary figures, real gross domestic product (“GDP”) fell 6.8% during the first six months of 2003, as compared to the same period in 2002. However, on a seasonally-adjusted basis, real GDP increased by 2.2% in the first quarter of 2003 and by 3.3% in the second quarter of 2003 as compared to the fourth quarter of 2002 and the first quarter of 2003, respectively. The sectors of the economy that experienced the largest increases in seasonally-adjusted real growth during the first six months of 2003 were manufacturing and agriculture, reflecting improved conditions for an increase in exports. This growth was offset by a contraction of most service sectors of the economy such as construction, trade and general services, and commerce, restaurants and hotels, attributable to a contraction of domestic demand for goods and services and a decline in tourism revenues which in past years have originated primarily in Argentina.

          Role of the State in the Economy

          The government continues to pursue its policy of opening areas of the economy previously reserved to public sector enterprises to private investment. A 30-year concession for the Montevideo airport was granted in September 2003 and concessions for the construction and maintenance of roads continue to be granted. As a result of opposition to measures contemplated in the 2002 law authorizing ANCAP to enter into a joint venture with an oil company and to relinquish its existing monopoly in 2006, a referendum calling for the repeal of the law has been scheduled for December 7, 2003. If a majority of the votes cast in the referendum approve the repeal of the law, the measures contemplated with respect to ANCAP would have to be suspended absent a new law.

          Employment and Labor

          The gradual recovery of economic activity in Uruguay in the first six months of 2003 led to a decrease in the nationwide unemployment rate, which fell from 18.6% as of December 31, 2002 to 16.8% as of July 31, 2003. The sectors that remain most depressed are manufacturing and construction.

          Real wages declined by 18.3% during the first six months of 2003, compared to the same period of 2002, due primarily to the high unemployment rates and the depreciation of the real exchange rate. Real wages for the public sector declined by 18.6% during the first six months in 2003 due to increasing inflation and the discontinuance of the inflation-adjustment policy for public wages.

Balance of Payments and Foreign Trade

          Balance of Payments

          For the first six months of 2003, Uruguay’s balance of payments registered a surplus of US$459 million, as compared to a deficit of US$1,639 for the same period in 2002. During the first six months of 2003, Uruguay had a current account surplus of US$18 million and net capital inflows resulting primarily from disbursements from multilateral agencies. The increase in bank deposits and the resulting balance of payments surplus for the first six months of 2003 increased Banco Central’s international reserve assets to US$1,163.3 million at June 30, 2003, as compared to US$772 million at December 31, 2002.

          The following table presents preliminary balance of payments information for 2002, the first six months of 2002 and the first six months of 2003.

          Balance of Payments(1)

	Jan-Dec		Jan-June		Jan-June
	2002(2)		2002(2)		2003(2)

	(in millions of U.S. dollars)
Current account:
Merchandise trade balance	US$	50.0	US$	(66.0)	US$	103.0
Exports		1,923.0		997.0		1,051.0
Imports		(1,873.0)		(1,063.0)		(948.0)
Services, net		122.0		119.0		127.0
Interest and dividends		9.0		6.0		(247.0)
Current transfers(3)		69.0		31.0		35.0

Total current account		250.0		90.0		18.0

Capital account:
Direct investments		180.0		110.0		36.0
Portfolio investments(4)		308.0		366.0		(180.7)
Other medium-and long-term capital		2,174.0		802.0		408.0
Other short-term capital		(3,092.0)		(2,076.0)		(133.5)

Total capital account, net		(430.0)		(798.0)		(129.7)

Errors and omissions		(2,150.0)		(930.0)		311.1

Total balance of payments	US$	(2,328.0)	US$	(1,639.0)	US$	459.0

Change in Banco Central international reserve assets(5)	US$	(2,328.0)	US$	(1,639.0)	US$	459.0

Assets:
Gold		(1.0)		0.0		0.0
SDRs		(4.0)		(1.0)		(6.0)
IMF position		45.0		0.0		0.0
Foreign exchange		1,782.0		1,642.0		(397.0)
Other holdings		506.0		(3.0)		(56.0)

Total assets	US$	2,328.0	US$	1,639.0	US$	(459.0)

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, 5th Edition.

(2)	Preliminary data.

(3)	Current transfers consist of transactions without a quid pro quo, many of which are donations.

(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.

(5)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.

Source: Banco Central.

          During 2003, Uruguay and Mexico agreed to enter into a free trade agreement which is expected to be signed by the end of October 2003.

          Foreign Trade

          In the first eight months of 2003, exports increased by 10% and imports decreased by 2.6% compared with the same period of 2002. Imports, which had declined by almost 50% over a prolonged period, have stabilized and begun to show signs of recovery in July and August 2003.

Monetary System

          The following table sets forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserve assets as of the dates indicated.

Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

												As of
	As of December 31,											September 30,

	1998		1999		2000		2001		2002(2)			2003(2)

Currency, including cash in vaults at banks	US$	852.3	US$	848.3	US$	756.7	US$	639.8	US$	367.7		US$	336.5
Others		341.2		2.2		2.7		2.0		6.6			1.4

Monetary base	US$	1,193.5	US$	850.6	US$	759.4	US$	641.8	US$	374.3		US$	337.9

Banco Central international reserve assets	US$	2,589.3	US$	2,605.9	US$	2,742.0	US$	3,100.0	US$	772.0	(3)	US$	1,716.4	(3)(4)

(1)	All figures are at market value as of the dates indicated.

(2)	Preliminary data.

(3)	This amount does not include US$507.5 million held by the Fondo de Estabilidad del Sistema Bancario or FESB at December 31, 2002 and US$365.9 million at September 30, 2003.

(4)	This amount includes US$303 million disbursed by the IMF on March 20, 2003 and US$204 million disbursed by the IMF on July 15, 2003 and approximately US$840.2 of reserves and voluntary deposits of the Uruguayan banking system, including US$203.5 of Banco de la República with Banco Central.

Source: Banco Central.

          For the twelve months ended June 30, 2003, inflation was 24.6% as measured by changes in consumer prices and 52.6% as measured by changes in wholesale prices, compared to 25.9% and 64.6% for the twelve months ended December 31, 2002.

          Interest rates decreased steadily in the first six months of 2003 due primarily to the stabilization of the expectations related to the exchange rate devaluation. For this same reason interest rates on preferential credits in Uruguayan pesos in the banking system fell to 35.5% as of June 30, 2003, from 55.4% as of December 31, 2002. Interest rates for loans denominated in U.S. dollars also followed a decreasing trend, declining from 12.1% as of December 31, 2002 to 11.8% as of June 30, 2003. The weighted average interest rate for 30 to 180 day term deposits in pesos in private banks fell from 45.6% as of December 31, 2002, to 20.1% as of June 30, 2003.

          The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the years 1998 through 2002 and for the nine months ended September 30, 2003.

Exchange Rates
(pesos per US$)

	High	Low	Average(1)	Period End

1998	10.910	10.060	10.476	10.815
1999	11.735	10.818	11.346	11.610
2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003 (through September 30)	29.550	26.150	27.980	28.000

(1)	Annual average of daily interbank end-of-day bid-side rates.

Source: Banco Central.

          The Financial Sector

          Following the 2002 crisis and the successful completion of Uruguay’s foreign denominated debt reprofiling in June 2003, the banking sector has gradually returned to a more stable condition. According to preliminary figures, deposits with the banking system reached US$5.8 billion as of June 30, 2003, an increase of US$281 million with respect to deposits as of December 31, 2002.

          In June 2003, Banco de la República elected to release deposits that had been mandatorily rescheduled in August 2002 prior to the maturity date. Of the U.S.$530 million of deposits released, Banco de la República retained in excess of 91% as new deposits.

Public Sector Finances

          The following tables set forth the government’s revised main macroeconomic assumptions and principal public sector goals for 2003.

Main Macroeconomic Assumptions for 2003

Gross Domestic Product:
GDP (in millions of US$, at nominal prices)	US$	10,600
Real GDP growth (percent)		(1%)
Inflation:
Domestic inflation (CPI)
December 2003/December 2002		20%
Average 2003/Average 2002		23.2%
Devaluation:
December 2003/December 2002		15%
Interest Rate:
Libor (six months)(1)		1.3%

(1)	Interest rate assumed is that applied to payments six months overdue.

Source: Ministry of Finance.

          The following table sets forth the principal public sector goals and targets for 2003.

Principal Public Sector Goals and Targets for 2003

Combined public sector primary surplus	3.2% of GDP
Discretionary public sector expenditures(1)	11% of GDP
Gross non-financial public sector debt denominated in foreign currency	US$9.1 billion
Change in net international reserve assets of Banco Central relative to December 2002	US$(130) million

(1)	Defined as total current expenditures by the central government and social security system, excluding outlays on interest, pension and internal transfers, and including freely disposable outlays and capital expenditures of public sector companies.

Source: Ministry of Economy and Finance.

          Public Sector Accounts

          Preliminary figures indicate that the central government’s (excluding local governments, non-financial public sector institutions and financial sector institutions) deficit for the first six months of 2003 totaled Ps.10,337 million. As compared to the first six months of 2002, the central government’s revenues for the first six months of 2003 totaled Ps.31,638 million, a decrease of 5.2% in real terms compared to the same period in 2002, due to a general slowdown in the economic activity and the reduced revenues from public enterprises, especially the state-owned enterprises in the energy sector. The central government’s expenditures for the first six months of 2003 totaled Ps.41,975 million, an increase of 7.0% in real terms as compared to the first six months of 2002. Non-financial expenditures of the central government decreased in the first six months of 2003 by 12.2% in real terms, reflecting efforts of the central government to reduce expenditures in real terms.

Public Sector Debt

          The IMF Program

          On July 11, 2003, the IMF completed Article IV consultation with Uruguay as well as the third review under the Stand-By Arrangement, initially signed on March 25, 2002. As part of the third review, Uruguay signed a new letter of intent with the IMF. The new agreement envisions several structural reforms to be implemented by Uruguay in the second half of 2003, including the reform of the pension funds of the military and police force, the restructuring of the Banco de la República and further deregulation of the fuel sector.

          Debt Reprofiling

          On April 10, 2003, the Republic launched an offer inviting owners of certain of the Republic and Banco Central’s foreign currency denominated and foreign law governed bonds with aggregate principal amount of US$3.5 billion (the “Old Bonds”) to tender, on the terms and subject to the conditions set forth in a prospectus and a prospectus supplement dated April 10, 2003 (as amended on April 15, 2003, April 25, 2003 and May 9, 2003) and the related electronic letter of transmittal, their Old Bonds in exchange for newly issued bonds (the “International Offer”). The International Offer expired on May 22, 2003.

          The International Offer was made concurrently with (i) a similar invitation to holders of foreign currency denominated bonds of the Republic having an initial maturity of more than 12 months and governed by Uruguayan law with aggregate principal amount of approximately US$1.5 billion (the “Domestic Offer”); and (ii) the calling of a meeting of holders of the Republic’s ¥30,000,000,000 2.20% Bonds due 2006 (the “Samurai Bonds”) to consider amendments to the terms and conditions of the Samurai Bonds (the “ Samurai Solicitation”, and together with the Domestic Offer, the “Concurrent Offers”).

          The International Offer and the Concurrent Offers were designed to adjust Uruguay’s debt profile and make it sustainable.

          Set forth below is a summary of the results of the International Offer and the Concurrent Offers, and details of the new series of bonds issued by Uruguay pursuant to the International Offer and Japanese Amended Samurai Bond Exchange as of June 30, 2003.

Overall Results of the International Offer and the Concurrent Offers

Overall Participation

Domestic Offer	98.7%
International Offer	89.6%
Samurai Solicitation	100%*
Total	92.8%

*	After approval by the required percentage of Samurai bondholders at the bondholders’ meeting held in Tokyo on May 15, 2003, the amendments became effective with respect to 100% of the Samurai Bonds.

Amounts of New Bonds Issued Pursuant to the International Offer
and Japanese Amended Samurai Bond Exchange
as of June 30, 2003

		Aggregate Principal
New Bonds Issued	ISIN	Amount Issued

Benchmark Bonds
7.25% Bonds due 2011 (USD)	US917288AY81	US$	500,000,000	*
7.50% Bonds due 2015 (USD)	US917288AZ56	US$	1,059,435,126	**
7.875% PIK Bonds due 2033 (USD)	US917288BA96	US$	1,055,579,094
Maturity Extension Bonds
7.875% Bonds due 2008 (USD)	US917288AL60	US$	83,641,325
Floating Rate Notes due 2009 (USD)	US917288AM44	US$	1,448,051
Floating Rate Notes due 2010 (USD)	US917288AN27	US$	5,399,146
Floating Rate Notes due 2010 (GBP)	XS0167136190		—
8.375% Bonds due 2011 (USD)	US917288AP74	US$	60,752,000
Convertible Floating Rate Notes due 2012 (USD)	US917288AQ57		—
7.00% (UF) Notes due 2012 (CLP)	US917288AR31		—
7.00% Notes due 2012 (EUR)	XS0167136786		€93,801,000
7.00% Bonds due 2013 (USD)	US917288AS14	US$	64,194,000
7.875% Bonds due 2014 (USD)	US917288AT96	US$	20,048,800
7.25% Bonds due 2014 (USD)	US917288AU69	US$	31,467,200
8.75% Bonds due 2015 (USD)	US917288AV43	US$	50,639,260
6.375% (UF) Notes due 2016 (CLP)	US917288AW26	CLP$	1,470,000,000
7.625% Bonds due 2017 (USD)	US917288AX09	US$	41,147,100
7.00% Notes due 2019 (EUR)	XS0167137834		€117,661,000

*	Includes US$53,104,797 issued on June 25, 2003.

**	Includes US$50,879,939 issued on June 12, 2003 in a private exchange for ¥6,330,000,000 principal amount of amended Samurai Bonds.

USE OF PROCEEDS

     The net proceeds from the sale of the bonds will be approximately US$198,680,000, after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay estimated at US$120,000. Uruguay will use the net proceeds from the sale of the bonds for the general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness.

DESCRIPTION OF THE BONDS

          Uruguay is issuing the bonds under a trust indenture dated as of May 29, 2003 among Uruguay, Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. The information contained in this section and in the prospectus summarizes some of the terms of the bonds and the indenture. You should read the information set forth below together with the section “Description of the Securities” in the accompanying prospectus, which summarizes the general terms of the bonds and the indenture. You should read the indenture and the form of bonds before making your investment decision. Uruguay has filed the indenture and the form of bonds with the SEC and will also file copies of these documents at the offices of the trustee.

          The accompanying prospectus sets forth the general terms of the bonds. This prospectus supplement describes the terms of the bonds in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the accompanying prospectus, you should rely on the information in this prospectus supplement.

          The 10.50% UI Bonds due 2006 will:

•	be represented by one or more global securities in fully registered form only, without coupons, as more fully described under “Registration and Book-Entry System” below in denominations of Ps. 100,000 and integral multiples thereof;

•	be available in certificated form only under certain limited circumstances;

•	be direct, general, unconditional and unsecured obligations of Uruguay;

•	rank equal in right of payment with all of Uruguay’s payment obligations relating to unsecured and unsubordinated external indebtedness;

•	mature on October 20, 2006;

•	pay interest semi-annually in arrears on April 20 and October 20 of each year, commencing on April 20, 2004, each of the payments being payable at an annual rate of 10.50% on the outstanding principal amount of the bonds as adjusted to reflect Uruguayan inflation from October 20, 2003 through the relevant interest payment date. For this purpose, The Bank of New York, as the Calculation Agent, will multiply the outstanding principal amount of the bonds in Uruguayan pesos by a fraction the numerator of which is the value of one Unidad Indexada (UI) expressed in Uruguayan pesos as of the relevant interest payment date and the denominator of which is Ps. 1.3113, being the value of one UI expressed in Uruguayan pesos on October 20, 2003. Interest on the bonds will be calculated on the basis of a 360-day year of twelve 30-day months;

•	pay principal in full at maturity (or if an event of default that is continuing results in an early redemption of the bonds), the redemption amount (or early redemption amount) being equal to the outstanding principal amount of the bonds as adjusted to reflect Uruguayan inflation from October 20, 2003 through the maturity date. For this purpose, the Calculation Agent will multiply the outstanding principal amount of the bonds in Uruguayan pesos by a fraction the numerator of which is the value of one UI in Uruguayan pesos as of the maturity date (or the date on which the early redemption amount is paid) and the denominator of which is Ps. 1.3113, being the value of one UI expressed in Uruguayan pesos on October 20, 2003;

•	pay all amounts due in respect of principal or interest in U.S. dollars, calculated by the Calculation Agent by exchanging the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date.

          For purposes of all payments of interest, principal or other amounts contemplated herein:

•	“Average Transfer Exchange Rate” shall mean the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and is available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty business days ending two business days prior to any interest or principal payment date (the “Rate Calculation Date”). If such exchange rate is not reported by Banco Central, then the Average Transfer Exchange Rate shall be determined by the Calculation Agent by calculating the average of the Alternative Rate for the twenty business days prior to any Rate Calculation Date. The Alternative Rate shall be calculated by polling Citibank N.A., Uruguay Branch, BankBoston N.A., Uruguay Branch, Banco Santander Uruguay, and ABN Amro NV Uruguay Branch, each located in Montevideo, Uruguay (collectively, the “Reference Banks”) at 16:00 pm Montevideo time, at the exchange rate for the professional market, by taking the arithmetic mean of the polled exchange rates. In the event that any of the Reference Banks cease to operate in the Republic, they shall be replaced by the Republic, for the purpose of determining the Alternative Rate, with subsidiaries or branches of other foreign banks having similar characteristics.

•	“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in The City of New York; provided however that solely for the purposes of determining the Average Transfer Exchange Rate, “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in Montevideo, Uruguay.

•	“UI” shall mean the value in Uruguayan pesos of the unit calculated by the INE and published monthly in advance for each day from the 6th day of a month to the 5th day of the following month by Banco Central del Uruguay and INE. The formula for calculation shall be the formula published in Decree 356/003 dated September 1, 2003 issued by the Executive Power (the “Formula”) and is as follows:

UI d,t =	UI 5,t-1 * (IPC t-2 / IPC t-3) ^ [(d+Dt-1-5)/Dt-1]	for 1	≤	d	≤	5

UI d,t =	UI 5,t * (IPCt-1 / IPCt-2) ^ [(d-5)/Dt]	for 6	≤	d	≤	31

UI d,t =	Unidad Indexada of day “d” on month “t”

d =	day

t =	month

Dt =	number of days in month “t”

IPC =	Consumer Price Index (Indice de Precios al Consumo) as measured by INE.

Banco Central del Uruguay shall give the Trustee and the Calculation Agent prompt notices of any changes to the methodology for the calculation of the UI as published in Decree 356/003 referred to above. In such cases and if the UI is no longer published or is not available from Banco Central in a timely manner the Calculation Agent will apply the Formula, which will be stipulated in the terms and conditions of the bonds, with the relevant IPCs published on Bloomberg electronic information services. If the IPC for the relevant months required to calculate the UI for any payment date are not published on Bloomberg electronic information services, Banco Central shall provide the Calculation Agent with the required IPC.

               Payment of Principal and Interest

          If any date for an interest or principal payment on a bond is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. No interest on the bonds will accrue as a result of this delay in payment.

          If any money that Uruguay pays to the trustee or to any paying agent to make payments on any bonds is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Uruguay will hold the unclaimed money in trust for the relevant holders until four years from the date on which the payment first became due.

          Global Bonds

          Payments of principal, interest and additional amounts, if any, in respect of the bonds will be made to DTC or its nominee, as the registered holder of those global securities. Uruguay expects that the holders will be paid in accordance with the procedures of DTC and its participants. Neither Uruguay nor the trustee, which will act as Uruguay’s principal paying agent, shall have any responsibility or liability for any aspect of the records of, or payments made by, DTC or its nominee, or any failure on the part of DTC in making payments to holders of the bonds from the funds it receives.

          Certificated Bonds

          Uruguay will arrange for payments to be made on any bonds in certificated form to the person in whose name the certificated bonds are registered, by wire transfer or by check mailed to the holder’s registered address. So long as any bonds remain outstanding, Uruguay will maintain a registrar in New York City for that series.

Modifications

          The indenture and the bonds contain collective action clauses with provisions regarding future modifications to the terms of the bonds and to multiple series of debt securities issued under the indenture.

          Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the bonds may be made or given pursuant to (i) a written action of the holders of the bonds without the need for a meeting, or (ii) by vote of the holders of the bonds taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture and the terms and conditions of the bonds.

          Any modification, amendment, supplement or waiver to the terms and conditions of the bonds, or to the indenture insofar as it affects the bonds, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the bonds at the time outstanding.

          However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the bonds;

•	reduce the principal amount or redemption price or premium, if any, payable under the bonds;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the bonds;

•	reduce the interest rate on the bonds;

•	change the currency or place of payment of any amount payable under the bonds;

•	change the obligation of Uruguay to pay additional amounts in respect of the bonds;

•	change the definition of “outstanding” or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the bonds) in respect of the bonds;

•	authorize the trustee, on behalf of all holders of the bonds, to exchange or substitute all the bonds for, or convert all the bonds into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the bonds.

          We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

          Any reserve matter modification to the terms and conditions of the bonds or to the indenture insofar as it affects the bonds (but does not, in each case, modify the terms of any other debt securities issued under the indenture), may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the bonds at the time outstanding.

          If Uruguay proposes any reserve matter modification to the terms and conditions of the bonds and at least one other series of debt securities issued under the indenture, or to the indenture insofar as it affects the bonds and at least one other series of debt securities issued under the indenture, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for any affected series if made with the consent of Uruguay and:

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that reserve matter modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each affected series (taken individually).

          If any reserve matter modification is sought in the context of a simultaneous offer to exchange the bonds for new debt instruments of Uruguay or any other Person, Uruguay shall ensure that the relevant provisions of the bonds, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or, if more than one debt instrument is so offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

          Uruguay agrees that it will not issue new bonds or reopen the bonds with the intention of placing the bonds with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of the bonds.

          Any modification consented to or approved by the holders of the bonds and the holders of any other series of debt securities, if applicable, pursuant to the modification provisions will be conclusive and binding on all holders of the bonds, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the bonds, whether or not notation of such modification is made upon the bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such bond.

          Before seeking the consent of any holder of a bond to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the bonds) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

          For purposes of determining whether the required percentage of holders of the bonds has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any bonds owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only bonds that the trustee knows to be so owned shall be so disregarded.

          Prior to any vote on a reserve matter modification affecting the bonds, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any bonds deemed to be not outstanding as described above or, if no bonds are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Limitation on Time for Claims

          Claims against Uruguay for the payment of principal or interest on the bonds (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Additional Amounts

          Uruguay will make all principal and interest payments on the bonds without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of bonds the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

          Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of bonds has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the bonds;

•	the holder of bonds has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of bonds has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

          Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the bonds. Uruguay will also indemnify the holder of bonds against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the bonds following an event of default.

Paying Agents and Transfer Agent

          So long as any bonds remain outstanding, Uruguay will maintain a principal paying agent in a Western European or United States city and a registrar in New York City for that series and maintain in New York City an office or agency where notices and demands to or upon Uruguay in respect of the bonds or of the indenture may be served. Uruguay has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the Register will be maintained. In addition, Uruguay will maintain a paying agent and a transfer agent in Luxembourg with respect to the bonds listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require.

          Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Further Issues

          Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as the bonds (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with the outstanding bonds.

Notices

          All notices to holders will be published in the Financial Times in London. In addition, as long as the bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Uruguay will publish all notices related to the bonds in English in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If at any time publication in either the Financial Times or the Luxemburger Wort is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London or Luxembourg, as applicable. Any notice so published shall be deemed to have been given on the date of its publication.

          Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a bond represented by a global security or securities, each person owning a beneficial interest in a global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.

Registration and Book-Entry System

          Global Bonds

          The bonds will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a nominee for DTC and which will be deposited on or before the Closing Date with a custodian for DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

          If you wish to hold securities through the DTC system, you must either be a direct participant in DTC or hold through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with DTC. Euroclear and Clearstream participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants.

          If you so choose, you may hold your beneficial interests in the global security through Euroclear or Clearstream, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

          In sum, you may elect to hold your beneficial interests in a global bond:

•	in the United States, through DTC;

•	outside the United States, through Euroclear or Clearstream; or

•	through organizations that participate in such systems.

          DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global securities through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the indenture or the bonds. The ability of Euroclear or Clearstream to take actions as a holder under the bonds or the indenture will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

          As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bonds under the indenture for the bonds.

          The laws of some states of the United States require that certain persons take physical delivery of securities in certificated form. Consequently, your ability to transfer interests in a U.S. dollar global security may be limited.

Certificated Securities

          Uruguay will issue securities in certificated form in exchange for interests in a global security only if:

•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the bonds represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the bonds and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

          If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

          If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

          Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

          If Uruguay issues certificated securities listed on the Luxembourg Stock Exchange, it will appoint a paying and transfer agent in Luxembourg, where certificated bonds can be presented for payment and/or transfer. In the event of such an appointment, Uruguay will publish a notice confirming the name of the Luxembourg paying and transfer agent in the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg.

CLEARANCE AND SETTLEMENT

          The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources Uruguay believes to be reliable, but Uruguay makes no representation or warranty with respect to this information. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay or the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of its obligations under the rules and procedures of the clearance systems.

          Arrangements have been made with each of DTC, Euroclear and Clearstream to facilitate initial issuance of the bonds. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold any series of bonds through DTC and investors who hold or will hold any series of bonds through Euroclear or Clearstream will be effected in DTC through the respective depositaries of Euroclear and Clearstream.

The Clearing Systems

          The Depository Trust Company

          DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

          DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

          DTC can only act on behalf of its direct participants, which in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.

          Euroclear

          Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear participants include banks (including central banks), the dealer manager, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

          Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.

          Distributions with respect to bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, to the extent received by the depositary for Euroclear.

          Clearstream

          Clearstream is incorporated under the laws of Luxembourg as a professional depositary.

          Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

          Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are financial institutions round the world, including the dealer manager, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

          Distributions with respect to bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream.

Initial Settlement

          Global Bonds

          Upon the issuance of the global bonds, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interests represented by a book-entry security to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in those global bonds will be limited to persons who have accounts with direct account holders, including Euroclear or Clearstream, or indirect account holders. Ownership of beneficial interests in the global bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct account holders, and the records of direct account holders, with respect to interests of indirect DTC accountholders.

          Euroclear and Clearstream will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

          Global bonds that Uruguay will issue pursuant to this offer will be credited to the securities custody accounts of persons who hold those global bonds through DTC (other than through accounts at Euroclear and Clearstream) on the Closing Date and to persons who hold those global bonds through Euroclear or Clearstream on the business day following the Closing Date.

Transfers Within and Between DTC, Euroclear and Clearstream

          Trading Between DTC Purchasers and Sellers

          DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

          Trading Between Euroclear and/or Clearstream Participants

          Participants in Euroclear and Clearstream will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream governing conventional Eurobonds.

          Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

          When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to receive the securities and make payment for them. On the closing date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream. Euroclear or Clearstream will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

          Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the securities are credited to their accounts one day later.

          As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream charges) each participant.

          Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

          Finally, day traders that use Euroclear or Clearstream to purchase interests in the bonds from DTC accountholders for delivery to Euroclear or Clearstream participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC accountholder no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC accountholder is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

          Trading Between a Euroclear or Clearstream Seller and DTC Purchaser

          Due to time zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

          If the Euroclear or Clearstream participant selling the securities has a line of credit with Euroclear or Clearstream and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

          The following discussion summarizes certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you acquire the bonds. This summary is based on laws and regulations in effect in Uruguay and laws, regulations, rulings and decisions now in effect in the United States, which may change. Any change could apply retroactively and could affect the continued validity of this summary. This discussion supplements, and to the extent that it differs, replaces the “Taxation” section contained in the accompanying prospectus.

          This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding bonds, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Uruguay Taxation

          The following discussion summarizes certain aspects of Uruguayan income taxation that may be relevant to you if you are Non-Resident Holder of bonds. For the purposes of this summary, you are a “Non-Resident Holder” if you are a holder of bonds who is an individual that is a non-resident of Uruguay or a legal entity that is neither organized in, nor maintains a permanent establishment in Uruguay. This summary may also be relevant to you if you are a Non-Resident Holder of bonds in connection with the holding and disposition of the bonds. The summary is based on Uruguay laws, rules and regulations now in effect, all of which may change. This summary is not intended to constitute a complete analysis of the income tax consequences under Uruguayan law of the receipt, ownership or disposition of the bonds, in each case if you are a non-resident of Uruguay, nor to describe any of the tax consequences that may be applicable to you if you are a resident of Uruguay.

          Under Uruguayan law, as currently in effect, if you are a Non-Resident Holder of bonds, interest and principal payments on the bonds will not be subject to Uruguayan income or withholding tax. If you are a Non-Resident Holder and you obtain capital gains resulting from any trades of bonds effected between or in respect of accounts maintained by or on behalf of you will not be subject to Uruguayan income or other Uruguayan taxes where you have no connection with Uruguay other than as a holder of an interest in bonds. If you are a Non-Resident Holder, payments of interest and principal on bonds to you, and any gain realized upon the disposition of bonds by you, will not be subject to Uruguayan taxes.

United States Federal Income Tax Consequences

          This disclosure supplements and when inconsistent replaces the disclosure which appears in the accompanying prospectus.

          The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a bond that is a “United States person” as defined in the accompanying prospectus (a “United States holder”). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with United States holders that acquire the bonds pursuant to their original offering at their issue price and that will hold the bonds as capital assets (as defined in the Internal Revenue Code), and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the bonds as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar.

          As discussed herein, there is no definitive guidance regarding the treatment of the bonds for U.S. federal income tax purposes and, accordingly, such treatment is uncertain. United States holders are advised to consult their own tax advisors in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the bonds.

          There are no regulations, published rulings or judicial decisions involving the treatment for U.S. federal income tax purposes of securities with terms substantially the same as the bonds. Although proposed regulations addressing the taxation of instruments like the bonds have been published recently (the “Proposed Regulations”), they are proposed to apply only to instruments issued 60 days or more after the regulations are issued in final form and therefore will not apply to the bonds if finalized as proposed. Under current law, the regulations generally applicable to debt instruments that provide for contingent payments (the “Contingent Payment Regulations”) do not apply to debt that provides for one or more payments that are denominated in or determined by reference to foreign currencies. Accordingly, although the U.S. Internal Revenue Service (the “IRS”) may take a different view, as described below, the Republic intends to treat the bonds as debt instruments subject to the regulations relating to foreign currency transactions (the “Foreign Currency Regulations”) and not subject to the Contingent Payment Regulations for U.S. federal income tax purposes. Under current law, however, the Foreign Currency Regulations do not provide specific rules governing the taxation of debt instruments providing for contingent payments. Therefore, subject to the discussion in the following paragraph, there are no rules that apply to the bonds that would require that United States holders include amounts in income with respect to the bonds prior to the date on which the amount of each interest payment or the payment of principal becomes fixed. Under this treatment, each interest payment on a bond will be taxable as ordinary income when the amount of such payment becomes fixed (which, subject to the discussion in the next paragraph, is expected to be the date of such payment) for an accrual method United States holder, or is paid for a cash method United States holder. Any gain or loss realized by a United States holder of a bond upon the sale, exchange or redemption of such bond would be treated as ordinary income or loss to the extent attributable to changes in exchange rates and otherwise would be treated as capital gain or loss, includible in income at the time of such sale, exchange or redemption. Any such capital gain or loss would be long-term capital gain or loss if such bond has been held for more than one year.

          It is possible that, in light of the inflation-adjustment mechanism of the bonds, the IRS will take the view that the amount of the interest payments on the bonds becomes fixed before the interest is paid. In that case, under the Foreign Currency Regulations, an accrual method United States holder could be required to accrue interest income on the bonds in an amount equal to the United States dollar value of the interest payable in Uruguayan pesos prior to the payments of interest on the bonds, at the time the amount in Uruguayan pesos becomes fixed. Any difference between the interest income accrued in this manner and the interest paid would then be treated as foreign currency gain or loss, which would be characterized as ordinary income or loss. Moreover, if the IRS were to determine, based on all the facts and circumstances, that the treatment described above is unreasonable and a principal purpose for structuring the bonds was to achieve such treatment, the IRS could require that the bonds be taxed in a different manner in order to achieve what it considers to be a more reasonable treatment. For example, the IRS could require that accruals of income on the bonds be determined under the Contingent Payment Regulations or the Proposed Regulations. Under the principles of the Proposed Regulations which provide rules for applying the Contingent Payment Regulations to debt denominated in, or with payments determined by reference to, foreign currency, a United States holder would be required generally (i) to accrue interest in Uruguayan pesos at the yield at which the Republic would issue a non-inflation-indexed fixed rate debt instrument denominated in Uruguayan pesos with terms and conditions similar to those of the bonds which yield may be higher than the actual yield in the bonds (ii) to translate the interest accrued from Uruguayan pesos into United States dollars and account for foreign currency gain or loss on payments of interest and principal and (iii) to account for gain or loss arising from contingent payments and dispositions as prescribed in the Contingent Payment Regulations. In such event, the timing of a United States holder’s income with respect to the bonds would differ from that described above and any income or gain with respect to the bonds could be treated as ordinary income and not capital gain. It is not clear whether or in what manner the IRS would exercise this authority and, accordingly, United States holders are advised to consult their own tax advisors regarding the U.S. federal income tax treatment of the bonds.

European Union Directive on the Taxation of Savings Income

          The ECOFIN Council of the European Union has adopted a Directive on taxation of savings income in the form of interest payments (Council Directive 2003/48/EC). Subject to a number of important conditions being met, with effect January 1, 2005 Member States will be required to provide to the tax or other relevant authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, subject to the right of certain Member States (namely, Luxembourg, Belgium and Austria) to opt instead for a withholding tax system pursuant to the Directive for a transitional period in relation to such payments, with withholding tax rates rising over time to 35%. Luxembourg, Belgium and Austria have indicated that they will exercise this option. Any withholding tax levied pursuant to the Directive may be in addition to any domestic withholding tax levied by Member States.

          It should also be noted that, in connection with the Directive, it is anticipated that certain third countries (namely, Switzerland, Liechtenstein, Monaco, Andorra and San Marino) and certain dependent or associated territories of the United Kingdom and the Netherlands (including the Channel Islands, the Isle of Man, and dependent or associated territories in the Caribbean) may agree to adopt measures regarding the taxation of savings income which are comparable with those contained in the Directive (including comparable withholding taxes).

PLAN OF DISTRIBUTION

          Subject to the terms and conditions stated in the underwriting agreement dated October 15, 2003, Citigroup Global Markets Inc. and UBS Securities LLC have agreed to purchase, and Uruguay has agreed to sell to the underwriters Ps. 5,589,500,000 aggregate principal amount of bonds.

          The underwriters have advised Uruguay that they propose initially to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at the price less a concession not in excess of 0.40% of the principal amount of the bonds. After the initial public offering, the public offering price and concession may be changed.

          Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and Uruguay has agreed to sell to that underwriter, the principal amount of bonds set forth opposite the underwriter’s name.

	Principal Amount of
Underwriter	Bonds
Citigroup Global Markets Inc.	Ps.	5,310,100,000
UBS Securities LLC	Ps.	279,400,000

          The underwriting agreement provides that the obligations of the underwriters to purchase the bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the bonds if they purchase any of the bonds.

          The following table indicates the underwriting discounts and commissions that Uruguay is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the bonds)

Paid by Uruguay
Per Bond	0.60%

          In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of bonds in excess of the principal amount of bonds to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of bonds made for the purpose of preventing or retarding a decline in the market price of the bonds while the offering is in progress.

          The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases bonds originally sold by that syndicate member.

          Any of these activities may have the effect of preventing or retarding a decline in the market price of the bonds. They may also cause the price of the bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

          United Kingdom Stabilization — In connection with this issue, Citigroup or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Citigroup or any agent of Citigroup to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

          Each underwriter has represented, warranted and agreed that:

          (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to Uruguay; and

          (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

          Uruguay estimates that its total expenses for this offering will be approximately US$120,000.

          The underwriters have performed investment banking and advisory services for Uruguay from time to time, for which they have received customary fees and expenses. The underwriters may engage in transactions with and perform services for Uruguay in the ordinary course of their business.

          Uruguay has agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

          The bonds are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

          The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Uruguay except as set forth in the underwriting agreement.

          Neither Uruguay nor the underwriters have represented that the bonds may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

FORWARD-LOOKING STATEMENTS

          The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus supplement; and

•	any amendment or supplement hereto.

          Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

          Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus supplement identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events, a further deterioration in the economic position of neighboring countries and international hostilities.

GENERAL INFORMATION

Due Authorization

          Uruguay has authorized the creation and issue of the bonds pursuant to Decree No. 407/003, dated October 6, 2003, of the Executive Power of the Republic of Uruguay and Resolution D/673/2003, dated October 8, 2003, of Banco Central of Uruguay.

Litigation

          Neither Uruguay nor any Uruguayan governmental agency is involved in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the offer or issue of the bonds and that would materially and adversely affect Uruguay’s ability to meet its obligations under the bonds and the indenture with respect to the bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Uruguay is aware, threatened.

Listing and Listing Agent; Luxembourg Exchange Agent

          Application has been made to list the bonds on the Luxembourg Stock Exchange. The Luxembourg listing agent is Dexia Banque Internationale à Luxembourg, 69 Route d’Esch, L-2953 Luxembourg. Copies of Uruguay’s Registration Statement, including the prospectus, the indenture and the forms of the bonds, may be inspected during normal business hours on any day except Saturday, Sunday and public holidays, at the offices of the Luxembourg listing agent as long as the bonds are listed on the Luxembourg Stock Exchange.

          Uruguay has not appointed a Luxembourg paying and transfer agent for the bonds. If Uruguay were to issue bonds in certificated form in the limited circumstances described in the prospectus, Uruguay will appoint such an agent in Luxembourg, where certificated bonds could be presented for payment and/or transfer. In the event of such an appointment, and if the rules of the Luxembourg Stock Exchange so require, a notice confirming the name of the Luxembourg paying and transfer agent will be published in English in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg. Pending the appointment of a Luxembourg paying or transfer agent, Dexia Banque Internationale à Luxembourg, the Luxembourg listing agent for the bonds, will act as intermediary in Luxembourg between you and Uruguay.

Where You Can Find More Information

          Uruguay has filed a Registration Statement with the SEC. You may request copies of this document, including all amendments thereto and its various exhibits, free of charge, by contacting the Office of the Representative of the Ministry of Economy and Finance of the Republic of Uruguay, 1025 Connecticut Ave, N.W. Suite 902, Washington, D.C. 20036, United States.

          Each additional amendment to the Registration Statement that Uruguay files with the SEC after the date of this prospectus supplement but before the end of the offering of the bonds is considered part of and incorporated by reference in this prospectus supplement. You can request copies of these documents and the offer, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. You may obtain a copy of all those documents, free of charge, at the office of the listing agent and any paying and transfer agent in Luxembourg.

     You may inspect copies of the indenture and the form of the bonds during normal business hours on any weekday (except public holidays) at the offices of the trustee.

     Clearing

     The bonds have been accepted for clearance through DTC and through Euroclear and Clearstream. The codes are:

ISIN	CUSIP

US760942AM46	760942 AM 4

PROSPECTUS

República Oriental del Uruguay

acting through Banco Central del Uruguay as its Financial Agent

Debt Securities
and/or
Warrants to Purchase Debt Securities

     Uruguay may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Uruguay may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. Uruguay may offer securities having an aggregate principal amount of up to US$3,000,000,000 in the United States. The securities will be direct, general and unconditional public foreign debt of Uruguay and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated foreign debt of Uruguay.

     Uruguay may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

_____________________

     The trust indenture described in this prospectus contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued thereunder that are described herein beginning on page 75. Under these provisions, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66-2/3% in aggregate principal amount outstanding of each affected series.

_____________________

     You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of those documents.

_____________________

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2003.

ABOUT THIS PROSPECTUS

     This prospectus provides a general description of the securities Uruguay may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time Uruguay sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

     This prospectus is based on information that is publicly available or that Uruguay has supplied, unless otherwise expressly stated. Uruguay confirms that:

•	the information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

FORWARD-LOOKING STATEMENTS

     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	any pricing supplement to a prospectus supplement.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves, and

•	other adverse factors, such as climatic or political events, a further deterioration in the economic position of neighboring countries and international hostilities.

DATA DISSEMINATION

     The Central Bank of Uruguay or Banco Central is currently working with the International Monetary Fund or the IMF to enable Uruguay to subscribe to the International Monetary Fund’s Special Data Dissemination Standard, which is designed to improve the timeliness and quality of information of subscribing member countries, in connection with the development of a revised system for the compilation and structure of monetary statistics. In this context, one of the government’s goals is to cause Banco de la República Oriental del Uruguay and Banco Hipotecario, the two state-owned financial institutions, to reduce the reporting lag of their monetary data to Banco Central to ten business days, which is the current reporting lag of monetary data of Uruguay’s private banks, from the current 15 business days. Also, the government is implementing a project to revise and expand national accounts statistics, which is currently scheduled to be completed in 2003.

USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, Uruguay will use the net proceeds from the sale of securities for the general purposes of the government of Uruguay, including but not limited to the refinancing, repurchase or retirement of domestic and external indebtedness of the government. Uruguay may also issue securities to be offered in exchange for any of its outstanding securities.

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

     All references in this prospectus to the “government” are to the government of Uruguay and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this prospectus to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

     The terms set forth below have the following meanings for the purposes of this prospectus:

•	Gross domestic product or GDP means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures variations in GDP based on 1983 prices to eliminate distortions introduced by changes in relative prices.

•	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

•	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a FOB basis and (2) for purposes of balance of payments, statistics collected on a FOB basis.

•	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December.

Currency of Presentation

     Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars (“U.S. dollars”, “dollars” and “ US$”) or pesos (“pesos,” “Uruguayan pesos” and “Ps.”) at historical annual average exchange rates. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars or yen (or dollars to yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars or yen at any particular rate or at all.

     The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

Presentation of Financial Information

     All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

     Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this prospectus may be subsequently adjusted or revised. Certain of the information and data contained in this prospectus for 2001 and 2002 is preliminary, and subject to further adjustment or revision. The government believes that this process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

SELECTED ECONOMIC INFORMATION

	1997		1998		1999		2000		2001(1)		2002(1)

	(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	21,708	US$	22,378	US$	20,923	US$	20,093	US$	18,568	US$	12,348
Real GDP (in thousands of constant 1983 pesos)(2)	Ps.	286,317	Ps.	299,311	Ps.	290,791	Ps.	286,600	Ps.	276,898	Ps.	247,079
% change from prior year		5.0%		4.5%		(2.8)%		(1.4)%		(3.4)%		(10.8)%
Consumer price index or CPI (annual rate of change)		15.2%		8.6%		4.2%		5.1%		3.6%		25.9%
Wholesale price index or WPI (annual rate of change)		13.3%		3.3%		(0.3)%		9.5%		3.8%		64.6%
Unemployment rate (annual average)		11.4%		10.1%		11.3%		13.6%		15.3%		17.0%
Balance of payments(3)
Trade balance		(704.4)		(771.8)		(895.4)		(927.0)		(771.0)		58.0
Current account		(265.8)		(461.2)		(502.0)		(566.0)		(512.0)		166.0
Capital and financial account net		641.0		1,043.0		338.0		772.0		794.0		(711.0)
Errors and omissions(4)		(54.0)		(59.2)		174.0		(39.0)		20.0		(1,778.0)
Overall balance of payments excluding impact of gold valuation adjustment		321.0		522.0		9.0		167.0		302.0		(2,323.0)
Change in Banco Central international reserve assets (period end)		159.5		520.9		16.6		136.1		358.0		(2,322.6)
Banco Central international reserve assets (period end)(5)		2,068.4		2,589.3		2,605.9		2,742.0		3,100.0		777.4
PUBLIC FINANCE
Central Government revenue		4,081.0		4,369.0		4,056.0		3,823.0		3,668.0		2,483.0
Central Government expenditure		4,420.1		4,629.0		4,850.0		4,631.0		4,482.0		3,059.0
Central Government surplus (deficit)		(339.1)		(260.0)		(794.0)		(809.0)		(814.0)		(576.0)
Overall public sector surplus (deficit)(6)		(340.6)		(201.0)		(757.0)		(755.0)		(737.0)		(507.0)
PUBLIC DEBT
Consolidated public sector foreign currency- denominated debt
Debt with non-residents		5,053.0		5,644.0		5,591.0		6,092.0		5,829.0		8,131.0
Debt with residents		1,852.0		2,050.0		2,935.0		3,040.0		4,322.0		3,214.0
Total		6,905.0		7,694.0		8,526.0		9,132.0		10,150.0		11,345.0
As a % of GDP		31.8%		34.4%		40.7%		45.4%		54.6%		91.9%
Consolidated public sector debt service
Amortizations		345.0		405.0		549.0		372.0		675.0		521.0
Interest payments		333.0		339.0		379.0		395.0		362.0		376.0
Total		678.0		744.0		928.0		767.0		1,037.0		897.0
As a % of exports of goods and services		16.1%		18.0%		26.7%		21.0%		31.6%		33.6%

(1)	Preliminary data.
(2)	Data for 2000, 2001 and 2002 subject to revision by Banco Central.
(3)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fourth Edition, for 1997 and 1998, and the Fifth Edition, for 1999 and subsequent years.
(4)	Constitutes a residual item which is periodically revised as additional information regarding the current and capital accounts becomes available.
(5)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year. Data for 2002 does not include US$492.7 million held in the Fondo de Estabilidad del Sistema Bancario or FESB as of December 31, 2002.
(6)	Local governments not included.
Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

     Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

     Uruguay’s population of approximately 3.4 million is primarily of European origin and has a literacy rate of 98%. Approximately 89% of the population lives in urban areas and about 42% of the population resides in the Montevideo metropolitan area. According to the most recent national census, the population growth rate averaged 0.6% per year for the period from 1985 to 1996, and is the lowest in South America.

     Uruguay is generally considered a middle-income developing country. The following table sets forth comparative GNP figures and selected other comparative statistics for the years indicated.

	Uruguay		Mexico		Brazil		Chile		Venezuela		United States

Per capita GNP(1)	US$	5,670	US$	5,540	US$	3,060	US$	4,350	US$	4,760	US$	34,870
Life expectancy at birth(2)		74		73		68		76		73		77
Adult illiteracy rate(3)
Male		3%		6%		15%		4%		7%		n.a.
Female		2%		10%		14%		4%		8%		n.a.
Infant mortality(2)		14		29		32		10		19		7

n.a.	Not available.
(1)	2001 data. Current US$, adjusted for purchasing power parity.
(2)	2000 data.
(3)	Ages 15 onwards. 2000 data for Uruguay, 2001 data for other countries.
Sources: International Bank for Reconstruction and Development or World Bank - World Development Indicators 2002; Banco Central.

Constitution, Government and Political Parties

     Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 1996, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

     Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

     Since the presidential elections of 1984, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, have alternated holding the presidential office. Although the Partido Colorado and the Partido Nacional have historically dominated Uruguay’s political system, in recent years a third party, the Frente Amplio, has gained increasing electoral support. Each party is composed of multiple political factions, typically with different political orientations, but without strong ideological differences.

     Uruguay held the first round of the most recent Presidential elections in October 1999, in which the Frente Amplio candidate obtained 40% of votes cast, followed by the Partido Colorado candidate with

33% of votes cast and the Partido Nacional candidate with 22% of votes cast. As no candidate obtained a simple majority, a run-off election between the two leading presidential candidates was held in November 1999, in which Jorge Batlle Ibañez of the Partido Colorado obtained a majority of the votes with the support of a coalition of the Partido Colorado and the Partido Nacional. On March 1, 2000, Mr. Batlle Ibañez assumed the presidency of Uruguay, succeeding Julio María Sanguinetti, also of the Partido Colorado.

     The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within the parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio, which was formed in 1971 uniting, among others, the Christian Democratic, Socialist and Communist parties, advocates a moderate social welfare platform. Each of the Partido Colorado and the Partido Nacional currently controls the governments of five and 13 Uruguayan departments, respectively. The Frente Amplio has controlled the government of the city of Montevideo, Uruguay’s capital city, since 1990. In the most recent local elections held in May 2000, the Frente Amplio retained control of the government of the city of Montevideo with approximately 58% of the votes cast. In its governance of the city of Montevideo, the Frente Amplio has not differed substantially from the market-oriented policies of the national government. A fourth political party, the Nuevo Espacio, is a center-left group which split from the Frente Amplio prior to the elections held in 1989.

     The Congressional representation of each of the four parties since the most recent elections in October 1999 has been as follows:

	Senate		Chamber of Deputies

	Seats	%	Seats	%

Partido Colorado	11	35%	33	33%
Partido Nacional	7	23%	22	22%
Frente Amplio	12	39%	40	40%
Nuevo Espacio	1	3%	4	5%

Total	31	100%	99	100%

     The Partido Colorado does not control a majority of either house of Congress. During the first two years of the Batlle Administration, the coalition of the Partido Colorado with the Partido Nacional facilitated the approval of several legislative initiatives and austerity measures proposed by the government to deal with the economic crisis. Although the coalition suffered a serious setback in November 2002, when five cabinet members belonging to the Partido Nacional withdrew from the government, the Partido Nacional has continued to cooperate with the Partido Colorado in Congress. The Frente Amplio and smaller leftist parties have questioned certain of the more recent austerity measures introduced by the government and have maintained substantial levels of popular support. They have also opposed certain measures designed to increase the participation of the private sector in areas reserved to state-owned companies, such as ANCEL and ANCAP. Absent a broad based political coalition, political uncertainty may increase as the 2004 presidential elections approach.

Foreign Policy and Membership in International and Regional Organizations

     Uruguay has had no significant regional or international conflicts in recent years. This has allowed the Republic to focus its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation; and

•	the Corporación Andina de Fomento.

     Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association, since its creation in 1960.

     In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

     In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. However, because each member country was permitted a list of 299 exceptions (399 in the case of Paraguay) to the common external tariff, which were scheduled to be gradually eliminated by the year 2006, the full implementation of a customs union has been deferred.

     The Mercosur Treaty also contemplated that commercial agreements with other trading partners would be negotiated by Mercosur and not by the members separately. In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them. In 1996, Chile and Bolivia agreed to participate in the Mercosur arrangements pursuant to separate free trade agreements. During 1997 and 1998, Mercosur negotiated with the Andean Pact (a customs union among Venezuela, Ecuador, Colombia, Peru and Bolivia) with the aim of creating a regional free trade zone by the year 2000. However, no agreement was reached and these negotiations were discontinued. Following the termination of these negotiations, several Mercosur members, including Uruguay, have individually negotiated trade agreements with other countries on a bilateral basis pending resolution of an internal debate within Mercosur, as a trading bloc, on how to pursue the establishment of a common commercial policy with third countries. Brazil renegotiated and extended the terms of a bilateral agreement with the Andean Pact, pending the successful negotiation of an agreement between Mercosur and the Andean Pact. Uruguay is currently negotiating the extension of the term of a bilateral trade agreement with Mexico and the broadening of its scope so as to include services, investments and other sectors.

     Following the devaluation of the Brazilian currency in 1999, significant trade imbalances among Mercosur countries developed. These imbalances prompted discussions and negotiations which led to an understanding in December 2000 with respect to the setting of common macroeconomic targets intended to cause the national economies to converge. This understanding included common goals with respect to inflation, fiscal deficit, and public debt. However, in March 2001 Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated import tariffs on all capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina modified its foreign exchange regime to subsidize exports and tax imports. In December 2001, Paraguay imposed a 10% duty on imports. In response to the imbalances created within Mercosur in 2001, in June 2001 Uruguay imposed a 1.9% duty on imports (other than capital goods) from all countries, in addition to any existing tariffs, and granted exporters additional tax reimbursements to improve their competitiveness.

     The devaluation of the Argentine peso in January 2002 and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay cannot fully assess the long-term implications of the Argentine crisis for Mercosur. Uruguay continues to support the long term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to export markets by Uruguayan products.

THE ECONOMY

History and Background

     From the 1930’s through the mid-1970’s, Uruguay followed an import substitution policy coupled with extensive intervention by the government in the economic affairs of the country. The government imposed pervasive controls over domestic goods and financial markets in the form of high tariffs, quantitative trade barriers, price controls, subsidies, and exchange and interest rate restrictions. The government also controlled important areas of the economy, such as communications, railways, air traffic and oil refining and distribution, and developed a comprehensive social security system. Although the economy continued to grow, particularly between 1945 and 1955, the government’s import substitution policy and market controls ultimately distorted the allocation of resources, contributing to inflation and the stagnation of the Uruguayan economy during the second half of the period.

     In the mid-1970’s, in response to its poor economic performance, which was aggravated by a worldwide recession, Uruguay launched a series of reforms designed to reduce the government’s role in the economy, increase efficiency and reduce inflation. The government substantially reduced import quotas, price controls and subsidies. It eliminated certain personal income taxes and increased the emphasis on indirect taxation by expanding the coverage of value-added taxes. Most important, the government liberalized international financial transactions. Beginning in 1974, Uruguayan residents were permitted to hold foreign assets without restriction and exchange controls were eliminated, in effect making the peso a fully convertible currency. Free repatriation of profits and capital from Uruguay was instituted shortly thereafter.

     In response to the liberalization policies pursued from 1975 to 1980, Uruguay’s economy grew at an average annual rate of 4.5% for the period. Rapid growth, however, was accompanied by double-digit inflation. Uruguay’s exchange rate management, which set the monthly rate of devaluation of the Uruguayan peso with respect to the US dollar in accordance with inflation differentials between Uruguay and its main trading partners, contributed to the persistence of high and variable monthly inflation rates.

     Seeking to reduce inflation, in October 1978 the government abandoned its passive crawling peg policy and introduced an “active” crawling peg policy. This policy consisted of pre-announced exchange rates for a period of six months, which were set at a decreasing rate of devaluation. A surge in private bank lending led to an increase in aggregate demand and to even greater inflation rates, which resulted in the overvaluation of the Uruguayan currency. The overvaluation of the peso and the debt overhang, coupled with a number of negative external developments (including the 1979 oil crisis, rising international interest rates, reduced external demand resulting from the worldwide recession and economic adjustments in Brazil and Argentina), led to loss of confidence in the sustainability of Uruguay’s exchange rate policy. This loss of confidence, given the openness of Uruguay’s financial markets, resulted in massive capital flight.

     In November 1982, the government abandoned its system of fixed and pre-announced devaluations and allowed the peso to float, prompting a further peso-to-US dollar depreciation of over 140% in the period between November 1982 and March 1983. This depreciation increased the local currency value of US dollar-denominated liabilities, further worsening the position of debtors (many of whose loans were denominated in US dollars), and increasing the number of non-performing assets of the banking system. The increase in the non-performing assets of the banking system in turn resulted in the failure of many private banks and their de facto nationalization by the government. To improve the condition of the banking system, Banco Central purchased a significant portion of the banks’ non-performing loan portfolios, resulting in heavy losses to Banco Central and aggravating the overall deterioration of the public sector’s fiscal accounts. The consolidated public sector deficit (which includes the central government, Banco Central and the non-financial public sector) reached 12.2% of GDP in 1983. The deficit of Banco Central alone (including assistance provided to the state mortgage bank, Banco Hipotecario), was 8.1% of GDP.

     A severe recession followed this financial crisis, with real GDP falling by 16.0% in the 1982-1984 period. Moreover, heavy public sector borrowing, the rise in international interest rates and the global economic slowdown during the period resulted in a deterioration of Uruguay’s external debt situation. In 1982, Uruguay’s ratios of external indebtedness were relatively low: its external debt-to-GDP ratio was 45% and its external debt service-to-exports ratio was 50%. By 1985, its external debt-to-GDP ratio had risen to 104% and external debt service-to-exports ratio had reached 70%. Notwithstanding the size of Uruguay’s external debt, the Republic maintained its long-standing tradition of prompt debt service throughout the 1980’s. The country did, however, negotiate a rescheduling of its maturing debt obligations to commercial bank creditors three times during the 1980’s and a debt restructuring within the framework of the Brady Plan in 1991. For more information, see “Public Sector Debt-Debt Service and Debt Restructuring.”

     A modest economic recovery began in 1985, when real GDP grew by 1.5%. In the following two years, a strong recovery in investment fueled by lower interest rates resulted in real growth rates of 8.9% in 1986 and 7.9% in 1987. During 1988 and 1989, however, Uruguay’s real GDP growth slowed to an annual average of 0.6% due to limits in the operating capacity of the manufacturing sector, a severe drought from late 1988 through 1989 and the adverse impact of the hyperinflation affecting the economies of Argentina and Brazil at the time.

     In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

     The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation that began in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994.

     Uruguay’s economy recovered with real GDP growth of 5.6% in 1996 and 5.0% in 1997. This improvement was mainly a result of the increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. Improvement continued in 1998 with real GDP growth of 4.5%. Domestic private consumption increased slightly as a percentage of GDP in 1998, although it remained below 1994 levels. Gross fixed investment also increased as a percentage of GDP in 1998, slightly above 1994 levels. The rate of gross domestic savings as a percentage of GDP increased in 1998, compared to 1997, 1996 and 1995. For the period from 1994 to 1998, private gross fixed investment grew faster than GDP (except in 1994), increasing at an average annual rate of 10.5% from 1994 to 1998. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

     Since 1999, a series of external factors, which culminated in Argentina’s economic debacle in 2002, have had material adverse consequences for Uruguay’s economy. The severity of Argentina’s crisis in 2002 and its consequences for Uruguay, the rest of the region and the international financial markets exceeded the expectations of the Uruguayan authorities.

     During 1999, Uruguay’s economy was adversely affected by:

•	the devaluation of the Brazilian currency and the resulting loss of competitiveness of Uruguay’s export products to the Brazilian market;

•	a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services;

•	declining international prices for several of Uruguay’s commodity exports;

•	an increase in the price of oil and derivative products;

•	the appreciation of the US dollar (to which the Uruguayan peso was linked) against the Euro and other currencies, which caused Uruguay’s export products to become less competitive in several of its traditional export markets;

•	increases in international interest rates; and

•	a severe drought in the second half of 1999 that adversely affected the agricultural and related sectors.

     As a result of these circumstances, in 1999 real GDP decreased by 2.8%. Domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit expanded from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues (including social security revenues) and certain increases in public sector spending, as the government undertook a number of infrastructure projects to mitigate the impact of the recession.

     During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong US dollar, recession in Argentina and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. Nevertheless, the economy declined less than in 1999; real GDP declined by 1.4% in 2000, compared to a contraction of

2.8% in 1999. During 2000, domestic private consumption decreased by 1.6%, private fixed investment declined 14.5%, and government consumption contracted by 0.3%. Inflation for 2000, as measured by the CPI, reached 5.1%, reflecting the impact of increasing international oil prices on the Uruguayan economy. The peso depreciated 7.8% with respect to the US dollar. Public sector finances also deteriorated further in 2000. The consolidated public sector deficit reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector expenditures.

     Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. Real GDP contracted by 3.4%. Virtually all sectors of the economy experienced the impact of the recession, with government and private consumption and fixed investments all contracting for a second consecutive year. The recession adversely affected public sector revenues, and the measures taken by the government to reduce expenditures were insufficient to prevent a further deterioration of public sector finances. The consolidated public sector deficit for 2001 reached 3.9% of GDP, compared to a deficit of 3.8% of GDP for 2000. Argentina adjusted its foreign exchange regime in June 2001 to increase the competitiveness of Argentine industries by subsidizing exports with reimbursements, and taxing imports. This decision adversely affected Uruguay’s exports. On June 19, 2001, Banco Central adjusted the rate of devaluation of the Uruguayan peso from 0.6% to 1.2% per month through December 31, 2001 and widened the band of fluctuation for the peso to US dollar exchange rate from 3% to 6%. In spite of these adjustments, domestic inflation for 2001, as measured by the CPI, remained at 3.6%, and the peso depreciated 13% with respect to the US dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in US dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in US dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession did not seem to undermine confidence in Uruguay’s banking system, which attracted deposits from residents and non-residents, particularly as volatility in other countries in the region increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the US dollar).

2002 Developments

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures caused a sharp rise in social discontent, ultimately triggering public protests and outbreaks of violence. President de la Rúa resigned on December 20, 2001, and was succeeded by a series of interim presidents, including President Rodriguez Sáa who announced Argentina’s decision to default on its foreign debt on December 23, 2001. Interim President Duhalde, designated by the Argentine’s Congress on January 1, 2002 to complete President de la Rúa’s term, ratified this measure on January 2, 2002. The Argentine government undertook during 2002 a number of far-reaching initiatives including a mandatory conversion of foreign-currency denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso. Argentina suffered significant economic, political and social deterioration during 2002. As of October 2002, unemployment rates stood at approximately 23%. The cumulative change in the Argentine wholesale price index for December 2001 through January 2003 was an increase of 119.09%. From December 2001 through January 31, 2003, the Argentine peso depreciated by approximately 221%.

     In addition to the direct effects of the Argentine crisis on the Uruguayan economy described below, uncertainty has increased as to the medium-term implications for the region of Argentina’s December 2001 default on most of its external debt obligations. Also, there is uncertainty as to Argentina’s ability to restructure its foreign debt in an orderly and timely manner. An increasingly volatile international environment and the unresolved financial crisis in Argentina have aggravated the possible threat of “contagion” (a situation in which an entire region or class of investment is disfavored by international investors without regard to circumstances in individual countries).

Banking System

     In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 10.8%. Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total US dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7,317 million (of which US$2,386 million were of non-residents), compared to US$14,246 million as of December 31, 2001 (of which US$6,592 million were of non-residents). The crisis in Argentina had a negative effect on Uruguay’s banking system. Initially, the increase in deposit withdrawals affected primarily Banco de Galicia Uruguay or BGU and Banco Comercial, the country’s two largest private banks, both affiliated with Argentine banks. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from BGU and Banco Comercial. Banco Central took control of BGU on February 13, 2002, and instituted a suspension of its operations. Banco Comercial was affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25% of the bank’s equity and replaced management.

     Withdrawals of deposits continued in March 2002, although at a slower pace. The deposit outflow spread through the rest of Uruguay’s financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. April 2002 initially showed a decrease in the level of withdrawals, but the positive trend reversed itself during the last week of the month, following the announcement of a new bank holiday in Argentina. Investor confidence in the region and in particular in Brazil, decreased generally, as evidenced by the prices at which sovereign bonds traded in the secondary market. During May 2002, expectations that Uruguay would receive additional assistance from the IMF caused the pace of deposit withdrawals to decrease in the last two weeks. While deposit withdrawals decreased somewhat, amounts withdrawn in May 2002 totaled approximately US$1,553 million.

     The wave of deposit withdrawals continued in June 2002. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management. Although the government received approximately US$500 million from the IMF on June 29, 2002, confidence in the Uruguayan financial system continued to be eroded.

     The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between June 1 and July 30, 2002, total deposits with the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately lasted for four business days). The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent.

     On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law implemented the program designed by the Uruguayan authorities to safeguard the country’s payment and financial system by (i) providing for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario or FESB, (ii) extending to three years the maturities of all US dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferring foreign currency denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitating the liquidation of insolvent banks.

     During August and September 2002, US dollar-denominated deposits with the Uruguayan banking system decreased by an additional US$547 million. In October 2002, deposits began to flow back into the system, increasing by approximately US$379 million in the four-month period ended January 29, 2003. The gradual recovery of deposits by the banking system was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003. Banco Central’s international reserve assets declined by US$59 million during this period. The Uruguayan authorities believe that the most recent run on deposits can be attributed to rumors indicating that the government was analyzing a mandatory conversion of foreign currency-denominated obligations into pesos or “pesification” similar to certain measures taken by Argentina after the devaluation of the Argentine peso in 2002. The level of deposits rose in March 2003, with preliminary figures showing that total deposits with the financial system increased by approximately US$53 million between February 28 and March 31, 2003. Although deposits are increasing and the liquidity of Uruguayan private banks has improved compared to 2001, the authorities continue to monitor the overall condition of the banking sector closely.

     On December 27, 2002, Congress approved an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The newly-enacted law imposes reporting obligations on bank employees that acquire knowledge of irregularities, authorizes the Superintendency of Financial Institutions to impose fines on the state-owned banks, and creates a public register for bank shareholders. The law also provides the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expands the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandates a deposit insurance program (which remains to be implemented). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank-Nuevo Banco Comercial. Nuevo Banco Comercial which is owned by the government, was the only bidder at the auction of the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera). Nuevo Banco Comercial, commenced its operations in March 2003, with preliminary figures indicating that it had loans totaling US$652 million, net of provisions (of which US$374 million were non-performing loans), and time deposits amounting to US$705 million. The initial equity of Nuevo Banco Comercial was US$127 million, and it had total assets for approximately US$890 million. The non recoverable assets of the three liquidated banks are held by liquidation funds presently managed by Banco Central. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund. Nuevo Banco Comercial will repay the deposits assumed upon its establishment in quarterly installments from September 2003 through September 2009. Nuevo Banco Comercial has a put option against the liquidation funds, pursuant to which it may decide to sell back the assets of the liquidated banks to the liquidation funds. The option expires in December 2003.

     On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

     Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities, including US$539 million from Banco Central, US$524 million from the central government (acting through one of its agencies) and US$986 million from the FESB, of which approximately US$640 million correspond to sight deposits held with Banco de la República and Banco Hipotecario, and the remaining US$346 million to sight deposits held with Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

Changes to Monetary and Exchange Rate Policy

     The current crisis has had profound effects on Uruguay’s monetary and exchange rate policy. In January 2002, following the devaluation of the Argentine peso, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and widened the band of fluctuation for the peso to US dollar exchange rate from 6% to 12%. The continued devaluation of the Argentine peso and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The US dollar/peso exchange rate went from Ps.17.50 per US$1.00 on June 18, 2002 to Ps.18.75 per US$1.00 on June 20, 2002. The devaluation of the peso, which accelerated in July 2002, dropping to its lowest value of Ps.32.35 per US$1.00 on September 10, 2002, in turn caused a further deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions. It also caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 91.9% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

Public Sector Finances and International Financial Assistance

     Argentina’s crisis and its impact on Uruguay’s economy in 2002 forced the government to adopt measures designed to prevent a further deterioration of its fiscal accounts and ensure the financial support of the IMF, the World Bank and the IADB. The proximate causes of Uruguay’s current crisis are associated with Argentina’s economic deterioration in 2002. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and the rigidities that prevented the economy from absorbing and adapting to external factors, have added to the severity of the crisis.

     In February 2002, the government adopted a series of initiatives intended to reduce the central government’s deficit for 2002 from 4% to 2.5% of GDP, and requested the rest of the public sector to proceed accordingly. The government introduced by decree several measures designed to reduce the central government expenditures for 2002. Furthermore, it submitted a tax package to Congress, which was approved on February 28, 2002. This tax package included an increase in taxes on social security and public sector wages, an increase in the corporate income tax, the widening of the value-added tax or VAT to include additional services, the imposition of a transitional excise tax on telecommunication services, an increase in the corporate net worth tax and a 2% increase in the general duty on imports (other than capital goods).

     On March 25, 2002 the Executive Board of the IMF approved a new stand-by facility for up to Special Drawing Rights or SDR594 million (approximately US$743 million). The purpose of the facility was to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

     In May 2002, the government again revised its projections for 2002 and announced its decision to adopt additional measures intended to reduce the fiscal deficit. These measures included:

•	reducing expenditures by limiting public sector wage increases, curtailing goods and services and capital expenditures, reducing overtime compensation and the rationalization of spending on healthcare, and

•	increasing revenues by obtaining the approval of Congress to increase taxes on pensions and wages and excise taxes, expand the application of the VAT to previously excluded goods and services, and further increase the corporate income tax rate to 35%.

     On June 25, 2002, Uruguay requested an increase of its stand-by facility with the IMF by SDR 1,158 million (approximately US$1.5 billion). The request was made against the background of a severe and protracted economic disruption in the region, and the impact the disruption was having on the

Uruguayan banking system, as well as further weakening of economic activity, thereby causing a larger than expected deterioration in public sector finances. The objective was to restore confidence in the banking system and build up Banco Central’s international reserve assets. The IMF disbursed SDR 386.1 million (approximately US$513.7 million) on June 28, 2002.

     On August 4, 2002, Uruguay and the IMF reached agreement on adjustments to Uruguay’s economic program, and Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB, which were contributed by the government to the FESB.

     Upon completion by the IMF of the second review under the stand-by facility, Uruguay received a disbursement of SDR218.5 million (approximately US$303 million) on March 20, 2003. The disbursement proceeds were utilized by Uruguay to increase its international reserve assets, with the intention of restoring confidence in the banking system. Uruguay and the IMF also agreed on a one-year extension of the stand-by facility, through March 2005.

     As of December 2002, the peso had depreciated 94% in comparison to December 2001, although year-to-year inflation rate for the same period only reached 26%. The drop in tax collections attributable to the reduction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), effectively neutralized the significant savings achieved by the central government during 2002 on the expenditure side. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

The Economic Policies of the Batlle Administration

     Following the 1999 elections, the Batlle administration set as its first priority the creation of conditions for a sustainable recovery of GDP growth while preserving price stability. With this objective, the government set out to (i) strengthen the process of structural reform to improve the competitiveness of Uruguay’s economy, (ii) correct public sector deficits while bolstering economic growth, and (iii) expand and promote Uruguay’s export capacity and markets. To this end, the government, among other initiatives,

•	sought broad-based social and political support to introduce a set of structural reforms designed to establish competition between public and private sector enterprises, in an appropriately regulated and transparent market without legally sanctioned monopolies;

•	has reduced public sector expenditures and increased revenues; and

•	pursued the development of new opportunities for Uruguayan products in the export markets through bilateral trade agreements, without weakening its commitment to the objectives of Mercosur.

     The severity and protracted nature of the crisis that affected the Uruguayan economy in 2002 has required the Batlle administration to devote significant economic and human resources to address immediate problems, including, most importantly, the need to ensure the sustainability of the Uruguayan banking system. These short-term objectives have not undermined the government’s resolve to address the economy’s structural problems, particularly in the public sector, that continue to place constraints on the ability of Uruguay to restore economic growth and, at least in part, have contributed to the severity of the current crisis.

Gross Domestic Product and Structure of the Economy

     The following tables set forth information regarding GDP (in real terms) and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(thousands of 1983 pesos, except as otherwise indicated)

	1997		1998		1999		2000		2001(1)		2002(1)

GDP	Ps.	286,317	Ps.	299,311	Ps.	290,791	Ps.	286,600	Ps.	276,898	Ps.	247,079
Imports of goods and services		136,593		147,013		138,503		138,600		128,584		92,249

Total supply of goods and services		422,910		446,324		429,294		425,200		405,482		339,326
Exports of goods and services		107,695		108,055		100,099		106,467		97,180		86,544

Total goods and services available for domestic expenditures	Ps.	315,215	Ps.	338,269	Ps.	329,195	Ps.	318,733	Ps.	308,302	Ps.	252,782

Allocation of total goods and services:
Consumption (public and private)		265,375		282,388		278,813		274,890		268,471		225,342
Gross investment (public and private)		49,840		55,881		50,382		43,842		39,831		27,440

Total domestic expenditures	Ps.	315,215	Ps.	338,269	Ps.	329,195	Ps.	318,733	Ps.	308,302	Ps.	252,782

GDP growth (%)		5.0		4.5		(2.8)		(1.4)		(3.4)		(10.8)

(1)	Preliminary data.
Source: Banco Central.

Gross Domestic Product by Expenditure

(% of total GDP, unless otherwise indicated)

	1997	1998	1999	2000	2001(1)	2002(1)

Government consumption	12.4%	12.5%	13.0%	13.2%	13.7%	12.8%
Private consumption	72.4	72.3	73.1	75.0	74.4	72.8
Gross fixed investment	14.4	15.2	14.5	13.2	12.5	10.2
Public sector (% of gross fixed investment)	2.7	2.8	3.4	3.3	3.2	2.5
Private sector (% of gross fixed investment)	11.8	12.4	11.1	9.9	9.3	7.7
Exports of goods and services	20.5	19.9	18.0	19.3	18.3	21.6
Imports of goods and services	20.5	20.6	19.3	21.0	20.2	19.5
Savings	14.2	14.1	12.9	11.1	10.1	13.4

(1)	Preliminary data.
Source: Banco Central.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 1983 prices)

	1998	1999	2000	2001(1)	2002(1)

Government consumption	4.0%	0.6%	(0.3)%	(2.9)%	(9.4)%
Private consumption	6.8	(1.5)	(1.6)	(2.3)	(17.1)
Gross fixed investment	7.7	(8.1)	(13.1)	(9.5)	(32.4)
Public sector (% of gross fixed investment)	4.9	16.2	(8.8)	(11.2)	(31.8)
Private sector (% of gross fixed investment)	8.4	(14.0)	(14.5)	(8.9)	(32.6)
Exports of goods and services	0.3	(7.4)	6.4	(8.7)	(10.9)
Imports of goods and services	7.6	(5.8)	0.1	(7.2)	(28.3)

(1)	Preliminary data.
Source: Banco Central.

Per Capita GDP(1)

(in current US$)

1992	US$	4,089
1993		4,727
1994		5,466
1995		6,000
1996		6,332
1997		6,648
1998		6,803
1999		6,315
2000(2)		6,021
2001(2)		5,525
2002(2)		3,648

(1)	Figures are not adjusted for purchasing power.
(2)	Preliminary data.
Source: Banco Central.

Principal Sectors of the Economy

     The Uruguayan economy depends to a significant degree on services, including the commerce, restaurants and hotels sector, which involves many tourism services, the financial and insurance sector and the real estate and business services sector. In all, services accounted for more than 70% of GDP in 2001. Manufacturing and agriculture, livestock and fishing also play an important role, albeit declining, in the Uruguayan economy and accounted for 22.4% of GDP in 2001. The sectoral composition of Uruguay’s GDP has remained fairly steady in recent years. The most significant increase has been in the financial and insurance services sector, whose share of GDP increased from 7.6% in 1995 to 11.9% in 2001. This increase coincided with a decline in the share of GDP represented by the manufacturing and the agriculture, livestock and fishing sectors. The growth in the financial and insurance services sector has been stimulated by Uruguay’s open financial markets, which in the past attracted capital inflows mainly from Argentina and Brazil. During 2002, the service sectors of the economy related to tourism and the banking sector were affected by the crisis to a larger extent than other sectors of the economy, which may have benefited from the real depreciation of the peso.

     GDP decreased by 10.8% in real terms in 2002 compared to 2001, reflecting the continued adverse impact of external economic developments on the Uruguayan economy and the resulting decline in internal demand.

     With the exception of certain export-related activities and the transportation, telecommunications, electricity and water sectors, the government expects most sectors of the Uruguayan economy to contract in 2003 compared to 2002.

     The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the years indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Gross Domestic Product by Sector

(in millions of US$ and % of GDP, nominal prices)

	1997			1998			1999			2000			2001(1)			2002(1)

Agriculture, livestock and fishing	US$	1,635	7.5%	US$	1,558	7.0%	US$	1,178	5.6%	US$	1,248	6.2%	US$	1,136	6.1%	US$	1,136	9.4%
Mining		58	0.3		73	0.3		72	0.3		63	0.3		50	0.3		29	0.2
Manufacturing		4,098	18.9		4,119	18.4		3,489	16.7		3,393	16.9		3,026	16.3		2,150	17.4
Electricity, gas and water		823	3.8		889	4.0		829	4.0		827	4.1		820	4.4		592	4.8
Construction		1,150	5.3		1,310	5.9		1,333	6.4		1,188	5.9		1,012	5.4		524	4.2
Commerce, restaurants and hotels		3,203	14.8		3,155	14.1		2,934	14.0		2,675	13.3		2,407	13.0		1,507	12.2
Transportation, storage and communications		1,702	7.8		1,806	8.1		1,848	8.8		1,820	9.1		1,691	9.1		1,125	9.1
Real estate and business services		3,471	16.0		3,673	16.4		3,652	17.5		3,529	17.6		3,290	17.7		2,084	16.9
Financial and insurance services		1,785	8.2		1,867	8.3		2,035	9.7		2,059	10.2		2,202	11.9		1,374	11.1
Services of the government		2,016	9.3		2,074	9.3		2,005	9.6		1,951	9.7		1,894	10.2		1,200	9.7
Other community, social and personal services		2,273	10.5		2,381	10.6		2,396	11.5		2,312	11.5		2,121	11.4		1,136	10.8
Net adjustments for payments made by financial institutions and import tariffs		(506)	(2.3)		(527)	(2.4)		(848)	(4.1)		(972)	(4.8)		(1.080)	(5.8)		(734)	(5.9)

GDP (in millions of US$ at nominal prices)	US$	21,708	100.0%	US$	22,378	100.0%	US$	20,923	100.0%	US$	20,093	100.0%	US$	18,568	100.0%	US$	12,348	100.0%

(1)	Preliminary data.

Change in Gross Domestic Product by Sector

(% change from previous year, 1983 prices)

	1998	1999	2000	2001(1)	2002(1)

Agriculture, livestock and fishing	5.2%	(7.5)%	(3.0)%	(7.1)%	6.7%
Mining	29.4	(5.8)	(8.8)	(5.2)	(21.0)
Manufacturing	2.3	(8.4)	(2.1)	(7.6)	(13.8)
Electricity, gas and water	11.5	(0.1)	5.0	1.7	(0.6)
Construction	9.8	8.9	(11.1)	(8.7)	(21.2)
Commerce, restaurants and hotels	2.4	(3.4)	(5.3)	(3.2)	(24.7)
Transportation, storage and communications	4.5	3.7	1.5	0.3	(9.3)
Real estate, business, financial and insurance services	6.8	6.4	2.2	1.7	(2.0)
Other services(2)	2.7	(0.5)	(0.6)	(2.3)	(3.4)
Total GDP	4.5%	(2.8)%	(1.4)%	(3.4)%	(10.8)%

(1)	Preliminary data.
(2)	Includes public sector services and other services.
Source: Banco Central.

Agriculture, Livestock and Fishing

     Uruguay’s territory consists primarily of vast plains which, combined with its temperate climate, make the country well suited for agriculture and raising livestock. After growing from 1994 through 1996, the agriculture, livestock and fishing sector contracted by 6.1% in 1997 and decreased for the first half of 1998 compared to the same period in 1997, as a result of the El Niño weather disturbance. During the second half of 1998, however, the sector recovered and on an annual basis grew by 5.2%. In 1999, the sector continued growing during the first semester, but started showing the unfavorable effects of decreasing international prices for agricultural commodities and the adverse weather conditions (drought)

affecting the productivity of the Uruguayan agricultural sector in the second half of 1999. In 2000, the sector contracted by 3.0% due to adverse weather conditions (excessive rain). Sown areas, as well as the yields of the main crops and the production of wool and beef all declined due to the contraction in this sector in 1999. During 2000, cereal production increased in real terms by 2.9% from 1999 levels. In 2001, cereal production decreased in real terms by 22.5%, reflecting the impact of floods in the case of wheat and lower prices in the case of rice. In 2002, cereal production increased in real terms by 4.5%, due to the fact that better weather conditions contributed to a greater production of wheat and barley that outweighted the poor performance of rice and other crops of smaller importance. The sector’s overall significance to the economy is substantially greater than its percentage of GDP suggests because the sector supplies the bulk of raw materials to Uruguay’s manufacturing industries, is a major exporter and, based on 1996 census data, employs approximately 5% of Uruguay’s labor force.

     Livestock, which is raised for meat and wool products, dominates the agricultural sector. Cattle production increased significantly between 1994 and 1998 as a result of greater investment and increased exports. Wool production, which increased during the 1980’s, was adversely affected by a sharp and protracted decrease in international prices and a reduction in the number of wool-producing sheep, and declined 65.9% between 1995 and 1999. In 1999, total livestock production decreased. Furthermore, the closing of markets to Uruguayan beef exports following outbreaks of foot and mouth disease in the last three months of 2000 and in the first six months of 2001 adversely affected Uruguay’s livestock industry and exports. The government adopted a series of measures to prevent the spread of the disease, including vaccination. In the last three months of 2001, certain of Uruguay’s export markets, including Israel and the European Union, authorized imports of Uruguayan beef. Cattle production and exports of beef recovered significantly in 2002, although wool and production of dairy products continued to decline.

     The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production

(in millions of US$, except as otherwise indicated)

	1997		1998		1999		2000		2001(1)		2002(1)

Cereals	US$	331	US$	393	US$	215	US$	215	US$	156	US$	244
Wheat		63		61		41		39		20		25
Rice		215		280		146		121		107		165
Oil products		22		34		7		10		32		93
Vegetables		91		63		62		65		76		56
Fruits		93		72		87		77		60		46
Other agricultural		313		335		319		295		289		247
Cattle		638		688		559		608		524		469
Wool		283		110		95		101		98		190
Milk		273		256		230		210		224		152
Other livestock		170		180		134		150		146		125
Fishing		54		69		45		57		48		50

Total	US$	2,268	US$	2,200	US$	1,753	US$	1,788	US$	1,654	US$	1,672

Cattle (in thousands of heads slaughtered)		2,109		1,948		1,853		1,954		1,454		1,719
Milk (in millions of liters)		1,350		1,477		1,503		1,368		1,468		1,403
Wool (in tons)		75,503		60,293		54,818		54,425		47,251		45,240

(1)	Preliminary data.
Source: Banco Central.

     The following tables set forth percentage changes from prior years for livestock production and for agricultural production for the periods indicated, based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Livestock Production

(% change from previous year, 1983 prices)

	1997	1998	1999	2000	2001(1)	2002(1)

Cattle	2.4%	1.7%	(2.7)%	(1.8)%	(6.3)%	14.5%
Dairy products	3.8%	9.4%	1.8%	(9.0)%	7.3%	(4.4)%
Wool	(7.8)%	(20.1)%	(9.1)%	(0.7)%	(13.2)%	(4.3)%
Total livestock production	(0.1)%	(1.0)%	(2.6)%	(2.9)%	(2.9)%	2.3%

(1)	Preliminary data.
Source: Banco Central.

Agricultural Production

(% change from previous year, 1983 prices)

	1997	1998	1999	2000(1)	2001(1)	2002(1)(2)

Cereals	(9.5)%	11.9%	(12.0)%	2.9%	(22.5)%	4.5%
Wheat	(18.5)%	7.9%	(29.8)%	(15.7)%	(52.5)%	29.1%
Rice	(1.2)%	14.6%	8.6%	(9.6)%	(11.9)%	(1.1)%
Oil Products	(19.3)%	51.6%	(49.5)%	(1.6)%	146.0%	109.2%
Vegetables	6.6%	5.9%	2.8%	(15.6)%	9.0%	0.6%
Fruits	2.8%	7.4%	(2.9)%	(21.2)%	0.8%	(15.1)%
Other Agricultural	4.2%	5.7%	2.6%	(9.0)%	0.3%	(0.3)%
Total agricultural production	(5.2)%	11.6%	(9.6)%	(3.8)%	(6.8)%	12.3%

(1)	Preliminary data.
Source: Banco Central.

     Mining

     The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Mining has remained constant as a percentage of GDP from 1993 through 2001. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. At present, several small projects for the mining of gold and semi-precious stones are being developed in Uruguay.

     Manufacturing

     Manufacturing is an important sector of Uruguay’s economy, accounting for approximately 16.3% of GDP in 2001. The sector grew in the early 1990’s reflecting improved efficiency following a process of capital investment and reorganization of the sector during this period in response to increased competition from imports. This sector’s share of GDP, however, declined from 19.3% in 1996 to 16.3% in 2001. The decline in the manufacturing sector as a percentage of GDP between 1996 and 2001 is primarily attributable to outsourcing of services such as administrative, maintenance and cleaning services, which increased the contribution to GDP of the services sectors in comparison with manufacturing. Manufacturing declined in 2001 due to significantly lower domestic demand.

     In 2002, the manufacturing sector declined by 13.8% in real terms compared to 2001, as a result of a severe decline in exports to Argentina that began early that year, a reduction in domestic demand and a decline in the availability of credit for manufacturers, which can be attributed primarily to the crisis in the banking sector. Machinery, beverages and textiles were all strongly affected by the crisis. Processed meats and leather goods avoided the downturn in 2002, increasing 17.7% and 7.5%, respectively, in comparison to 2001. Imports of capital goods declined by 50% in 2002 compared to 2001.

     Uruguay’s manufacturing sector in recent years has been affected by developments involving Mercosur. Beginning in 1991, Mercosur initiatives for regional integration led to a quick and sharp reduction in trade tariffs among Mercosur members. This region-wide reduction in tariffs caused the Uruguayan manufacturing sector to face increased competition from imports, but also increased access by Uruguayan manufacturers to the Argentine and Brazilian markets. The adverse economic conditions affecting Uruguay and the other Mercosur countries since 1998 has focused a larger segment of the manufacturing sector on the export markets. The manufacturing sector’s share of GDP and its employment fell as a result of discontinued production in noncompetitive areas, including industries that traditionally supplied domestic demand. For example, machinery and textiles suffered cutbacks while production of certain foodstuffs continued to grow during this period. At the same time, capital investment in the sector increased during the period from 1995 to 1998, as indicated by an increase in imports of capital goods, both in real terms and as a percentage of total imports. Imports of capital goods, which are principally used in manufacturing activities, decreased in 1999 by 25.0% and in 2000 by 12.9%, in each case as compared to the prior year. Imports of capital goods declined rapidly in 2001 and 2002, to their lowest levels since 1991.

     The manufacturing sector absorbs a large share of agricultural and livestock production as raw material. The most important manufacturing sub-sectors are foodstuffs, beverages, oil refining and textiles. The foodstuffs and textile industries are also important exporters. In 2001, foodstuff production accounted for approximately 30.9% of total manufacturing products, while textiles accounted for only 5.1% due to lost export opportunities, particularly to Brazil.

     Production of oil and refined products increased between 1995 and 1998 with the exception of a decline in 1997 due to the temporary closing for maintenance of the country’s sole refinery. The decline in the oil and refined products sector’s output in 1999 is also attributable to the temporary closing for maintenance of ANCAP’s oil refining plant. Production recovered in 2000 but declined again in 2001 and 2002, due to a decline in aggregate demand resulting from the recession affecting Uruguay.

     The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production(*)

(in millions of US$)

	1997		1998		1999		2000		2001(1)		2002(1)

Foodstuffs:
Processed meats	US$	1,024	US$	1,064	US$	941	US$	959	US$	716	US$	676
Dairy products		405		430		382		349		334		240
Wheat and rice mills		379		389		304		262		266		258
Baked goods		366		356		316		259		206		140
Other foodstuffs		701		746		610		517		491		369

Total foodstuffs		2,876		2,987		2,553		2,345		2,012		1,683
Beverages		733		685		683		628		558		305
Tobacco		238		262		285		251		234		157
Textiles		890		698		433		408		330		266
Leather goods		288		268		230		277		296		289
Chemicals		864		846		754		735		659		473
Oil and refined products		835		998		784		1,177		1,108		756
Machinery		623		740		576		572		466		250
Other industries		1,249		1,282		1,059		960		845		588

Total	US$	8,595	US$	8,766	US$	7,357	US$	7,353	US$	6,508	US$	4,767

(*)	Disaggregated US dollar figures are estimated.
(1)	Preliminary data.
Sources: Estimates based on data of Banco Central and the National Statistics Institute.

Manufacturing Production

(% change from previous year, 1983 prices)

	1997	1998	1999	2000	2001(1)	2002(1)(2)

Foodstuffs:
Processed meats	12.9%	0.5%	(3.2)%	2.1%	(20.2)%	17.7%
Dairy products	8.4	8.0	(0.0)	(9.0)	(0.8)	(3.0)
Wheat and rice mills	10.7	(0.2)	5.6	1.2	5.3	(11.0)
Baked goods	(4.4)	(1.2)	(7.2)	(13.2)	(14.9)	(8.4)

Total foodstuffs	6.7	1.7	(3.8)	(4.8)	(7.5)	(0.3)
Beverages	9.5	(1.2)	7.9	(2.3)	(5.7)	(31.0)
Tobacco	9.9	13.4	9.5	(11.3)	1.5	(5.1)
Textiles	7.7	(17.8)	(27.9)	1.2	(17.8)	(23.1)
Leather goods	(13.5)	(2.6)	(7.4)	19.6	5.4	7.5
Chemicals	2.2	0.8	(8.5)	1.3	(9.4)	(11.4)
Oil and refined products	(5.4)	27.2	(15.0)	18.5	(8.1)	(23.5)
Machinery	17.0	28.9	(19.4)	13.2	(17.4)	(45.4)

Total	5.0	3.8	(9.0)	0.7	(8.2)	(12.9)

(1)	Preliminary data.
Source: Banco Central.

     Electricity, Gas and Water

     The electricity, gas and water sector increased as a percentage of GDP in the period from 1995 to 2002 due to increased demand for electricity. In 2001, this sector increased 1.7% in real terms as compared to 2000, while in 2002 it decreased 0.6% in real terms as compared to 2001. Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. For more information, see “—Role of the State in the Economy; Privatizations.”

     Construction

     The construction sector decreased in real terms in 2002 compared to 2001. Between 1994 and 1999, growth in the construction sector was driven largely by demand for tourism-related properties. Construction increased in each of 1998 and 1999, principally as a result of increased lending by private sector banks and the granting of government subsidies to finance residential purchases, increased capital inflows from Argentina and, particularly in 1999, several infrastructure projects, such as the construction of rural roads and highways, undertaken by the government. During 2000, the construction sector declined by 11.1%, largely a result of government’s decision to reduce public sector expenditure in construction and infrastructure. In 2001, the construction sector declined by 8.7%, reflecting a reduction of both public and private expenditure in this sector of the economy. In 2002, the sector declined by 21.2% compared to 2001, as a result of the economic recession and the effect of the bank restructuring process on the national mortgage bank.

     Commerce, Restaurants and Hotels

     The commerce, restaurants and hotels sector, which includes retail business and captures a portion of Uruguay’s gross tourism receipts, decreased by 24.7% in real terms in 2002 compared to 2001. Reduced consumer confidence after the 1995 economic downturn depressed this sector in 1995 and recovery has been slow. For more information, see “Balance of Payments and Foreign Trade—Foreign Trade.” The sector grew in real terms in 1997 and 1998 due to the recovery of the Uruguayan economy as a whole and the economies of neighboring countries after the 1995 economic downturn, which contributed to increased travel and entertainment expenditures in the region, but has declined steadily since 1999, with a 24.7% drop in 2002. The overall number of tourists visiting Uruguay decreased slightly during 2000 compared to 1999, although gross tourism revenues remained practically unchanged. During 2001, the overall number of tourists visiting Uruguay remained at 2000 levels, although average expenditure per tourist decreased significantly resulting in a decline in gross tourism receipts in 2001 by 14% compared to 2000. The decline continued in 2002, partly as a result of decreased tourism from Argentina following its freeze on bank deposits and the devaluation of the Argentine peso.

     Transportation, Storage and Communications

     The transportation, storage and communications sector registered positive growth each year between 1995 and 2001 (with the exception of 1997 when it did not change from the previous year). Growth in the sector during that period was driven primarily by telephone services, including cellular telephone services. In 2002, however, the sector decreased by 9.3% as compared to 2001, but less than overall economic activity as measured by GDP.

     The increasing demand for telephone service by the Uruguayan population accounted for the sector’s steady growth through 2001. Administración Nacional de Telecomunicaciones or ANTEL, a state-owned company, supplies domestic and international long distance telephone service in Uruguay and a significant portion of the country’s cellular telephone services. However, except for fixed local telephony services, the sector has recently been opened to private sector investment. See “—Role of the State in the Economy; Privatizations.” Despite this liberalization, the communications sector experienced a contraction in 2002 as a result of decreased domestic demand.

     Increases in merchandise transportation also contributed to the growth in the sector through 2001. Uruguay has been chosen by several regional transportation firms as both an operational base and a location for their headquarters. For example, most of the ferry lines connecting Argentina and Uruguay are owned by Uruguayan firms. In addition, the growth of tourism since the 1980s furthered the expansion of the transportation sector. The decrease in Uruguay’s foreign trade in 1999 resulted in a decline of merchandise transportation activities for the year. The trend was reversed in 2000, as exports grew reflecting favorable international prices and lower levels of demand domestically. In 2001, a decrease in transportation and storage services was offset by increases in communications, particularly cellular phone services. In 2002, transportation and storage services related to export activities contracted as a result of the decrease in the level of exports.

     Real Estate and Business Services

     The real estate and business services sector grew in real terms and initially as a percentage of GDP between 1995 and 2001. This growth has been driven on the business services side by a trend in the manufacturing sector towards sub-contracting of administrative, maintenance and cleaning services. Increases in lending for residential mortgages, and an increase in residential construction, rentals and occupancy rates, supported the growth in real estate services during the period 1996-2000. Real estate is also driven by tourism rentals and purchases and increased after 1995, in part due to the increase in tourism during this period, but has been adversely affected by the reduction of tourism-related revenues in recent years. In 2002, the sector declined together with all other sectors of the economy.

     Financial and Insurance Services

     Between 1997 and 2001, the financial and insurance services sector grew in absolute terms and increased as a percentage of GDP. Deposits in the financial sector remained strong during this period. Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings. Non-resident deposits reached approximately US$6.5 billion as of December 31, 2001. Foreign currencies (primarily the US dollar) play a major role in Uruguay’s financial system. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and approximately 91.3% of total deposits held in the private banking system were denominated in foreign currencies, principally the US dollar.

     During 2002, massive withdrawals of deposits significantly exceeded the liquidity of four private banks (including the two largest private banks), which have ceased to operate and have entered a liquidation stage. Preliminary data indicate that foreign currency-denominated deposits withdrawn by the non-financial sector from the Uruguayan banking system (excluding offshore banks) during 2002 represent approximately 47.8% of total deposits held with the Uruguayan financial system as of December 31, 2001. The current crisis has had a particularly severe impact on the financial system, which can be expected to undergo an important restructuring in the short and medium term. See “The Economy—2002 Developments” and “Monetary System—The Financial Sector.”

Role of the State in the Economy; Privatizations

     Role of the State in the Economy

     The government continues to participate in the economy through state ownership of certain companies when such participation is not inconsistent with free-market goals and efficiency. The Batlle administration, however, has emphasized its intention to prepare state-owned companies for competition, as it seeks to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation of natural gas and in certain other areas of the economy previously restricted to the public sector.

     At present, the government owns:

•	the local telecommunications company (ANTEL);

•	the oil refinery company (ANCAP);

•	the electric power utility (UTE);

•	the water and sewage authority, Obras Sanitarias del Estado (OSE);

•	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

•	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

•	Banco de la República and Banco Hipotecario (the principal state-owned financial institutions);

•	Banco de Seguros del Estado (an insurance company); and

•	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

     UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a binational hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources, taking advantage of interconnection arrangements with Brazil and Argentina.

     ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay. The company also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

     OSE is Uruguay’s largest water company, providing water and sanitation services to most of the country and sewage services outside Montevideo.

     ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products.

     For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “Monetary System—The Financial Sector.”

     During the last five years, these state-owned enterprises have in the aggregate recorded operating profits. Overall, the surpluses of non-financial public-sector enterprises have generated in the aggregate a surplus as a percentage of GDP ranging from 1.0% in 2002 to 0.4% in 1999, compared to a deficit of 0.3% in 1994. At this time the government has no plans to privatize any public entities.

     The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)

	As of December 31, 2001

	Total Assets(1)		Total Liabilities(1)		Net Profits(2)		Percentage of
					(Losses)		State Ownership

ANCAP	US$	551.2	US$	171.5	US$	7.0	100%
ANP		319.7		29.9		(5.1)	100
AFE		173.7		29.8		(9.5)	100
ANTEL		1,092.2		295.3		141.7	100
OSE		799.5		208.8		0.0	100
UTE		3,142.7		794.9		115.2	100

(1)	Converted into US dollars at the rate of Ps.14.769 per US$1.00, the market rate on December 31, 2001.
(2)	Converted into US dollars at the rate of Ps.13.323 per US$1.00, the average rate for 2001.
Sources: Financial statements of each public enterprise.

     Privatizations

     Privatizations have not been a major focus of Uruguay’s economic policy. Nevertheless, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993 and the national airline in 1995, and has taken measures to transfer certain activities, such as sewage, garbage collection, road maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. More recently, legislation has been enacted that enabled the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

     The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. In 1991, Congress passed a law authorizing the privatization of ANTEL. The law was subsequently repealed, however, by a public referendum in 1992. ANTEL has since implemented several revenue-sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities and is contemplating entering into additional similar arrangements in the future. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. During November 2001, the government solicited expressions of interest from private telecommunications companies for participation in the mobile telephone services business. A license was granted to Movicom Bell South. The government has also approved the provision of long distance international telephone services by 18 companies in competition with ANTEL. While only 12 of those companies have started operations in Uruguay and account for less than 20% of the market, the reform resulted in substantial tariff reductions.

     The government also granted the Corporación Nacional para el Desarrollo (CND), a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2005 involving investments totaling approximately US$150 million. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A., a special-purpose company responsible for the projects, although those shares are expected to be sold during 2003 to private investors. Corporación Vial del Uruguay S.A. and private companies have to date signed 25 contracts worth US$60 million for the construction of bridges and highways.

     At the beginning of 2002, Congress passed a law authorizing ANCAP to associate with private sector enterprises for the purpose of jointly carrying out oil refining and crude oil import activities, and doing away with the existing monopoly by 2006. Opposition to the measures contemplated in the law has gained momentum and signatures are being gathered in favor of a plebiscite that would seek to derogate the law.

     The government has issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

     Congress is analyzing a law setting forth the regulatory framework for the participation of private enterprises in the gas sector.

Environment

     The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

     Uruguay has received assistance from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.

Employment and Labor

     Employment

     The adverse effects of the economic recession on the levels of employment were offset in part during the first nine months of 1999 by the government’s decision to increase spending in public sector works. From 2000 to 2002, the contraction of economic activity led to a rise in the nationwide unemployment rate. This increase reflects the incidence of layoffs as well as the growth in the labor supply, as sectors of the population have responded to falling average household income by seeking employment opportunities. The employment rate fell from 51.6% in 2000 to 51.4% in 2001 and 49.1% in 2002, and the unemployment rate rose from 13.6% in 2000 to 15.3% in 2001 and 17.0% in 2002, with higher levels of unemployment recorded in the second half of 2002. The unemployment rate for January 2003 was 17.2%. The sectors that were most seriously affected by the rise in unemployment in 1999 were the manufacturing industry, trade and general services, which are more sensitive to any short-term variations in demand. Beginning in the last quarter of 1999, the government reduced spending on public sector works, consistent with its fiscal policy adjustments, which led to an overall increase in the unemployment level during 2000. The contraction of GDP during 2000 also adversely affected the labor market. The increases in the unemployment levels from 2000 to 2002 affected most sectors of the economy, including most recently the financial sector, and are largely attributable to the effects of the recession that Uruguay has experienced since 1999 and, since

2002, the crisis of the banking system. Increasing unemployment has in recent months fueled social dissatisfaction, which may add political uncertainty as the 2004 presidential elections approach.

     The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(in thousands of persons, except as otherwise indicated)

	As of December 31,					As of Jan. 31,

	1998	1999	2000	2001	2002	2003

Nationwide:
Labor force(1)(6)	1,401.3	1,388.7	1,409.0	1,446.5	1,424.4	1,422.6
Employment(1)(2)(6)	1,259.8	1,231.8	1,218.7	1,225.7	1,183.4	1,178.3
Participation rate(3)	60.4%	59.3%	59.6%	60.6%	59.1%	59.0%
Employment rate(4)	54.3%	52.6%	51.6%	51.4%	49.1%	48.9%
Unemployment rate(5)	10.1%	11.3%	13.6%	15.3%	17.0%	17.2%
Montevideo:
Labor force(1)(6)	695.2	698.8	704.4	722.0	708.8	706.1
Employment(1)(2)(6)	623.8	615.7	606.8	610.2	587.8	583.9
Participation rate(3)	61.4%	61.4%	61.4%	62.6%	61.2%	61.0%
Employment rate(4)	55.1%	54.1%	52.9%	52.9%	50.8%	50.4%
Unemployment rate(5)	10.2%	11.8%	13.9%	15.5%	17.1%	17.3%

(1)	Total population estimates are based on 1996 census data and forecasts. For the distribution of population above the minimum age requirement between Montevideo and the rest of the country, cities over 900 inhabitants have been considered.
(2)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.
(3)	Labor force as a percentage of the total population above the minimum age requirement.
(4)	Employment as a percentage of the total population above the minimum age requirement.
(5)	Unemployed population as percentage of the labor force.
(6)	Since January 1998 the sample design of the Household Survey has changed and refers only to population in cities over 5,000 inhabitants. Banco Central has used this data in order to make the calculations more comparable.
Sources: National Statistics Institute and Banco Central.

     The sectoral composition of employment in Uruguay generally mirrors the sectoral composition of GDP. The exception is the real estate, business, financial and insurance services sectors which together employed 9% of the urban workforce while together accounting for 29.6% of GDP in 2001. Uruguay’s public sector employed approximately 18% of the working population in 2002.

     The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force

(% by sector)

	1998(1)	1999(1)	2000(1)	2001(1)	2002

Agriculture, livestock, fishing and mining	3.9%	3.9%	4.1%	4.0%	n.a.
Manufacturing, electricity, gas and water, and construction services	24.7	25.0	24.2	22.1	n.a.
Services	69.5	68.9	68.9	66.2	n.a.
Other(2)	1.9	2.2	2.8	7.7	n.a.

Total	100.0%	100.0%	100.0%	100.0%	n.a.

n.a.	Not available.
(1)	Refers to population in cities over 5,000 inhabitants.
(2)	Includes first-time job seekers and people that have been unemployed for more than a year.
Sources: National Statistics Institute.

     Unionized labor in Uruguay is concentrated primarily in the public sector and industrial, construction and banking areas of the economy. Since Uruguay’s return to democratic rule and the decline in radical left-wing political activity, unions have declined in power and importance. Nonetheless, strikes and other activities by unions have on occasion disrupted work, including, most recently, general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government has the ability to declare that the labor functions which are the subject of the strike provide “essential services” to the country. Based on that determination, the government can order workers to end their strike or, alternatively, face arrest or military action. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country.

     Wages

     The following table sets forth information about wages for the periods indicated.

Average Real Wages

(annual average % change from previous year,
unless otherwise indicated)

	1998	1999	2000	2001	2002

Average real wages	1.8	1.6	(1.3)	(0.3)	(10.7)
Public sector	3.1	3.1	(1.5)	0.9	(10.5)
Private sector	1.2	0.9	(1.2)	(0.9)	(10.9)

Source: National Statistics Institute.

     The decline in average real wages since 2000 and the high levels of unemployment evidence the consequences that the protracted recession is having on Uruguay’s economy and population. As part of its efforts to reduce the deficit and close its financing gap, the government elected not to adjust public sector wages during 2002 and set the public sector wage increase for January 2003 at 3%, despite the inflation hike in 2002. Future public sector wage nominal increases remain subject to the fulfillment of the fiscal program. Real wages are expected to continue declining in 2003.

Poverty and Income Distribution

     Poverty levels in Uruguay decreased significantly after 1986, and there has been a trend toward redistribution of income to the bottom 40% of the population. CEPAL, an agency of the United Nations, estimated that in 2000, 6.1% of urban households of Uruguay could be defined as poor, living on an income which is below the minimum amount needed to purchase essential food and non-food requirements, as compared to 8% in 1992 and 12% in 1990. Approximately 89% of Uruguay’s population resides in cities.

     While Uruguay has disparities in the distribution of wealth and income, such disparities are not of the same magnitude as those of certain Latin American nations such as Brazil, Colombia, Chile, Argentina, Mexico and Venezuela. As set forth in the table below, in 1997, 25.8% of the national income in Uruguay was concentrated in the hands of the top 10% of the economically active population as compared to 44.3% of income for Brazil, 39.5% for Colombia, 39.4% for Chile, 35.8% for Argentina, 33.7% for Mexico and 32.8% for Venezuela.

     The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of the Economically Active

Population of Uruguay 1990-1997
(% of national income)

Income Group	1990	1994	1997

Lowest 40%	20.1%	21.6%	22.0%
Next 30%	24.6	26.3	26.1
Next 20%	24.1	26.7	26.1
Highest 10%	31.2	25.4	25.8

Total	100.0%	100.0%	100.0%

Source: CEPAL.

     Poverty in Uruguay has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and the unskilled and relatively less educated. More recently, increases in poverty are the result of the protracted contraction of the Uruguayan economy. Since one of the principal causes of poverty is poor education, Uruguay has taken steps to improve the country’s educational system. In spite of its high literacy rate, as well as other social development indicators placing Uruguay among the top countries in Latin America, Uruguay’s traditional educational system was suffering mainly from lack of resources, out of date curricula and inadequate teacher training.

     To address these problems, in 1995 the government launched a plan to modernize and expand the educational structure of the country at the primary and secondary level. Costs incurred in connection with this plan have been and will be financed out of the central government’s revenues for each year and, since 1996, a part of such costs have been financed by the government out of the proceeds of loans extended by the World Bank and the Inter-American Development Bank for the implementation of this plan in an aggregate amount of approximately US$130 million. The educational reform has not caused to date, and is not expected to cause in the future, a material increase in the government’s total annual expenditures. The plan provides for an upgrading in teachers’ professional training, increases in salaries for teachers and other employees in primary and secondary schools, the construction of new buildings and classrooms, full-time schooling, the inclusion of children under 5 years old in primary education and a complete revision and updating of programs of study.

     The IADB has also granted Uruguay a US$100 million facility intended to improve the living conditions of the urban poor through a combination of infrastructure investments, improvements in the coverage and quality of social services, and incentives and assistance for the registration of land precariously held.

     The government has also addressed problems relating to poverty through health care accessibility and other measures. Uruguay has a public health system which gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

     In 2002, Uruguay’s balance of payments registered a deficit of US$2,323 million, compared to a surplus of US$302 million for 2001 and US$167 million for 2000. During 2002, a current account surplus of US$166 million was totally offset by capital outflows, including unrecorded capital outflows presented under the residual item “Errors and Omissions”. The balance of payments deficit reduced Banco Central’s international reserve assets to US$777.4 million at December 31, 2002, compared to US$3,100 million a year earlier.

     Current Account

     Uruguay’s current account consists of the merchandise trade balance, non-financial services, net, interest and dividend payments, and current transfers.

     In 2002, Uruguay had a current account surplus of US$166 million as compared to deficits of US$512 million in 2001 and US$566 million in 2000. For 2002, the current account surplus represented approximately 1.3% of GDP. In 1999, the current account deficit was caused primarily by exports decreasing faster than imports. Merchandise exports increased steadily from 1994 through 1998 but decreased during 1999 as Uruguay lost competitiveness with respect to Brazil and other traditional export markets, whose currencies depreciated against the US dollar. Imports of intermediate and capital goods also decreased during 1999, as the economy contracted. In 2000, the current account deficit was attributable to the decrease in international market prices for Uruguay’s commodity exports, which more than offset the increase in exports in real terms and caused exports to grow at a slower pace than imports, and to higher international interest rates, which resulted in larger interest payments. With respect to services, Uruguay has had surpluses, with inflows generated primarily by tourism and international freight revenues, including revenues from transportation services provided by trucks and ships. In 2001, merchandise and service exports dropped by 10.5% in US dollar terms, primarily reflecting the problems caused by the effects of foot-and-mouth disease and a decrease in tourism receipts from Argentina.

     In 2002, the severe outflow of capital and the contraction of domestic demand reduced imports of goods by US$1,042 million. Exports of goods and services also contracted, although by a significantly smaller percentage, resulting in the surplus in the current account.

     Capital Account

     Uruguay’s capital account includes direct investments, portfolio investments, and short-, medium- and long-term indebtedness. Between 1998 and 2001, the government took steps to increase significantly Banco Central’s international reserve assets (primarily by incurring indebtedness) in anticipation of developments in the international economy that could curtail the government’s access to the international capital markets in favorable conditions. The government accessed the international capital markets on six occasions during 2001 and on one occasion during 2002. The government’s efforts to bolster Banco Central’s reserves were undermined in 2002 by the banking crisis and the massive withdrawal of US dollar-denominated deposits from the Uruguayan financial system. As of December 31, 2002, international reserve assets were US$777.4 million (excluding US$492.7 million held in the FESB), compared to US$3,100 million at December 31, 2001. In 2000, Uruguay’s capital account registered net inflows of US$772 million, compared to US$338 million for 1999 and US$1,043 million for 1998. During 2001, Uruguay’s capital account registered net inflows of US$794 million, which have been associated to a large extent with outflows from Argentina as residents withdrew deposits from the local banking system and transferred funds out of Argentina. During 2002, Uruguay’s capital account registered net outflows of US$711 million. During 2002, Uruguay raised an aggregate principal amount of US$400 million in the international capital markets. Uruguay also received approximately US$2.6 billion from multilateral lenders during 2002 and repaid US$248 million to multilateral lenders. During the first quarter of 2003, Uruguay received approximately US$300 million from the IMF. Capital inflows were insufficient to compensate for short-term capital outflows of US$3,411 million in 2002, primarily due to massive withdrawals of deposits from the banking sector. See “The Economy—2002 Developments.”

Balance of Payments(1)
(Millions of US$)

	1998		1999		2000		2001(2)		2002(2)

Current account:
Merchandise trade balance	US$	(771.8)	US$	(895.4)	US$	(927.0)	US$	(771.0)	US$	58.0
Exports		2,829.2		2,290.6		2,384.0		2,144.0		1,931.0
Imports		(3,601.0)		(3,186.0)		(3,311.0)		(2,915.0)		(1,873.0)
Services, net		361.6		377.0		394.0		329.0		118.0
Interest and dividends		(88.0)		(34.0)		(61.0)		(114.0)		(81.0)
Current transfers(3)		37.0		50.1		28.0		43.0		71.0

Total current account		(461.2)		(502.0)		(566.0)		(512.0)		166.0

Capital account:
Direct investments		248.0		238.0		274.0		319.0		100.0
Portfolio investments(4)		451.0		(50.0)		191.0		531.0		409.0
Other medium-and long-term capital		231.0		94.0		146.0		123.0		2,192.0
Other short-term capital		113.0		55.0		161.0		(180.0)		(3,411.0)

Total capital account, net		1,043.0		338.0		772.0		794.0		(711.0)

Errors and omissions		(59.2)		174.0		(39.0)		20.0		(1,778.0)

Total balance of payments	US$	(522.0)	US$	(9.0)	US$	(167.0)	US$	(302.0)	US$	2,323.0

Change in Banco Central international reserve assets(5)	US$	(522.0)	US$	(9.0)	US$	(167.0)	US$	(302.0)	US$	2,323.0

Assets:
Gold		(6.9)		(5.0)		209.8		292.0		(1.0)
SDRs		(0.7)		0.0		0.5		(1.0)		(4.0)
IMF position		(0.8)		0.0		2.4		2.0		45.0
Foreign exchange		(521.2)		(86.0)		(373.0)		(599.0)		1,782.0
Other holdings		7.6		81.0		(7.0)		4.0		501.0

Total assets	US$	(522.0)	US$	(9.0)	US$	(167.3)	US$	(302.0)	US$	2,323.0

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fourth Edition, for 1997 and 1998, and Fifth Edition, for 1999 and subsequent years.
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, many of which are gifts.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.
Source: Banco Central.

Foreign Trade

     In 2000, Uruguay’s exports were adversely affected by the devaluation of the Brazilian currency and the recession in Argentina, both of which contributed to a decrease in exports to Brazil and in the number of tourists from Argentina, the appreciation of the US dollar (to which the Uruguayan peso was linked) with respect to the euro, which contributed to a slight decrease in exports to the European Union, and declining international prices for several of Uruguay’s commodity exports.

     In 2000, however, exports grew in real terms compared to 1999. Total merchandise exports in 2000 were 2.8% higher than in 1999 (measured in US dollars) despite an overall decrease in international prices. This improvement is attributable to increased exports of traditional as well as non-traditional goods, mostly to Argentina and the United States.

     Exports of goods decreased by 10.5% (measured in US dollars) during 2001 in comparison to 2000. This decrease is attributable mainly to a decrease in international commodity prices as well as decreased demand for Uruguayan exports in Argentina and Brazil.

     During 2002, exports fell by 10.9% in real terms as a result of the Argentinean crisis and the limited ability of the Uruguayan banking sector to provide export financing.

     The Batlle administration actively promotes Uruguayan exports, which in 2002 accounted for approximately 15.0% of GDP, in markets both within and outside of Mercosur. The increased competitiveness of Uruguayan exports has resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports. In addition to its bilateral trade agreement with Mexico in 2000, Uruguay has approached the United States to negotiate a bilateral free trade agreement and is pursuing new markets for Uruguayan exports in the Middle East.

     Imports of goods increased by 3.2% (measured in dollars) during 2000 in comparison to 1999. While import levels of capital goods and consumer products decreased during the period, the decrease was offset by the increased imports of intermediate oil products. Imports of goods fell by 11.7% (measured in US dollars) during 2001 in comparison to 2000. This decrease is attributed primarily to an overall contraction in the demand for consumer, intermediate and capital goods. Following the drop in domestic manufacturing activity and consumption, imports of goods fell by 35.8% in 2002.

     Merchandise Trade

     Uruguay’s trade is heavily concentrated in neighboring countries. Brazil and Argentina are Uruguay’s principal trading partners. Trade with each of those countries has been increasingly affected by currency fluctuations. In 2002, Brazil and Argentina together accounted for 29.5% of Uruguay’s merchandise exports and 47.3% of its merchandise imports. The disparity between exports and imports is attributable primarily to the regional economic crisis, which caused demand for Uruguayan products and tourism services to decrease substantially and adversely affected the competitiveness of Uruguayan exports in the region. In 2000, Brazil and Argentina accounted for 41.0% of Uruguay’s exports and 43.3% of its imports. Merchandise trade with Brazil has declined significantly since 1998, in particular with respect to merchandise exports. Merchandise exports to Brazil accounted for 24.9% of merchandise exports in 1999 and 23.1% of merchandise exports in 2000. During 2001 and 2002, merchandise exports to Brazil accounted for 21.4% and 23.4%, respectively, of Uruguay’s total merchandise exports. Merchandise exports to Argentina accounted for 16.5% of Uruguay’s merchandise exports during 1999 and for 17.9% of its merchandise exports in 2000. During 2001 and 2002, merchandise exports to Argentina only accounted for 15.4% and 6.1%, respectively, of Uruguay’s total merchandise exports.

     Uruguay also conducts a substantial amount of merchandise trade with Europe and Asia. In 2000, Europe accounted for 17.6% of Uruguay’s merchandise exports and 23.1% of its merchandise imports. In 2001, exports to Europe accounted for 20.1% of total merchandise exports, while imports from Europe represented 20.9% of Uruguay’s merchandise imports. In 2002, exports to Europe expanded to represent 26.5% of total Uruguayan exports, and imports accounted for 25.1% of total Uruguayan imports. Between 1994 and 1997, Uruguay increased its merchandise exports to Asia. The continued economic expansion in Asia until the second half of 1997 allowed Uruguay, during the period from 1990 to 1996, to channel a larger share of its merchandise exports to the region, especially to China, Japan and Hong Kong. In 1998 exports to Asia decreased to 6.9% of total exports, reflecting adverse economic conditions affecting demand in that region. Merchandise exports to Asia recovered to 9.4%, 10.1% and 10.9% of total exports during 2000, 2001 and 2002, respectively.

     Merchandise exports have diversified and increased substantially over time, from US$200 million in the early 1970’s to approximately US$2.8 billion in 1998. However, merchandise exports have decreased to US$1.9 billion in 2002, primarily due to the impact of the uncertainties affecting the Brazilian economy and the recession affecting Argentina. Merchandise exports in nominal values remained at 1999 levels in 2000 at US$2.3 billion, but declined to US$2.1 billion in 2001 and US$1.9 billion in 2002, largely as a result of the Argentinean crisis. Merchandise exports have historically been concentrated on agriculturally-based manufactured products, such as wool, meat, rice and textiles. Uruguay’s traditional exports are meat and wool which, in 2002, accounted for approximately 23.5% of total merchandise trade. In 2001, meat and wool accounted for 19.3% of merchandise trade. Uruguay was declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and has allowed it to obtain higher prices for its beef. However, an outbreak of foot and mouth disease in Uruguay in 2000 severely affected meat exports during the last quarter of 2000. Although the outbreak was temporarily controlled and Uruguay’s beef exports resumed in the first months of 2001, a new outbreak of the disease affected a larger portion of the Uruguayan countryside. The government has responded to the outbreak by implementing a vaccination program aimed at preventing the spread of the disease. Exports of Uruguayan beef to Uruguay’s traditional export markets, including Brazil, Chile, Israel and the European Union, which were closed following the outbreak of foot and mouth disease in 2000 and 2001, resumed during the last quarter of 2001. By late 2002, Canada, Chile and certain other countries had also recognized Uruguay as free from foot and mouth disease. The government is working steadily to re-establish access to the United States market in 2003. Since the mid-1980s, Uruguay has increased its exports of non-traditional goods, primarily rice, seafood and chemical products. Uruguay has become one of the top seven exporters of rice in the world, although production has declined recently as a result of decreasing international prices.

     From 1994 to 1998, imports into Uruguay increased and became more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. However, imports decreased 11.9% in 1999 to US$3.4 billion as compared to US$3.8 billion in 1998. In 2000, imports increased slightly to US$3.5 billion as compared to US$3.4 billion in 1999, primarily due to additional imports of intermediate goods. In 2001, 58.9% Uruguay’s imports consisted of intermediate goods, while consumer goods represented 27.9% of total imports and capital goods represented 13.2% of total imports. In 2002, 66.5% Uruguay’s imports consisted of intermediate goods, while consumer goods represented 23.2% of total imports and capital goods represented 10.3% of total imports.

     The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade
(in millions of US$ and % of total exports/imports)

	1998			1999			2000			2001			2002(1)			January 2003(1)

Exports (FOB):
Traditional:	US$	726	26.2%	US$	582	26.0%	US$	592	25.8%	US$	435	21.2%	US$	482	25.9%	US$	41	30.4%
Wool		165	6.0%		131	5.9%		133	5.8%		150	7.3%		156	8.4%		10	7.6%
Meat		433	15.6%		362	16.2%		400	17.4%		247	12.0%		280	15.1%		29	22.0%
Other		128	4.6%		89	4.0%		59	2.6%		39	1.9%		46	2.4%		1	0.7%
Non-traditional:		2,043	73.8%		1,655	74.0%		1,707	74.2%		1,622	78.8%		1,377	74.1%		93	69.6%
Rice		273	9.9%		196	8.8%		165	7.2%		168	8.2%		141	7.6%		11	8.6%
Textiles		191	6.9%		134	6.0%		136	5.9%		103	5.0%		65	3.5%		5	3.4%
Chemicals		121	4.4%		97	4.3%		106	4.6%		101	4.9%		83	4.5%		5	3.7%
Other		1,458	52.7%		1,229	54.9%		1,299	56.5%		1,251	60.8%		1,087	58.5%		72	54.0%
Total exports	US$	2,769	100.0%	US$	2,237	100.0%	US$	2,299	100.0%	US$	2,058	100.0%	US$	1,858	100.0%	US$	134	100.0%

Imports (CIF):
Consumer goods		1,091	28.6%		939	28.0%		910	26.3%		853	27.9%		456	23.2%		25	16.1%
Intermediate goods		1,998	52.4%		1,876	55.9%		2,084	60.1%		1,803	58.9%		1,306	66.5%		126	79.9%
Capital goods		722	18.9%		542	16.1%		472	13.6%		405	13.2%		202	10.3%		6	4.1%
Total imports	US$	3,811	100.0%	US$	3,357	100.0%	US$	3,466	100.0%	US$	3,061	100.0%	US$	1,964	100.0%	US$	157	100.0%

Trade balance:	US$	(1,041.5)		US$	(1,119.8)		US$	(1,166.0)		US$	(1,003.0)		US$	(106.0)		US$	(24.0)

(1)	Estimated data.
Source: Banco Central.

Geographical Distribution of Merchandise Trade
(in millions of US$, unless otherwise indicated)

	1998			1999			2000			2001(1)			2002(1)			January 2003(1)

EXPORTS (FOB)
Americas:
Argentina	US$	513	18.5%	US$	369	16.5%	US$	411	17.9%	US$	316	15.4%	US$	113	6.1%	US$	9	6.4%
Brazil		935	33.8		557	24.9		531	23.1		441	21.4		435	23.4		31	22.8
United States		158	5.7		141	6.3		180	7.8		171	8.3		135	7.2		8	5.8
Other		323	11.7		330	14.7		379	16.5		365	17.7		275	14.8		26	19.5

Total Americas		1,929	69.7		1,396	62.4		1,501	65.3		1,293	62.8		958	51.6		73	54.5

Europe:
European Union:
France		21	0.8		18	0.8		17	0.7		17	0.8		19	1.0		1	1.0
Germany		112	4.0		111	5.0		90	3.9		97	4.7		109	5.9		11	7.9
Italy		79	2.9		72	3.2		69	3.0		71	3.4		86	4.6		5	4.0
United Kingdom		94	3.4		80	3.6		72	3.1		66	3.2		79	4.3		6	4.6
Other EU		150	5.4		157	7.0		124	5.4		136	6.6		147	7.9		8	5.9
Total EU		456	16.5		439	19.6		372	16.2		385	18.7		439	23.6		31	23.4
EFTA(2) and other		41	1.5		43	1.9		34	1.5		14	0.7		54	2.9		4	2.8

Total Europe		497	17.9		482	21.5		406	17.6		413	20.1		493	26.5		35	26.3

Africa		29	1.0		27	1.2		41	1.8		38	1.9		65	3.5		5	3.8
Asia		190	6.9		174	7.8		217	9.4		207	10.1		202	10.9		13	9.7
Middle East		107	3.9		135	6.1		111	4.8		83	4.0		113	6.1		6	4.5
Other		17	0.6		23	1.0		24	1.0		23	1.1		27	1.5		2	1.2

Total	US$	2,769	100.0%	US$	2,237	100.0%	US$	2,299	100.0%	US$	2,058	100.0%	US$	1,858	100.0%	US$	134	100.0%

IMPORTS(CIF)
Americas:
Argentina	US$	842	22.1%	US$	796	23.7%	US$	836	24.1%	US$	706	23.1%	US$	541	27.5%	US$	48	30.7%
Brazil		793	20.8		652	19.4		667	19.2		626	20.4		390	19.8		27	17.0
United States		460	12.1		375	11.2		336	9.7		271	8.9		164	8.4		13	8.5
Other		253	6.6		320	9.5		318	9.2		344	11.2		149	7.6		8	5.3

Total Americas		2,348	61.6		2,142	63.8		2,156	62.2		1,947	63.6		1,243	63.3		97	61.4

Europe:
European Union:
France		117	3.1		140	4.2		145	4.2		129	4.2		66	3.4		2	1.5
Germany		125	3.3		98	2.9		105	3.0		93	3.0		81	4.1		4	2.6
Italy		176	4.6		124	3.7		110	3.2		100	3.3		46	2.4		3	1.8
United Kingdom		59	1.5		46	1.4		64	1.8		38	1.3		25	1.3		2	1.1
Other EU		311	8.2		219	6.5		210	6.0		195	6.4		126	6.4		8	5.0
Total EU		788	20.7		627	18.7		634	18.3		555	18.1		345	17.5		19	12.1
EFTA(2) and other		104	2.7		121	3.6		165	4.8		85	2.8		148	7.5		27	17.2

Total Europe		892	23.4		748	22.3		799	23.1		640	20.9		493	25.1		46	29.3

Africa		86	2.3		37	1.1		133	3.8		85	2.8		18	0.9		0	0.1
Asia		419	11.0		327	9.8		317	9.1		317	10.4		185	9.4		12	7.6
Middle East		32	0.8		80	2.4		32	0.9		47	1.5		7	0.3		1	0.5
Other		34	0.9		23	0.7		29	0.8		24	0.8		19	1.0		2	1.0

Total	US$	3,811	100.0%	US$	3,357	100.0%	US$	3,466	100.0%	US$	3,061	100.0%	US$	1,964	100.0%	US$	157	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.
Source: Banco Central.

     In 1989, import tariffs ranged from a maximum of 40% to a minimum of 10% (certain capital and intermediate goods were exempt from tariffs). The government began reducing tariffs gradually on its own account in 1990 and, since 1991, the government has reduced tariffs as part of regional Mercosur initiatives. Since January 1995, tariffs on raw materials not produced domestically have ranged from 2-6%, tariffs on intermediate goods from 8-16% and tariffs on consumer goods from 10-20%. More importantly, the government has substantially reduced non-tariff barriers, including the reference and minimum import prices on which tariffs are applied. Since 1989, the government has reduced the number of goods subject to reference prices from 423 to zero. Currently there are no reference or minimum prices for goods purchased from Mercosur countries. In the case of goods purchased from non-Mercosur countries, all minimum prices were eliminated. Other outstanding barriers have also been lowered in general. Quantitative import restrictions were eliminated in the mid-1970s. In response to economic developments affecting several Asian economies, Mercosur member states implemented a transitional measure, effective January 1, 1998, increasing the common external tariff on all products by 3% through December 31, 2000. This percentage was later reduced to 2.5%, although the transitional regime continues. In response to the imbalances created within Mercosur during 2001, Uruguay imposed a 1.9% duty on imports (other than capital goods) from all countries, which is in addition to any existing tariffs, and granted exporters additional tax reimbursements to improve their competitiveness. In response to the adverse effects of the Argentine crisis on the Uruguayan economy, the government imposed specific import duties on certain imports from Argentina and required importers of certain Argentine products to obtain seller financing for terms ranging from 45 to 180 days. See “Foreign Policy and Membership in International and Regional Organizations” and “— Effects of Mercosur on Trade.”

     Services Trade

     Uruguay’s services trade is heavily concentrated in Argentina and Brazil and is driven principally by tourism and financial services. Gross tourism receipts have declined steadily since reaching their peak in 1997, and in 2002 dropped by 42.6% compared to 2001. Tourism is the most important individual item driving Uruguay’s foreign currency earnings.

Revenues from Tourism

	Number
	of Tourist	Gross Tourism
	Arrivals	Receipts
	(in thousands)	(in millions of US$)

1997	2,463	827
1998	2,324	761
1999	2,273	704
2000	2,236	713
2001	2,136	611
2002	1,354	351

Sources: Banco Central and Ministry of Tourism.

     The aggregate growth in tourism receipts between 1995 and 1997 was due to the improving economic situation in the region, particularly in Brazil and Argentina, and the increasing sophistication of Uruguay’s supply of tourism services (including increased and diversified offerings of cultural, social and sports activities). There was a growth in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area by Argentines. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and “tourist” estancias, or ranches which have attracted tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. During 1998 and 1999, tourism receipts decreased by 8% and 7.5% compared, in each case, to the prior calendar year. Uruguay attributes such decreases to the regional economic downturn and, to a lesser extent, unfavorable weather conditions during 1998. The overall number of tourists visiting Uruguay decreased slightly during 2000 compared to 1999, although gross tourism revenues remained practically unchanged. The number of tourists visiting Uruguay held steady between 2000 and 2001, but dropped by more than 35% in 2002 due to the sharp decline in the number of tourists from Argentina.

     The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	1998	1999	2000	2001	2002

Argentina	65.1%	67.4%	67.6%	69.2%	60.0%
Brazil	9.1	6.8	6.3	5.7	8.7
Other	25.7	25.8	26.1	25.1	31.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources: Banco Central and the Ministry of Tourism.

     Financial services, primarily banking and corporate services, have contributed to the growth in services exports. Uruguay’s bank secrecy laws and ability of companies to issue bearer shares has attracted foreign funds. Deposits by non-residents with the financial sector, which were approximately US$2.4 billion in 1994, increased to approximately US$5.3 billion in 2000, and to US$6.5 billion at December 31, 2001, but decreased significantly to less than US$2.4 billion at December 31, 2002.

     Effects of Mercosur on Trade

     The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. Internal tariff rates among Mercosur countries have been reduced to zero, with the exception of certain sensitive products that are country specific and that are subject to a transitional regime established under the Mercosur Treaty. By December 31, 2000, all internal tariffs had been phased out, with the exception of sugar and automobiles.

     With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. Protection from competition for certain industries has been provided by delaying convergence in some sectors (including telecommunications, capital goods and computers), and by allowing each member to take specific exceptions to the common external tariff. Those exceptions are scheduled to be gradually eliminated by the year 2006. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, and several working groups are currently engaged in policy coordination negotiations.

     The Mercosur Treaty contemplated that commercial agreements with other trading partners would be negotiated by Mercosur and not by the members separately. See “Foreign Policy and Membership in International and Regional Organizations.”

     The devaluation of the Argentine peso in January 2002 and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay cannot fully assess the long-term implications of the Argentine crisis for Mercosur. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to export markets by Uruguayan products.

     Certain barriers to the comprehensive regional integration initiated by Mercosur still exist. Agriculture border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, leading to delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Infrastructural development of roads, bridges and railways is also necessary to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. Negotiations are under way as to the implementation of the agreement.

Foreign Investment

     Foreign investment in Uruguay has been traditionally directed towards the construction and tourism sectors. Uruguay has a legislative framework that ensures equal treatment of foreign and local investors and foreign access to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

     Uruguay does not require the registration of foreign investment. In each of 2001 and 2002, estimated foreign direct investment accounted for US$319.0 million and US$100.0 million, respectively, of Uruguay’s balance of payments.

MONETARY SYSTEM

Banco Central

     Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves of Uruguay, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policies, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

     The Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors with ratification by the Congress required.

     Banco Central’s current charter, which was enacted in 1995, defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10% of the central government’s previous year’s expenditures net of interest payments (currently somewhat less than 2% of GDP). However, Banco Central can serve as a financial agent of the government under article 50 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

     Monetary and Exchange Rate Policy

     Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/US dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/US dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. The system was designed to allow for adjustments in the relative prices of Uruguayan products without requiring deflation of domestic prices. This “crawling peg” system provided an anchor for the stabilization plan and succeeded in reducing inflation from a rate of 129% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s devaluation in 1999 and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

     Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. During the remainder of the year, the peso lost approximately 37% of its value in relation to the US dollar.

     Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase consistent with the inflation objective set for the period.

     For 2003, based on the government’s inflation forecast range of 24% to 30% and other macroeconomic projections, Banco Central announced an annual increase of the monetary base of 19%. The monetary base target is tied to the projected annual inflation rate and is revised quarterly. Monetary reports are issued monthly.

     To regulate liquidity in the market, Banco Central conducts daily auctions of Treasury bills in domestic currency. Banco Central also conducts auctions of inflation-indexed Banco Central notes on a weekly basis. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy.

     Liquidity and Credit Aggregates

     The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserve assets as of the dates indicated.

Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

	As of December 31,											As of March 31,

	1998		1999		2000		2001		2002(2)			2003(2)

Currency, including cash in vaults at banks	US$	852.3	US$	848.3	US$	756.7	US$	639.8	US$	367.7		US$	322.9
Others		341.2		2.2		2.7		2.0		6.6			0.5

Monetary base	US$	1,193.5	US$	850.6	US$	759.4	US$	641.8	US$	374.3		US$	323.4

Banco Central international reserve assets	US$	2,589.3	US$	2,605.9	US$	2,742.0	US$	3,100.0	US$	777.4	(3)	US$	786.9	(3)(4)

(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data.
(3)	This amount does not include US$492.7 million held by the FESB at December 31, 2002 and US$394.5 million at March 31, 2003.
(4)	This amount includes US$303 million disbursed by the IMF on March 20, 2003.
Source: Banco Central.

     As of December 31, 2002, the ratio of Banco Central international reserve assets (excluding amounts held by the FESB) to the monetary base was approximately 2.1 to 1, compared to a ratio of 4.8 to 1 as of December 31, 2001. Furthermore, as of December 31, 2002, the international reserve assets of Banco Central (excluding amounts held in the FESB) represented the equivalent of approximately 4.5 months of merchandise imports. As of March 5, 2003, the international reserve assets of Banco Central totaled US$535 million, excluding US$395.6 million held in the FESB.

     As a result of various payments of public debt made by the government during the first quarter of 2003, Banco Central’s international reserve assets dropped to US$462 million (excluding amounts held in the FESB) on March 19, 2003.

     Banco Central’s international reserve assets increased at the end of March 2003 mainly due to a US$303 million disbursement received from the IMF, totaling US$786.9 million as of March 31, 2003 (excluding US$394.5 million held in the FESB).

     The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	1998	1999	2000	2001	2002(1)

M1 ( % change)(2)	15.3%	3.4%	(5.1)%	(4.8)%	7.5%
M2 ( % change)(3)	15.8%	5.4%	2.8%	(3.0)%	(6.0)%
Credit from the financial system ( % change)	18.8%	21.4%	3.6%	15.3%	(20.6)%
Average annual peso deposit rate	15.1%	14.2%	12.1%	14.3%	38.6%

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
Source: Banco Central.

Liquidity and Credit Aggregates
(in millions of US$)

	As of December 31,

	1998		1999		2000		2001		2002(1)

Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	660.9	US$	664.8	US$	589.5	US$	490.1	US$	289.2
M1(2)		1,340.6		1,291.5		1,137.6		917.7		535.7
M2(3)		2,289.3		2,246.7		2,144.0		1,762.9		880.5
M3(4)		11,463.6		12,990.1		13,769.2		15,160.7		7,967.2
Credit aggregates (at period end):
Private sector credit		10,245.1		11,099.5		10,659.1		10,645.0		7,178.0
Public sector credit		291.1		810.0		788.6		538.0		143.1

Total domestic credit	US$	10,536.2	US$	11,909.4	US$	11,447.7	US$	11,183.0	US$	7,321.1

Deposits:
Uruguayan peso deposits		1,628.3		1,581.9		1,554.5		1,272.8		591.3
Foreign-currency deposits		9,174.3		10,743.5		11,625.1		13,397.8		7,086.7	(5)

Total deposits	US$	10,802.6	US$	12,325.4	US$	13,179.6	US$	14,670.6	US$	7,678.0

Deposits of non-residents	US$	4,254.8	US$	4,527.2	US$	5,253.1	US$	6,540.7	US$	2,326.6

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
(4)	M2 plus deposits in foreign currency, principally US dollars.
(5)	Of which approximately US$2,237 million (based on November 30, 2002 information) comprise time deposits with Banco de la República with maturities rescheduled pursuant to Law 17,523 of August 4, 2002.
Source: Banco Central.

     Inflation

     The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End

	Consumer	Wholesale
	Prices	Prices

1998	8.6	3.3
1999	4.2	(0.3)
2000	5.1	9.5
2001	3.6	3.8
2002	25.9	64.6
12 months ended March 31, 2003	28.5	71.0

Source: Banco Central.

     Governmental initiatives to control fiscal expenditures combined with a sustained decrease in the rate of devaluation of the nominal exchange rate led to a steady reduction in the yearly consumer price inflation rate between 1991 and 1999. The decline in inflation was also considerable at the wholesale price level as shown on the table above. The basket of goods used to calculate the wholesale price index is subject to significant foreign competition, thus changes in the WPI tend to track the devaluation rate more closely than changes in the CPI. The decrease in the inflation rate in recent years is attributable, in part, to the economic recession affecting Uruguay and the region during such period. In 2000, the inflation rate rose to 5.1%, primarily due to the impact of rising international oil prices on the Uruguayan economy. The inflation rate decreased to 3.6% in 2001. Despite the exchange rate adjustments effected by Banco Central on June 19, 2001, domestic inflation for 2001 was at the lower end of the target range of 3.5% to 5.5% agreed with the IMF. As a result of the adjustment of relative prices following the decision to float the peso in June 2002, inflation increased in 2002, finishing the year at 25.9%. The rate of inflation for 2003 is expected to range between 24% and 30%.

     The weighted average interest rate for 30 to 180 day term deposits in US dollars in private banks rose from 2.18% in December 2001 to 4.06% in December 2002. The weighted average interest rate for 30 to 180 day term deposits in pesos in private banks increased from 35.29% in December 2001 to 64.63% in December 2002. The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy since 2002 have resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions.

     For a discussion of Uruguay’s past policies regarding inflation see “The Economy — History and Background” and “2002 Developments,” and for a discussion of Uruguay’s current monetary policy see “The Economy — Monetary and Exchange Rate Policy.”

     Foreign Exchange and International Reserves

     Foreign Exchange. Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. This exchange rate policy helped reduce inflation without inducing sharp changes in relative prices. Banco Central allowed the peso/US dollar exchange rate to fluctuate within a band of its value (initially set at 3%) and the bounds of the band were adjusted upward by 0.6% each month. During 1999, and in part as a response to the adverse economic environment, Banco Central allowed the rate of devaluation of the peso relative to the US dollar to reach 7.44% for the year, thereby exceeding the rate of inflation and causing a real devaluation of the peso relative to the dollar. During the first three months of 2000, the peso/US dollar exchange rate remained at the lower end of the bounds of the exchange rate band within which it was allowed to fluctuate, reflecting a high demand for money and low liquidity surplus. During the second and third quarters of 2000, the exchange rate increased, due to a seasonal reduction in money demand and a larger fiscal deficit, which resulted in a shift in the exchange rate towards the center of the band. Also as a result of seasonal factors, the exchange rate approached the lower end of the band towards the end of 2000. Interest rates for deposits in foreign currencies continued to track movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000. Following the adoption by Argentina in June 2001 of measures relating to its foreign exchange regime designed to increase the competitiveness of Argentine industries by subsidizing exports with reimbursements and taxing imports, Banco Central adjusted the rate of devaluation of the Uruguayan peso relative to the US dollar from 0.6% to 1.2% per month through December 31, 2001 and the band of fluctuation for the peso to US dollar exchange rate from 3%  to 6%.

     In response to the new economic environment in the region, in January 2002 Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to US dollar exchange rate from 6% to 12%. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. As of December 31, 2002, the peso traded at Ps.27.2 per US$ 1.00. See “The Economy — 2002 Developments” and “ — Monetary and Exchange Rate Policy”.

     Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

     The following table shows the high, low, average and period-end peso/US dollar exchange rates for the dates and periods indicated.

Exchange Rates
(pesos per US$)

	High	Low	Average(1)	Period End

1998	10.910	10.060	10.476	10.815
1999	11.735	10.818	11.346	11.610
2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003 (through March 31)	28.880	27.275	28.259	28.880

(1)	Annual average of daily interbank end-of-day bid rates.
Source: Banco Central.

     International Reserves. The following table shows the composition of the international reserve assets of Uruguay’s banking system at each of the dates indicated.

International Reserve Assets of the Banking System

	As of December 31,

	1998		1999		2000		2001		2002

	(in millions of US$ at period end)
Banco Central	US$	2,589	US$	2,606	US$	2,742	US$	3,100	US$	777	(1)
Banco de la República		709		648		561		638		64
Private Banks		3,880		3,928		4,809		4,552		1,509

International reserve assets	US$	7,178	US$	7,182	US$	8,112	US$	8,290	US$	2,350

(1)	This amount does not include US$492.7 million held by the FESB at December 31, 2002.
Note: Ounces of gold valued at market prices.
Source: Banco Central.

     As of March 31, 2003, Banco Central’s international reserve assets totaled approximately US$786.9 million (excluding US$394.5 million held by the FESB, and including US$303 million disbursed by the IMF on March 20, 2003). That level of international reserve assets represents approximately 2.4 times the total monetary base, six months of total public sector debt service (including Banco Central’s liabilities) and approximately five months of imports. As of March 31, 2003 the Uruguayan banking system had US dollar claims on Banco Central on account of reserves and voluntary deposits totaling US$699 million, of which US$325 million are claims of Banco de la República.

The Financial Sector

     Prudential regulation, supervision and financial system

     Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as enacted in 1995, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Instituciones de

Intermediación Financiera or the Bank Superintendency. From time to time, and at least on a bi-annual basis, the Bank Superintendency conducts a full audit of each bank’s activities.

     The Bank Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions currently classify loans into the following categories in accordance with objective and subjective criteria, without regard to collateral:

Category 1:	Normal risk: Borrowers included in this category are considered capable of repaying their obligations with the revenues generated from their businesses. Current loans and loans up to 30 days past due are included in this category. Provisions of 0.5% are required for this category.

Category 2:	Potential risk: Borrowers included in this category may have past due obligations between 30 and 60 days, or have been occasionally in non-compliance with their obligations, or are experiencing certain temporary problems that may affect their capacity to repay their obligations in accordance with their original terms. Provisions of 5.0% are required for this category.

Category 3:	Real risk: Borrowers included in this category may have past due operations between 60 days and 150 days, or may be delayed in the filing of their financial reports between 60 and 180 days, or have accumulated losses from previous years that do not affect solvency. Provisions of 20% are required for this category.

Category 4:	High risk: Borrowers included in this category may have past due obligations for over 150 days (they are recorded as “debtor in process of collection”), or delays of over 180 days in filing financial information, or symptoms of eroding solvency, or legal problems that impede the normal development of their businesses. Provisions of 50% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category may have past due operations for over 240 days (they are recorded as “delinquent credits”), or may be absent, or in bankruptcy, or negotiating with creditors, or material legal suits may be pending against them but show little chance of collection, or present obvious solvency problems, or may not be capable of servicing debt. Provisions of 100% are required.

     Banco Central substantially adheres to the requirements of the Basle Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 10% in the case of banks, financial cooperatives and financial houses, and 8% in the case of off-shore banks. Effective December 31, 2002, Banco Central requires banks, financial houses and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) of Ps.190 million, increasing previous minimum requirements of Ps.87 million, Ps.52.5 million and Ps.4.4 million pesos, respectively. In the case of offshore banks, the minimum capital requirement was raised to US$4.5 million from US$0.5 million. Existing financial institutions must comply with the new level of minimum capital requirement by December 2003 in the case of banks and offshore banks, by December 2004 in the case of financial houses, and by December 2006 in the case of cooperatives.

     As of December 31, 2002, private financial institutions had on average a total capital to risk-weighted assets equivalent to approximately 20.5%, compared to the 10% required by Banco Central under the Basle principles. All private banks (excluding entities that have been liquidated) and the state-owned Banco de la República met their capital to risk-weighted asset ratios. Three institutions accounting for less than 4% of total assets of the system are required to implement a capitalization program under the supervision of Banco Central, to allow them to comply with capital adequacy regulations by December 2003.

     The Uruguayan Banking System

     Commercial banks in Uruguay typically provide full-service banking. Of the 15 private banks operating in Uruguay in March 2003, eight are Uruguayan corporations (mostly owned by foreign banks) and seven are branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of the two state-owned banks, Banco de la República and Banco Hipotecario, and Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members.

     Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2002, Banco de la República held approximately 46% of deposits of the non-financial sector with the financial system (off-shore banks excluded). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term credits for industrial and farming activities, as many private banks geared their business toward short-term credits. Nevertheless, in recent years some private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

     The 2002 Banking Crisis

     Volatility in Argentina at the end of 2001 caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, US dollar deposits in the financial system totaled US$14,246 million compared to US$12,426 million as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002.

     As of December 31, 2001, BGU was the second largest private bank in Uruguay, with assets of approximately US$1.65 billion and deposits of approximately US$1.3 billion. BGU is a subsidiary of Banco de Galicia y Buenos Aires S.A. Its core business consisted of taking deposits from, and making loans, to Argentine persons and companies. The adoption of capital controls by the Argentine authorities in December 2001 severely limited BGU’s access to liquidity. Depositors withdrew US$194 million from BGU during January 2002. BGU quickly depleted its liquid assets and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of BGU on February 13, 2002 and instituted a suspension of its operations.

     Banco Comercial was the largest private bank in Uruguay with US$1.96 billion in assets and US$1.31 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25% of the bank’s equity and replaced management. The three former shareholders have alleged that the Republic failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial. They have claimed from the Republic a payment of US$100 million plus certain ancillary expenses. The Republic has disputed the claim, and the matter has been submitted to arbitration. Banco Comercial also received emergency liquidity lines from Banco Central for US$10 million (net of repayments) and direct financial support from the Uruguayan government for an additional US$277.4 million. The capital contributions together with the financial assistance enabled Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (60.6%) in dollar-deposits from January 1, 2002 until the government declared a bank holiday on July 30, 2002 and Banco Central instituted a suspension of its operations.

     The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. April 2002 initially showed a decrease in the level of withdrawals, but the positive trend reversed itself during the last week of the month, following the announcement of a new bank holiday in Argentina. Investor confidence in the region and, in particular in Brazil, decreased generally, as evidenced by the prices at which sovereign bonds traded in the secondary market.

     During May 2002, expectations that Uruguay would receive additional assistance from the IMF caused the pace of deposit withdrawals to decrease in the last two weeks. While deposit withdrawals decreased somewhat, amounts withdrawn in May 2002 totaled approximately US$1,553 million.

     The wave of deposit withdrawals continued in June 2002. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management. Between May 17 and July 29, 2002, Banco Montevideo/La Caja Obrera received US$137 million of Banco Central liquidity assistance and an additional US$229 million of financial support from the central government (through the CND).

     Although the government received approximately US$500 million from the IMF on June 29, 2002, confidence in the Uruguayan financial system continued to be eroded. The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between June 1 and July 30, 2002, total deposits with the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately lasted for four business days). In order to avoid the adverse consequences of the general deposit freeze imposed by Argentina in 2001, the Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of US dollar-denominated time deposits held with Banco de la República and Banco

Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

     On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law implemented the program designed by the Uruguayan authorities to safeguard the country’s payment and financial system by (i) providing for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extending to three years the maturities of all US dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferring foreign currency denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitating the liquidation of insolvent banks. During the last quarter of 2002, the government caused Banco Hipotecario to transfer all deposits to Banco de la República. Banco Hipotecario’s operations have been streamlined and its license to receive deposits has been limited.

     On August 4, 2002, Uruguay and the IMF reached agreement on adjustments to Uruguay’s economic program and Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

     On December 27, 2002, Congress approved an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The newly-enacted law imposes reporting obligations on bank employees that acquire knowledge of irregularities, authorizes the Superintendency of Financial Institutions to impose fines on the state-owned banks, and creates a public register for bank shareholders. The law also provides the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expands the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandates a deposit insurance program (which remains to be implemented). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which is owned by the government, was the only bidder at the auction of the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera). Nuevo Banco Comercial, commenced its operations in March 2003, with preliminary figures indicating that it had loans totaling US$652 million, net of provisions (of which US$374 million were non-performing loans), and time deposits amounting to US$705 million. The initial equity of Nuevo Banco Comercial was US$127 million, and it had total assets for approximately US$890 million. The non-recoverable assets of the three liquidated banks are held by liquidation funds presently managed by Banco Central. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund. Nuevo Banco Comercial will repay the deposits assumed upon its establishment in quarterly installments from September 2003 through September 2009. Nuevo Banco Comercial has a put option against the liquidation funds, pursuant to which it may decide to sell back the assets of the liquidated banks to the liquidation funds. The option expires in December 2003.

     On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

     During August and September 2002, foreign currency-denominated deposits with the Uruguayan banking system decreased by an additional US$547 million. In October 2002, deposits began to flow back into the system, increasing by approximately US$379 million in the four-month period ended January 29, 2003. The gradual recovery of deposits by the banking system was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003. Banco Central’s international reserve assets declined by US$59 million during this period. The Uruguayan authorities believe that the most recent run on deposits can be attributed to rumors suggesting that the government was analyzing a mandatory conversion of foreign-currency denominated obligations into pesos or “pesification” similar to certain measures taken by Argentina after the devaluation of the Argentine peso in 2002. The level of deposits rose in March 2003, with preliminary figures showing that total deposits with the financial system increased by approximately US$53 million between February 28 and March 31, 2003. Although deposits are increasing and the liquidity of Uruguayan private banks has improved compared to 2001, the authorities continue to monitor the overall condition of the banking sector closely.

     Banco Galicia Uruguay, which has been suspended since February 2002, paid back 3% of its deposits on January 7, 2003 and has reached an agreement with its depositors on the schedule for future payments. Since suspension, the bank has been prohibited from conducting any activities other than maintaining certain custody accounts for existing clients.

     During the 2002 crisis, with the exception of BGU and Banco Comercial, foreign-owned banks in Uruguay funded deposit outflows from their own resources. In 2002, foreign shareholders made capital contributions totaling the equivalent of approximately US$68 million to Uruguayan private banks.

     The share of non-performing loans (NPLs) on total loans issued to the non-financial sector increased during 2002. For all active private institutions excluding off-shore banks, NPLs increased from 5% to 16% on a net basis (from 10% to 25% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation has affected the ability of local borrowers that do not penetrate foreign exchange revenues to pay back their debts, which are mostly denominated in dollars. The increase of non-performing loans also, however, reflects the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks have ceased extending loans and, as a result, the share of NPLs has increased.

     Banco Central has taken measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution “responsabilidad patrimonial básica” and also issuing instructions to banks that require the value of any collateral to be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

     The following tables set forth classifications of loan assets of the Uruguayan banking system as of December 31, 2002.

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of December 31, 2002)

	Category

	1	2	3	4	5

State-owned:
Banco de la República(2)	15%	13%	12%	31%	29%
Privately owned:
Banks	52	12	10	11	15
Financial houses	54	11	5	21	10
Off-shore banks	71	0	25	3	1
Cooperatives	51	18	9	8	14

(1)	Gross credit to the non-financial sector.
(2)	Data as of September 30, 2002. Based on a sample of 55% of the credit portfolio.
Source: Banco Central.

Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of February 28, 2003)

Institution Type	Performing	Non Performing
	Loans	Loans

Banco de la República Oriental del Uruguay(2)	79%	21%
Banco Hipotecario del Uruguay (2)	44%	56%
Private Banks	91%	9%
Cooperatives	85%	15%
Financial houses	97%	3%
Off -shore Banks	100%	0%
Suspended Institutions (2)(3)	53%	47%

(1)	Loans to both financial and non-financial sector, net of provisions.
(2)	Data as of November 30, 2002 for Banco de la República, Banco Hipotecario and BGU. Data as of December 31, 2002 for rest of suspended institutions.
(3)	Includes Banco Montevideo/La Caja Obrera, Comercial, de Crédito, BGU and Cooperativa Caycu.
Source: Banco Central.

Total Provisions of the Banking System For
Gross Non-Performing Loans(1)
(as of February 28, 2003)

Institution Type	Provisions

Banco de la República Oriental del Uruguay(2)	46%
Banco Hipotecario del Uruguay(2)	19%
Private Banks	63%
Cooperatives	50%
Financial Houses	71%

(1)	Gross non-performing loans to both financial and non-financial sector.
(2)	Data as of November 30, 2002.
Source: Banco Central.

     The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

     The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,

	1998	1999	2000	2001	2002	2002(1)
	Number	Number	Number	Number	Number	Loans	Deposits

						(% of total)
Financial Institutions:
State-owned(2)	2	2	2	2	2	42.1%	44.2%
Privately-owned(3)	41	41	40	39	32	54.5	53.0
Cooperatives	7	6	6	6	5	3.4	2.8

Total	50	49	48	47	39	100.0%	100.0%

(1)	Preliminary data.
(2)	Banco de la República and Banco Hipotecario.
(3)	At December 31, 2002, includes 17 banks, seven financial houses and eight off-shore agencies (IFE). Banks under liquidation as of December 31, 2002 (Montevideo/La Caja Obrera and Banco Comercial) not included in the 2002 information. Banco de Crédito, which is included in the 2002 information, was placed into liquidation on February 28, 2003.
Sources: Boletín Estadístico, Data Base and Banco Central.

     The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector(1)
(% of total credit)

			Private		Banco de la
	Banco Central		Commercial Banks		República

		Foreign		Foreign		Foreign
	Pesos	Currency	Pesos	Currency	Pesos	Currency

1997	0.2	0.1	10.0	54.2	6.7	28.8
1998	0.1	0.0	9.3	55.2	7.3	28.1
1999	0.1	0.4	8.2	56.5	7.5	27.3
2000	0.1	0.4	8.3	56.5	7.2	27.6
2001	0.1	0.1	6.8	63.0	5.8	24.2
2002(2)	0.05	0.2	3.5	59.9	3.5	32.9

(1)	Includes all banks, except Banco Hipotecario.
(2)	Preliminary data.
Source: Banco Central.

     Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in US dollars.

     The Uruguayan financial sector also includes four domestic and 13 foreign insurance companies (including the state-owned insurance company), two of which are in the process of being merged, subject to regulatory approval. Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Seguros y Reaseguros of the Banco Central.

Securities Markets

     Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. The share of total trading volume in the Montevideo Stock Exchange represented by non-governmental securities has increased in the last few years.

     In September 1994, an Electronic Stock Exchange was established for exclusive use by banks and other financial institutions. Foreign exchange transactions and overnight deposits account for substantially all of the total amount traded in the Electronic Stock Exchange. The aggregate securities trading volume on both exchanges reached US$2,536.6 million in 1998, representing approximately 12% of GDP. As a result of certain regulatory changes affecting the treatment of securities transactions for accounting purposes by pension fund administrators, transactions previously recorded as trades although beneficial ownership remained unchanged have been discontinued. As of December 31, 2000, the aggregate securities trading volume (as recorded under the new rules), on both exchanges was US$1,874.2 million, increasing to US$2,797.2 million as of December 31, 2001 and to US$2,770.7 million as of December 31, 2002.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	1998			1999		2000		2001		2002

Private sector securities:
Equities	US$	14.5		US$	15.3	US$	0.8	US$	20.2	US$	0.1
Bonds		117.4			128.5		95.6		96.9		71.4
Certificates of deposit and other		542.1			799.7		1,066.0		1,265.4		1,639.9

Total private sector securities		674.0	(1)		943.5		1,162.4		1,382.5		1,711.4

Public sector securities:
Central Government		1,836.4			620.6		655.2		1,360.3		1,052.2
Public enterprises		26.2			32.8		56.6		54.4		7.1

Total public sector securities		1,862.6	(2)		653.4		711.8		1,414.7		1,059.3

Total	US$	2,536.6		US$	1,596.9	US$	1,874.2	US$	2,797.2	US$	2,770.7

Number of listed companies:
Equities		19			22		21		18		17
Bonds and other debt issuers		45			65		59		57		51

Total		64			87		80		75		68

(1)	The increased trading volume of private sector securities is attributable to increased trading in the secondary market and to a new requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.
(2)	The increased trading volume of public sector securities is attributable to increased trading in the secondary market and to a practice followed by pension fund administrators involving fixed rate instruments in order to record capital gains due to rising prices. This practice reflected the absence of a mark-to-market rule, which only became effective in 1999.
Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

     The Uruguayan securities market has been undergoing institutional, legal and operational changes in order to attain greater levels of activity. Banco Central has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as annual reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. In addition, Congress passed two laws during 1996 that set the basic regulatory framework for the development of the Uruguayan securities market. Law No. 16,749 sets rules for public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defines the necessary characteristics and terms for the regulation and supervision of mutual funds and provides management guidelines and professional secrecy and adequacy standards.

     In 1996, issues of private sector bonds exceeded the number of issues for all the years combined since the inception of the Montevideo Stock Exchange in the 19th century. The number of listed companies has also increased significantly under this new regulatory framework.

     Mutual funds, which began operating prior to the passage of Law 16,744, grew steadily through 1996 when total assets amounted to US$405 million. From 1997 through 1999, mutual funds were adversely affected by developments affecting Russia, Asia and other emerging markets. As of December 31, 1998, their total assets amounted to US$234 million and as of December 31, 1999 their total assets declined to US$181 million, but recovered partially during 2000, increasing to US$185.4 million. As of December 31, 2001, total assets had increased to US$234.8 million. As of December 31, 2002, as a result of the financial crisis, total assets under management of mutual funds plummeted to US$8.4 million.

PUBLIC SECTOR FINANCES

     The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies) and financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government. Separate accounts are kept for local governments, non-financial public sector institutions and financial public sector institutions and Banco de Seguros del Estado. Banco Central runs deficits principally due to interest payments on remunerated deposits of the financial sector and its own operational costs. Central government expenditures are financed chiefly through the collection of value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes, as well as through domestic and external borrowings and transfers from state-owned companies. The central government’s ability to access the capital markets has been severely constrained by the current economic crisis. In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance.

     The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	1998			1999			2000			2001			2002

Revenues:
Value-added taxes	US$	1,921	8.6%	US$	1,770	8.5%	US$	1,645	8.2%	US$	1,539	8.3%	US$	981	8.0%
Other taxes on goods and services		819	3.7		715	3.4		734	3.7		681	3.7		407	3.3
Income taxes		496	2.2		480	2.3		429	2.1		376	2.0		220	1.8
Taxes on capital		277	1.2		231	1.1		236	1.2		215	1.2		185	1.5
Foreign trade taxes		246	1.1		198	0.9		163	0.8		182	1.0		128	1.0
Other		609	2.7		662	3.2		617	3.1		675	3.6		561	4.6

Total		4,369	19.5		4,056	19.4		3,823	19.0		3,668	19.8		2,483	20.1

Expenditures:
Wages and salaries(1)	US$	1,213	5.4%	US$	1,173	5.6%	US$	1,160	5.8%	US$	1,091	5.9%	US$	747	6.1%
Transfers to social security(2)		1,788	8.0		1,911	9.1		1,880	9.4		1,826	9.8		1,202	9.8
Transfer payments		188	0.8		198	0.9		238	1.2		172	0.9		112	0.9
Interest on public debt		295	1.3		368	1.8		410	2.0		461	2.5		498	4.0
Goods and services		599	2.7		669	3.2		583	2.9		602	3.2		329	2.7
Capital expenditures		497	2.2		496	2.4		362	1.8		305	1.6		154	1.3
Other		49	0.2		35	0.2		0	0.0		25	0.1		16	0.1

Total		4,629	20.7		4,850	23.2		4,631	23.1		4,482	24.2		3,059	24.8

Central Government extra budgetary operations(3)		—	—		—	—		103	0.5		(19)	(0.1)		(20)	(0.2)
Central Government balance		(260)	(1.2)		(794)	(3.8)		(809)	(4.0)		(814)	(4.4)		(576)	(4.7)
Non-financial public institutions		149	0.7		78	0.4		26	0.1		157	0.8		124	1.0
Banco Central		(90)	(0.4)		(41)	(0.2)		(76)	(0.4)		(61)	(0.3)		(36)	(0.3)

Overall surplus (deficit)(4)	US$	(201)	(0.9)%	US$	(757)	(3.6)%	US$	(755)	(3.8)%	US$	(737)	(3.9)%	US$	(507)	(4.1)%

Overall interest payments(4)	US$	400	1.8%	US$	450	2.2%	US$	503	2.5%	US$	676	3.6%	US$	571	4.6%

Overall primary balance(5)	US$	(199)	0.9%	US$	(306)	(1.4)%	US$	(252)	(1.3)%	US$	(61)	(0.3)%	US$	64	0.5%

(1)	Includes employer contributions made to social security system for employees of central government.
(2)	Net of social security revenues received.
(3)	Extrabudgetary operations of the Central Government are recorded since January 1, 2000, due to changes in the accounting system.
(4)	Local governments not included.
(5)	Overall balance less interest payments.
Source: Banco Central.

     In the late 1980’s, the government had large public sector deficits, and by 1989, public sector finances had deteriorated considerably, with the public sector deficit increasing to 7% of GDP from 4.8% in the previous year. Beginning in 1990, the government began to tighten fiscal policies, improving the government’s finances. Several factors contributed to overall deficit reductions in 1990, 1991 and 1992, including lower interest rates and a reduction in external debt brought about by the Brady refinancing effected by the government in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

     In 1993, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. In 1994, the consolidated public sector deficit grew again due primarily to increased transfers to social security and increased capital expenditures of the central government and of public sector entities (which are included in the line item Non-financial public institutions). The consolidated public sector deficit was reduced in 1995, 1996 and 1997 to 1993 levels, but transfers to the social security system (including transfers to private pension fund administrators since June 1996) continued to increase as a percentage of GDP. See “—Social Security.” In 1998, the consolidated public sector deficit was further reduced to 0.9% of GDP. The recession that affected the Uruguayan economy in 1999 had an adverse impact on public sector accounts. Decreasing revenues and a rise in expenditures resulted in a consolidated public sector deficit, measured by funding sources, of 3.6% of GDP, almost three percentage points higher than in 1998. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased due to the operation of automatic stabilizers, the financing of the election processes over the year, expenditures resulting from external and domestic shocks and an expansive investment policy. The rise in oil prices and in international interest rates and the drought that affected the country in the second half of the year further increased public sector spending and reduced revenues. During 2000, the government sought to reduce the consolidated public sector deficit by imposing expenditure restraint. However, given the continued recession, GDP contracted, and public sector revenues (primarily tax collections) decreased at a faster pace than expenditures. In 2001, public sector finances deteriorated further, resulting in an overall public sector deficit of US$737 million (3.9% of GDP). In its efforts to curtail further public sector expenditures, the Batlle administration sought to weigh the impact of its measures in the context of an economic recession that is into its fourth year. The consolidated public sector deficit also continued to grow, reaching 3.9% of GDP in 2001 compared to 3.8% of GDP in 2000.

     In 2002, while in nominal value (measured in US dollars) central government revenues as well as expenditures decreased significantly, as a percentage of GDP both increased, although revenues did so at a slower pace than expenditures. Revenues contracted in line with the profound recession affecting the country. Expenditures also declined generally or remained stable as a percentage of GDP, with the exception of interest on public debt (primarily foreign currency denominated), which increased to 4.0% of GDP. The consolidated public sector deficit accounted for 4.6% of GDP.

     Despite increases in public expenditures in the 1990s, public sector deficits have remained lower than those experienced in the late 1980s, as government revenues have increased as a percentage of GDP, non-financial public sector institutions have continued to realize overall surpluses and interest rates have remained comparatively low. The government is implementing a plan with the assistance of the IADB to restructure the public sector. Part of the savings obtained through the reduction in personnel is being used to increase the remuneration of certain remaining personnel (such as teachers), and to create incentives for performance improvements.

     The following table sets forth the composition of the government’s tax revenues for the periods indicated.

Composition of Tax Revenue

	1998	1999	2000	2001	2002

Value-added taxes (VAT)	53.3%	54.5%	53.8%	52.8%	51.2%
Other taxes on goods and services	22.7	22.0	24.0	23.3	21.3
Income taxes	13.8	14.8	14.0	12.9	11.5
Taxes on capital	7.7	7.1	7.7	7.4	9.7
Foreign trade taxes	6.8	6.1	5.3	6.2	6.7
Other taxes	1.6	1.6	1.5	4.6	7.6
Refund of value-added and other taxes	(5.8)	(6.1)	(6.3)	(7.1)	(7.8)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Boletín Estadístico; Banco Central.

     Revenues grew steadily between 1995 and 1998, driven primarily by increases in revenue from value-added taxes and improved tax collection. Revenues decreased, however, during 1999 due to the factors described above. Central government revenues fell by 4.3% during 2000 in comparison to 1999, primarily due to a 3.2% reduction in tax collections and a 16.3% reduction in collections on import duties. In 2001, central government revenues increased by 0.6% in comparison to 2000, despite the lower level of economic activity, due to increased taxes and a broader collection base. In 2002, central government revenues fell by 5.2%, compared to a 10.8% decrease in GDP, due to the slowdown in economic activity.

     Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. In 1995, taxes were restructured, including an increase in the rate and a broadening of the base for VAT. Most products and services are currently taxed at a rate of 23%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 14%, and certain other products and services, including securities, precious metals and export service, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is levied at a flat rate of 35%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. There is no personal income tax in Uruguay, and there is a tax on wages and pensions with a sliding scale rate of up to 20%, depending on the amount of the wages or pensions.

     Since 1997, the government has been prohibited from borrowing from Banco Central. The government has financed its deficits by issuing Treasury securities in the domestic and international markets. Despite the uncertainties in the international capital markets since the last quarter of 1997, which were exacerbated by Russia’s default on certain of its debts, the government continued to access both markets. In February 1998, the government placed the first fixed-rate Treasury bond in the domestic market since the 1970’s and has thereafter been able to access the domestic markets periodically on competitive terms and rates.

     The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	1998			1999			2000			2001			2002

Monetary liabilities(2)	US$	64	0.3%	US$	12	0.1%	US$	91	0.5%	US$	(26)	(0.1)%	US$	(37)	0.3%
Treasury securities		490	2.2		452	2.2		727	3.6		1,023	5.5		(248)	(2.0)
of which Brady Bonds		(53)	(0.2)		(143)	(0.7)		(46)	(0.2)		(165)	(0.9)		(144)	(1.2)
Loans(3)		117	0.5		252	1.2		122	0.6		101	0.5		1,397	11.3
Net deposits(4)		(83)	(0.4)		296	1.4		114	0.6		284	1.5		(1,624)	(13.2)
Net International Reserves		(364)	(1.6)		(12)	(0.1)		(168)	(0.8)		(353)	(1.9)		2,555	20.7
Others(5)		23	0.1		(24)	(0.1)		(14)	(0.1)		(74)	(0.4)		(1,453)	(11.8)

Total	US$	195	0.9%	US$	831	4.0%	US$	824	4.1%	US$	790	4.3%	US$	520	4.2%

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Positive numbers represent net repayments by the Public Sector. The overall balance is equivalent to the Net Borrowing Requirements of the Public Sector.
(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.
(4)	“Net deposits” means deposit net of credits.
(5)	“Others” in 2002 includes financial assistance to the banking system as well as net assets related to the FESB.
Source: Banco Central.

2000/2004 Budget

     The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval. Once approved by Congress, the general budget limits the government’s ability to spend each year during the period. The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditures increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditures estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

     The Batlle administration submitted a budget for the 2000-2004 period to Congress on August 31, 2000. The budget was approved on February 16, 2001 by the Congress substantially as proposed by the administration.

     In 2000, central government revenues decreased by 4.3% and expenditures decreased by 3.1%. For 2001, central government revenues increased 0.6% and expenditures increased 3.2%, primarily as a result of additional transfers to social security effected to offset a decrease in the level of contributions required from private sector employers. In 2002, central government revenues fell by 5.2% and central government expenditures decreased by 4.3% from their respective levels in 2001.

     As part of the measures adopted by the Batlle Administration to alleviate the impact of the recession on the private sector and stimulate employment, the administration permanently reduced employer contributions to social security. To offset the resulting decrease in fiscal revenues, a value-

added tax of 3% applicable to certain manufacturing processes and imports of manufactured goods was extended to services rendered by public utilities effective 2002.

     Government consumption declined by 15.8% from 2001 to 2002, while public gross fixed investment fell by 27% and government transfers to other public administrations were reduced by 9.1% for the same period, all in real terms. These reductions were offset, however, by an increase of 51.4% in interest payments on outstanding debt from 2001 to 2002 (in real terms), primarily reflecting the impact of the depreciation of the peso and the larger amount of debt outstanding.

     The following table shows the government’s main macroeconomic assumptions for 2003. See “Forward-Looking Statements”.

Main Macroeconomic Assumptions for 2003

Gross Domestic Product:
GDP (in millions of US$, at nominal prices)	US$	10,970
Real GDP growth (percent)		(2%	)
Inflation:
Domestic inflation (CPI) December 2003/December 2002		24-30%
Average 2003/Average 2002		29.0%
Devaluation:
December 2003/December 2002		24-27%
Interest Rate:
Libor (six months)(1)		1.7%

(1)	Interest rate assumed is that applied to payments six months overdue.
Source: Ministry of Finance.

     The government targets a primary consolidated public sector surplus equal to approximately 3.2 % of GDP, compared to 0.5% of GDP in 2002, and a consolidated public sector deficit of approximately 3.1% of GDP, compared to 4.1% of GDP in 2002.

     Changes in expenditure are expected to yield the most significant support to achieving the 2003 fiscal goals. Non-interest expenditures are expected to decrease by approximately 2.8% of GDP. In particular, total wages paid by the public sector is expected to fall by nearly 1.3% of GDP as a result of a tight salary increase policy. During 2002, real public sector wages fell by approximately 10.0%, and they are not expected to recover during 2003. In addition, social security outlays, which after a delay typically follow nominal wages, are also expected to fall as a percentage of GDP by approximately 1.3%.

     The continuing economic depression expected in 2003, including a projected real GDP decrease of 2%, has led the government to estimate that total public sector revenues will decrease by 1% of GDP compared to 2002, primarily due to a decrease in social security contributions.

The following table sets forth the principal public sector goals and targets for 2003.

Principal Public Sector Goals and Targets for 2003

Overall public sector deficit	3.1% of GDP
Discretionary public sector expenditures(1)	12.8% of GDP
Gross non-financial public sector debt denominated in foreign currency	US$9.1 billion
Change in net international reserve assets of Banco Central relative to December 2002	US$(130) million

(1)	Defined as total current expenditures by the central government and social security system, excluding outlays on interest, pension and internal transfers, and including freely disposable outlays and capital expenditures of public sector companies.
Source: Ministry of Economy and Finance.

     Uruguay cannot assure you that adverse economic developments affecting its principal trading partners and the region and other factors affecting the Uruguayan economy will not require the government to seek to adopt additional measures to those currently contemplated with a view to achieving its current targets or that, if adopted, such measures will be effective.

Social Security

     Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which each year has absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit. During the period from December 31, 2001 to December 31, 2002, social security payments, as a percentage of GDP, decreased from 16.6% to 16.1%.

     In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the capitalization regime mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

     Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation and thereafter they have been permitted to decrease these holdings by 5% to 10% per year up to a lower limit of 30%. Currently, pension fund administrators must invest 40% of their holding in Uruguayan government bonds.

     A system which permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

     The number of Uruguayans over the age of 65 has been increasing during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

Uruguayans Above Retirement Age

	1975	1985	2000	2010	2025	2050

65-79 years	226,034	268,154	328,312	329,377	407,705	628,984
80 years and above	46,782	60,736	86,375	106,697	152,758	301,917

Total	272,816	328,890	414,687	436,074	560,463	930,901

Source: National Statistics Institute.

     The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010-2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 have contributed to easing the pressure on the social security system at the present time.

PUBLIC SECTOR DEBT

Domestic Debt

     Uruguay defines domestic debt as all peso-denominated debt and foreign-currency denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of US dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in US dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities). The government is authorized to issue a debt instrument named “bonos previsionales” for an amount not to exceed 80% of the transfers received by the pension fund administrators, with maturities of up to 20 years. The bonos previsionales can be denominated in pesos as well as foreign currencies, and can also be indexed based on the rate of adjustment of nominal wages. The bonos previsionales are intended to help the government close the gap generated by the reduction in the collection of social security contributions which are currently being transferred to pension fund administrators.

     In April 2002, the government suspended auctions of Treasury bills denominated in US dollars due to the unfavorable conditions of the market. In the same month Banco Central began auctioning Treasury bills denominated in pesos both to finance the budget and to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy—Banco Central—Monetary and Exchange Policy.” In January 2003, Banco Central resumed auctioning short-term Treasury bills denominated in US dollars.

Gross Public Domestic Debt
(in millions of US$ at period end)

	1999(1)		2000		2001		2002(2)

Treasury bills(3)	US$	261	US$	395	US$	376	US$	357
Treasury bonds(4)		1,000		1,196		2,115		2,160
Other liabilities(5)		1,674		1,449		1,831		697

Total	US$	2,935	US$	3,040	US$	4,322	US$	3,214

(1)	New methodology implemented since 1999.
(2)	Preliminary data.
(3)	Includes foreign and local currency denominated Treasury bills.
(4)	Includes foreign and local currency denominated Treasury bonds and Eurobonds.
(5)	Includes Brady bonds.
Source: Banco Central.

     The following table sets forth information regarding amortization of Uruguay’s gross public domestic debt.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Amortizations

													2008 to
	Outstanding as of												Final
	December 31, 2002(1)		2003		2004		2005		2006		2007		Maturity

Treasury bills(2)	US$	357	US$	352	US$	4	US$	0	US$	0	US$	0	US$	0
Treasury bonds(3)		2,160		345		130		151		163		77		1,293
Other liabilities(4)		697		379		143		17		16		39		103

Total	US$	3,214	US$	1,076	US$	278	US$	168	US$	179	US$	116	US$	1,396

(1)	Preliminary data.
(2)	Includes foreign and local currency denominated Treasury bills.
(3)	Includes foreign and local currency denominated Treasury bonds and Euro bonds.
(4)	Incudes Brady bonds.
Source: Banco Central.

     The following table sets forth the Uruguayan Treasury securities in circulation as of the dates indicated.

		Foreign Currency		Pesos

		Treasury	Treasury	Treasury	Treasury
As of December 31,	Total	bonds	bills	bonds	bills

1998	3,908	2,827	1,024	0	57
1999	3,884	3,193	632 (1)	0	60
2000	4,639	3,800	786	0	53
2001	5,504	4,937	515	0	52
2002	5,734	5,101	287	178	345

(1)	Until 1999, banks were required to maintain Treasury bills as reserves. In December 1999 that requirement was changed to certificates of deposits.
Source: Banco Central.

External Debt

     Uruguay’s total gross public sector external debt consists of all foreign currency-denominated debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents. As of December 2001, gross public sector external debt totaled US$5.8 billion (or 31.4% of GDP). As of December 2002, gross public sector external debt totaled US$8.1 billion (or 65.8% of GDP). The interest expense on Uruguay’s external debt for 2002 represented 3.0% of GDP.

     As of December 31, 2002, Uruguay’s external debt was composed of direct loans in the amount of approximately US$4.2 billion, Treasury bonds (including Eurobonds and US SEC-registered (Yankee) bonds) in an outstanding aggregate amount of approximately US$2.8 billion, Treasury bills in an outstanding aggregate amount of approximately US$7 million, guaranteed debt in the amount of approximately US$1.0 billion and other external debt in the amount of approximately US$170 million. Uruguay’s guaranteed debt consists primarily of US$440 million of Brady debt of Banco Central, US$106 million of debt of its electricity company owed to a binational technical commission in connection with the Salto Grande hydroelectric facility, and other debt of public entities, banks and municipal governments. For more information, see “The Economy—Role of the State in the Economy; Privatizations—Role of the State in the Economy.”

Total Gross Public External Debt
(in millions of US$, except percentages)

	As of December 31,

	1998		1999(1)		2000		2001		2002(2)

Public sector:(2)
Financial public sector (BCU)	US$	449	US$	858	US$	791	US$	621	US$	562
Non-financial public sector		5,195		4,733		5,301		5,208		7,569
Of which:
Treasury notes and bonds		2,486		2,398		2,849		2,720		2,786
Total		5,644		5,591		6,092		5,829		8,131
Total gross public external debt/GDP		25.2%		26.7%		30.3%		31.4%		65.8%
Total public external debt/exports		1.36		1.61		1.66		1.78		3.05

(1)	New methodology implemented since 1999.
(2)	Preliminary data.
Source: Banco Central.

     The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	As of December 31,

	1998		1999(1)		2000		2001		2002(2)

Total gross public external debt	US$	5,644	US$	5,591	US$	6,092	US$	5,829	US$	8,131
Less external assets:
Non-financial public sector		0		62		95		85		632
Banco Central(3)		2,769		2,861		3,000		3,363		1,059
Of which:
Banco Central international reserve assets(3)		2,589		2,606		2,742		3,100		777	(4)
Other assets		180.0		255		258		263		282

Total public external debt, net of assets	US$	2,875	US$	2,668	US$	2,997	US$	2,381	US$	6,440

(1)	New methodology implemented since 1999.
(2)	Preliminary data.
(3)	Gold valued for each period at London market prices at end of period.
(4)	Data for 2002 does not include US$492.7 million held in the FESB as of December 31, 2002.
Source: Banco Central.

     Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Commercial bank creditors, holders of Brady bonds and multilateral organizations accounted for 47.3% of public external debt at December 31, 1999, for 41.2% at December 31, 2000, for 46.7% as of December 31, 2001 and for 61.6% at December 31, 2002. The IADB and the World Bank were Uruguay’s main multilateral creditors at December 31, 2002, accounting for 43.4% and 16.0%, respectively, of the debt owed to multilateral institutions.

     On March 25, 2002, Uruguay and the IMF entered into a stand-by facility for an amount of up to SDR594 million (approximately US$743 million) for a 24-month period. The facility was augmented by SDR1,158 million (approximately US$1.5 billion) on June 25, 2002, and by SDR376 million (approximately US$521 million) on August 8, 2002. On March 17, 2003 the IMF approved an extension of the facility for an additional one-year period, through March 2005. As of March 31, 2003, remaining disbursements under the stand-by agreement totaled SDR798 million (approximately US$1,061 million), which Uruguay is entitled to draw through 2005 according to the latest agreed schedule, provided that it meets certain performance criteria.

     During 2002, Uruguay received disbursements for a total of approximately US$2.6 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of US$248 million. During the first quarter of 2003, Uruguay received approximately US$300 million from the IMF. See “The Economy—2002 Developments.”

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	As of December 31,

	1998		1999(1)		2000		2001		2002(2)

Multilateral Organizations:
IBRD (World Bank)	US$	487	US$	466	US$	546	US$	566	US$	718
IADB		955		1,298		1,405		1,461		1,949
IMF		161		157		149		143		1,786
Other		16		0		8		47		41

Total Multilateral Organizations		1,619		1,920		2,108		2,218		4,495

Bilateral creditors		531		469		403		307		257
Commercial banks(3)		882		726		661		505		511
Other non-resident institutions		2,527		2,398		2,848		2,721		2,786
Of which holdings of:
Treasury bills		431		297		309		81		7
Treasury bonds		2,096		2,101		2,540		2,639		2,780
Suppliers		85		80		73		77		82

Total	US$	5,644	US$	5,591	US$	6,092	US$	5,829	US$	8,131

(1)	New methodology implemented since 1999.
(2)	Preliminary data.
(3)	Includes Brady bonds.
Source: Banco Central.

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding as of
	December 31,												2008 to Final
	2002(1)		2003		2004		2005		2006		2007		Maturity

Central Government
Multilateral organizations	US$	4,223	US$	339	US$	475	US$	1,027	US$	785	US$	300	US$	1,298
Bilateral creditors		101		13		7		7		5		5		64
Commercial banks(2)		9		2		1		0		0		0		5
Treasury bills		7		7		0		0		0		0		0
Treasury bonds		2,779		229		55		245		457		233		1,560
Suppliers		9		1		1		1		1		1		5

Total		7,128		589		539		1,281		1,248		540		2,932

Banco Central
Multilateral organizations		116		90		17		0		0		0		10
Bilateral creditors		0		0		0		0		0		0		0
Commercial banks(2)		445		30		30		66		26		11		283
Suppliers		0		0		0		0		0		0		0

Total		562		120		47		66		26		11		293

Non-Financial Public Enterprises
Multilateral organizations		155		37		36		32		13		3		34
Bilateral creditors		156		46		46		25		4		4		30
Commercial banks(2)		57		13		13		13		8		4		6
Suppliers		73		28		3		3		2		2		35

Total		440		124		97		73		28		14		105

TOTAL(1)	US$	8,131	US$	833	US$	683	US$	1,419	US$	1,301	US$	565	US$	3,330

(1)	Preliminary data.
(2)	Includes Brady bonds.
Source: Banco Central.

Total Public Debt

     The following table sets forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2002.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

			Amount raised(1)
Title	Annual interest rate (%)	Date of final maturity	(millions of US$)

Treasury Bonds — Series 30	Libor + 1.75% US$	March 2003	US$	50
Treasury Bonds — Series 31	Libor + 1.75% US$	March 2003		20
Treasury Bonds — Series 32	Libor + 1.75% US$	June 2003		45
Treasury Bonds — Series 33	Libor + 1.75% US$	September 2003		50
Treasury Bonds — Series 34	Libor + 1.75% US$	December 2003		70
Treasury Bonds — Series 35	Libor + 1.75% US$	March 2004		60
Treasury Bonds — Series 36	Libor + 1.5% US$	June 2004		30
Treasury Bonds — Series 37	Libor + 1.5% US$	September 2004		45
Treasury Bonds — Series 38	Libor + 1.5% US$	November 2004		19
Treasury Bonds — Series 39	Libor + 1.5% US$	December 2004		50
Treasury Bonds — Series 40	Libor + 1.5% US$	March 2005		50
Treasury Bonds — Series 41	Libor + 1.5% US$	June 2005		60
Treasury Bonds — Series 42	Libor + 1.5% US$	September 2005		60
Treasury Bonds — Series 43	Libor + 1.5% US$	December 2005		40
Treasury Bonds — Series 44	Libor + 1.5% US$	April 2006		60
Treasury Bonds — Series 45	Libor + 1.5% US$	June 2006		60
Treasury Bonds — Series 46	Libor + 1.5% US$	August 2006		164
Treasury Bonds — Series 47	Libor + 1.5% US$	December 2006		70
Treasury Bonds — Series 48	Libor + 1.0% US$	May 2009		50
Treasury Bonds — Series 49	Libor + 1.0% US$	June 2012		60
Treasury Bonds — Series 50	Libor + 1.0% US$	August 2012		40
Treasury Bonds — Series 51	Libor + 1.0% US$	September 2012		50
Treasury Bonds — Series 52	Libor + 1.0% US$	February 2010		90
Treasury Bonds — Series 53	Libor + 1.75% US$	March 2011		11
Treasury Bonds — Series 54	Libor + 2.0% US$	May 2013		105
Treasury Bonds — Series 29 TF	7.5% US$	December 2005		25
Treasury Bonds — Series 30 TF	7.5% US$	March 2011		299
Treasury Bonds — Series 31 TF	9.75% US$	February 2012		40
Provisional Bond 2003	7.25% US$	February 2003		160
Provisional Bond 2007	7.625% US$	March 2007		116
Provisional Bond 2010	8% US$	February 2010		50
Provisional Bond 2008	2.625% UR	June 2008		4
UI Bonds	7.0% UI	June 2012		176
Zero-coupon bond	8.25% US$	Various 2014 — 2020		2

(1) Valued at December 31, 2002.
Source: Banco Central.

Public External Bonds Issued Outside Uruguay
(in millions of US$)

			Amount raised(1)
Title	Annual interest rate (%)	Date of final maturity	(millions of US$)

Global Bond 2003	7.875% US$	November 2003	200
Eurobonds — Series D	8.375% US$	September 2006	100
Global Bond 2008	7.000% US$	April 2008	250
Global Bond 2009	7.875% US$	March 2009	250
Global Bond 2009	7.25% US$	May 2009	250
Global Bond 2010	8.75% US$	June 2010	300
Global Bond 2012	7.625% US$	January 2012	410
Global Bond 2027	7.875% US$	July 2027	510
Convertible Notes	Libor 3m + 5.59%	April 2007	150
Bonds YENS due 2006	2.2% YENS	March 2006	251
Eurobonds — Euros 1a	7% EUROS	September 2005	236
Eurobonds — Euros 2a	7% EUROS	June 2011	210
Bond Chile 1a	7.0% UF Chile	May 2007	142
Bond Chile 2a	6.375% UF Chile	March 2011	150

(1)      Valued at December 31, 2002.
Source: Banco Central.

     The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	1998		1999		2000		2001		2002(2)

Interest payments	US$	339	US$	379	US$	395	US$	362	US$	376
Amortization		405		549		372		675		521

Total	US$	743	US$	928	US$	767	US$	1,037	US$	897

Total debt service/exports of goods and services		18.0%		26.7%		21.0%		31.6%		33.6%

(1)      Excludes interest on non-resident banking deposits.
(2)      Preliminary data.
Source: Banco Central.

     The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)

	As of December 31,

	1998		1999(1)		2000		2001		2002(2)

Gross public external debt	US$	5,644	US$	5,591	US$	6,092	US$	5,829	US$	8,131
Gross public domestic debt(3)		2,050		2,935		3,040		4,322		3,214
Banco Central(4)		0		1,368		1,362		1,629		662
Non-financial public sector		0		1,567		1,678		2,692		2,552

Total gross public debt	US$	7,694	US$	8,526	US$	9,132	US$	10,150	US$	11,345

(1)	New methodology implemented since 1999.
(2)	Preliminary data.
(3)	Excluding Treasury bonds and Treasury bills held by the public sector.
(4)	Includes certificates of deposits.
Source: Banco Central.

     The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding as												2008 to
	of December 31,												Final
	2002		2003		2004		2005		2006		2007		Maturity

Gross Public Domestic Debt	US$	3,214	US$	1,076	US$	278	US$	168	US$	179	US$	116	US$	1,396
Gross Public External Debt		8,131		833		683		1,419		1,301		565		3,330

Total	US$	11,345	US$	1,909	US$	961	US$	1,587	US$	1,480	US$	681	US$	4,726

Source: Banco Central.

     The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated in Foreign Currency, By Currency
(in millions of US$, except percentages)

	As of December 31,		%
	2002

U.S. dollars		5,964	73.3%
Japanese yen		221	2.7%
Euros		355	4.4%
SDRs		1,339	16.5%
Other		252	3.1%

Total	US$	8,131	100.00%

Source: Banco Central.

Debt Service and Debt Restructuring

     Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis which started in 1982 resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

     In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

     A debt-to-equity swap program, established in 1987, provides a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

     In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicolas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks. Under the agreement, three options were available to creditor banks:

•	exchange of base debt for collateralized, fixed-rate interest reduction bonds (including value recovery rights which entitle bond holders to receive payments after five and one-half years of the date of issue in the case of a favorable change in the relationship between the prices of Uruguay’s exports of wool, beef and rice and the price of petroleum, Uruguay’s main commodity import);

•	purchase of “new money” bonds and exchange of base debt for floating-rate debt conversion bonds; and

•	a cash repurchase of debt at a 44% discount from face value.

     Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

•	the remaining US$633 million was repurchased at a cost of US$354 million.

     Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89 million. The Bonds due 2006 have a seven-year grace period as to the amortization of principal and accrue interest at six-month LIBOR plus 1.0%.

     After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85,000,000 of its 30-year collateralized par Bonds due 2021 for US$85,000,000 of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of the Central Bank’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

Debt Record

     Uruguay has regularly met all principal and interest obligations on its external debt for over 30 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

DESCRIPTION OF THE SECURITIES

     This prospectus provides a general description of the debt securities and warrants that Uruguay may offer. Each time Uruguay offers securities, Uruguay will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

     Uruguay will issue the debt securities under a trust indenture among Uruguay, Banco Central, as financial agent to Uruguay, and one or more trustees. Uruguay will file the indenture and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.

     General

     The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Uruguay to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Uruguay will make payments;

•	the authorized denominations;

•	a description of any index Uruguay will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

     Uruguay may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

     Uruguay may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Uruguay may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Uruguay will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of the debt securities and other relevant considerations in the prospectus supplements for these offerings.

     Uruguay is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

     Status

     The debt securities will be direct, unconditional and unsecured public foreign debt of Uruguay and will not have the benefit of any separate undertaking of other governmental entities (including Banco Central). They will rank equal in right of payment among themselves and with all of Uruguay’s existing and future unsecured and unsubordinated foreign debt, as defined under “—Negative Pledge” below. Uruguay has pledged its full faith and credit to make all payments on the debt securities when due.

     Payment of Principal and Interest

     Uruguay will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “Global Securities” below.

     Uruguay will arrange for payments to be made on any certificated debt securities to the registered holders of the debt securities on the specified payment dates. Uruguay may make such payments by wire transfer or by check mailed to the holder’s registered address.

     If any date for an interest or principal payment on a debt security denominated in U.S. dollars is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. A similar rule will apply to payments under securities denominated in other currencies, but with reference to business days in the place of payment. No interest on the debt securities will accrue as a result of this delay in payment.

     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. Uruguay will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Uruguay’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the securities (see “—Limitations on Time for Claims” below).

     Additional Amounts

     Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of debt securities the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of debt securities has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the securities;

•	the holder of debt securities has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of debt securities has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

     Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the debt securities. Uruguay will also indemnify the holder of debt securities against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the debt securities following an event of default.

     Form and Denominations

     Unless otherwise provided in the applicable prospectus supplement, Uruguay will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

     Redemption, Repurchase and Early Repayment

     Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Uruguay or repayable before maturity at the option of the holder. Nevertheless, Uruguay may at any time repurchase the debt securities at any price in the open market or otherwise. Uruguay may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

     Negative Pledge

     Uruguay has agreed that as long as any of the debt securities remain outstanding or any amount payable by Uruguay under the indenture remains unpaid, Uruguay will not grant or allow any lien to be placed on its assets or revenues or the assets or revenues of Banco

Central as security for any of its public foreign debt, unless it contemporaneously grants or allows a lien that provides security on the same terms for Uruguay’s obligations under the debt securities.

     For this purpose:

•	“foreign debt” means obligations of or guaranteed (whether by contract, statute or otherwise) by the Republic or Banco Central for borrowed money or evidenced by bonds, debentures, notes or other similar instruments denominated or payable, or which at the option of the holder thereof may be payable, in a currency other than the local currency of Uruguay;

•	“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the indenture becomes effective or at any time thereafter; and

•	“public foreign debt” means any foreign debt that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

     However, Uruguay may grant or agree to certain permitted types of liens, as described below:

•	any lien on property to secure public foreign debt arising in the ordinary course of business to finance export, import or other trade transactions, which matures (after giving effect to all renewals and refinancings thereof) not more than one year after the date on which that public foreign debt was originally incurred;

•	any lien on property to secure public foreign debt that was incurred solely for the purpose of financing Uruguay’s acquisition of the property (or, in the case of public foreign debt guaranteed by Uruguay, acquisition by the relevant debtor);

•	any lien on property arising by operation of law in connection with public foreign debt, including any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions;

•	any lien existing on property at the time of acquisition;

•	any lien on property created pursuant to the Collateral Pledge Agreement dated as of February 19, 1991 made by Banco Central in favor of the Federal Reserve Bank of New York, as collateral agent, to secure the Series A and Series B Collateralized Fixed Rate Notes Due 2021;

•	any lien in existence as of the issue date of the relevant series of debt securities; and

•	any lien securing public foreign debt incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project provided that (a) the holders of the public foreign debt agree to limit their recourse to the assets and revenues of project as the principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

     Events of Default

     Each of the following is an event of default under any series of debt securities:

     1.     Non-Payment: Uruguay’s failure for a period of 30 consecutive days to make a payment of principal or interest when due on any debt security of that series; or

     2.     Breach of Other Obligations: The failure for a period of 60 days following written notice to Uruguay by the trustee or holders representing 25% of the outstanding debt securities of that series to remedy the failure by Uruguay or, where applicable, Banco Central acting on Uruguay’s behalf, to observe or perform any of the covenants or agreements provided in the debt securities of that series or the indenture (other than a non-payment default); or

     3.     Cross Default:

•	Uruguay fails to make a payment when due or within the applicable grace period on public foreign debt issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies);

•	Any public foreign debt of Uruguay issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies) is accelerated due to an event of default, unless the acceleration is rescinded or annulled; or

     4.     Moratorium: Uruguay or certain courts declare a general suspension of payments or a moratorium on payment of Uruguay’s public foreign debt issued, or amended as to payment terms, on or after April 10, 2003.

     5.     Validity:

•	The validity of the debt securities of that series is contested in certain formal proceedings by Uruguay or by any governmental entity of Uruguay that has the legal power to contest the validity of the securities;

•	Uruguay denies any of its obligations to the holders of that series under the debt securities or the indenture; or

•	A legislative or constitutional measure or a final decision by a court in Uruguay purports to render any material provision of the debt securities of that series invalid or to prevent or delay the performance of any of Uruguay’s material obligations under the securities; or

     6.     Failure of Authorizations: Any law, regulation or governmental authorization necessary for Uruguay to perform its material obligations under the debt securities of that series ceases to be in full force and effect or is modified in a manner that adversely affects the rights or claims of any of the holders; or

     7.     Judgments: Any of several special types of judgments is levied against all or any substantial part of the assets of Uruguay in connection with a monetary judgment exceeding US$60,000,000 (or its equivalent in other currencies) and Uruguay does not adequately satisfy, bond, contest in good faith, or receive a stay of execution in respect of, such judgment within 45 days; or

     8.     Illegality: Any applicable law, rule or regulation is adopted which would make it unlawful for Uruguay to comply with its obligations described in “Additional Amounts” above; or

     9.     IMF Membership: Uruguay ceases to be a member of the IMF.

     If any of the above events of default occurs and is continuing, holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of that series may declare the principal amount of all the debt securities of that series to be due and payable immediately by giving written notice to Uruguay or Banco Central, with a copy to the trustee.

     Holders holding debt securities representing in the aggregate at least two-thirds of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:

•	following the declaration that principal of the debt securities of that series has become due and payable immediately, Uruguay deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

     Suits for Enforcement and Limitations on Suits by Holders

     If an event of default for a series has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless (1) such holder has given notice to the trustee that a default with respect to that series has occurred and is continuing, (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee to institute an action or proceeding and provided an indemnity satisfactory to the trustee, and (3) 60 days have passed since the trustee received the instruction and the trustee has failed to institute an action or proceeding as directed. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

     Meetings

     Uruguay or the trustee at any time may, and upon written request to the trustee by holders of at least 10% of the aggregate principal amount of the debt securities of any series the trustee shall, call a meeting of holders of the debt securities of that series. This meeting will be held at the time and place determined by Uruguay and Banco Central and specified in a notice sent to the holders by the trustee. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

     Registered holders holding debt securities representing at least a majority of the aggregate principal amount of the then-outstanding debt securities of a series will constitute a quorum at a meeting of registered holders described above. If there is no quorum, the meeting may be adjourned for a period of at least ten days, and if there is no quorum at the adjourned meeting, it may be further adjourned, provided in each case that notice is given at least five days prior to each date the meeting is to be reconvened. At the reconvening of any meeting that had been adjourned twice, registered holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of the series will constitute a quorum.

     Modifications

     The New Bonds contain collective action clauses with provisions regarding future modifications to the terms of the New Bonds. These clauses are described below.

     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the debt securities of one or more series may be made or given pursuant to a written action of the holders of the debt securities of that series without the need for a meeting or by vote of the holders of the debt securities of that series taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture or the debt securities.

     Any modification, amendment, supplement or waiver to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the debt securities of such series at the time outstanding.

     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the debt securities of a series;

•	reduce the principal amount or redemption price or premium, if any, payable under the debt securities of a series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of a series;

•	reduce the interest rate on the debt securities of a series;

•	change the currency or place of payment of any amount payable under the debt securities of a series;

•	change the obligation of Uruguay to pay additional amounts in respect of the debt securities of a series;

•	change the definition of outstanding or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the debt securities) in respect of the debt securities of a series;

•	authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of that series for, or convert all the debt securities of that series into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the debt securities of a series.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

     Any reserve matter modification to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the debt securities of such series at the time outstanding.

     If Uruguay proposes any reserve matter modification to the terms and conditions of the debt securities of two or more series, or to the indenture insofar as it affects the debt securities of two or more series, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for each affected series if made with the consent of Uruguay and

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of that series (taken individually).

     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the debt securities of one or more series for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the affected debt securities, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or if more than one debt instrument is offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

     Uruguay agrees that it will not issue new debt securities or reopen any existing series of debt securities with the intention of placing such debt securities with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of any series of debt securities.

     Any modification consented to or approved by the holders of the debt securities of one or more series pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the debt securities of that series whether or not notation of such modification is made upon the debt securities of that series. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt security.

     Before seeking the consent of any holder of a debt security of any series to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the affected debt securities) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

     For purposes of determining whether the required percentage of holders of the notes has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any debt securities owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only debt securities that the trustee knows to be so owned shall be so disregarded. Prior to any vote on a reserve matter modification affecting any series of debt securities, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any debt securities of that series deemed to be not outstanding as described above or, if no debt securities of that series are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Warrants

     If Uruguay issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Uruguay will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

     Uruguay may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Uruguay and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Uruguay may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.

Global Securities

     DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will Uruguay or the trustee be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

     Uruguay may issue the warrants or the debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Uruguay refers to the intangible securities represented by a global security as “book-entry” securities.

     Uruguay will deposit any global security it issues with a clearing system. The global security will be registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, or DTC, in the United States and Euroclear and Clearstream in Europe.

     Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

     Euroclear and Clearstream are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems.

     Uruguay generally will treat the registered holder of a global security as the absolute owner of the security for all purposes. The legal obligations of Uruguay and the trustee run only to the registered owner or bearer of a global security, which will be the relevant clearing system or its nominee or common depositary. For example, once Uruguay arranges for payments to be made to the registered holder, Uruguay will no longer be liable for the amounts so paid on the security. In addition, if you own a beneficial interest in a global security, you must rely on the procedures of the institutions through which you hold your interests in the security (including DTC, Euroclear, Clearstream, and their participants) to exercise any of the rights granted to the holder of the security or securities. Under existing industry practice, if you desire to take any action that the holder of a security is entitled to take, then the registered holder would authorize the clearing system participant through which you own your beneficial interest to take the action, and the participant would then either authorize you to take the action or act for you on your instructions.

     The Clearing Systems

     The following description reflects Uruguay’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream. Uruguay has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, but Uruguay takes no responsibility for the accuracy of this information.

     The Depository Trust Company

     DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can only act on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.

     Euroclear and Clearstream

     Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

     Secondary Market Trading

     Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Trading Between Euroclear and/or Clearstream Participants

     Participants in Euroclear and Clearstream will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream governing conventional Eurobonds.

     Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the securities and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream. Euroclear or Clearstream will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream participant selling the securities has a line of credit with Euroclear or Clearstream and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

Certificated Securities

     Unless otherwise specified in a prospectus supplement, Uruguay will issue securities in certificated form only if:

•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the debt securities represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

Trustee

     The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Uruguay or Banco Central acting on Uruguay’s behalf or any of their respective affiliates without accounting for any profit resulting from these transactions.

Paying Agents; Transfer Agents; Registrar

     Uruguay may appoint paying agents, transfer agents and a registrar with respect to each series of securities, which will be listed at the back of the relevant prospectus supplement. Uruguay or Banco Central acting on Uruguay’s behalf may at any time appoint new paying agents, transfer agents and registrars with respect to a series. Uruguay, however, will at all times maintain a principal paying agent in a Western European or United States city and a registrar in New York City for each series until the securities of that series are paid.

     In addition, Uruguay will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require. Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Notices

     All notices to holders will be published in the Financial Times in London. In addition, as long as any series of debt securities is listed on the Luxembourg Stock Exchange, Uruguay will publish all notices related to those debt securities in English in the Luxemburger Wort. If at any time publication in either the Financial Times or the Luxemburger Wort is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London or Luxembourg, as applicable. Any notice so published shall be deemed to have been given on the date of its publication.

     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a global security, each person owning a beneficial interest in that global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.

Further Issues of Securities

     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as a series of securities (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with any outstanding series, except as otherwise set forth in the Prospectus Supplement of a series.

Limitation on Time for Claims

     Claims against Uruguay for the payment of principal or interest on the securities (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

     The securities and the indenture are governed by, and will be interpreted according to, the law of the State of New York.

     The securities and the indenture provide that Uruguay will appoint and maintain at all times as its process agent CT Corporation System, with an office on the date of this Prospectus at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America. Process may be served upon Uruguay’s process agent in any judicial action or proceeding commenced by the trustee or any holder arising out of or relating to the securities and the indenture in a New York state or federal court sitting in New York City.

     The process agent will receive on behalf of Uruguay and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding brought in such New York state or federal court sitting in New York City. This service may be made by mailing or delivering a copy of this process to Uruguay at the address specified above for the process agent. Uruguay authorizes and directs the process agent to accept such service on its behalf.

     Uruguay also will consent (as an alternative) to the service of any and all process in any such action or proceeding in such New York state or federal court sitting in New York City by the mailing of copies of such process to itself at its address specified in the indenture.

     In addition, the trustee or, in actions permitted to be taken by the holders, the holders of securities may serve legal process in any other manner permitted by law and bring any action or proceeding against Uruguay or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

     Uruguay is a foreign sovereign state. Consequently, it may be difficult for the trustee or the holders of securities to obtain judgments from courts in the United States or elsewhere against Uruguay. Furthermore, it may be difficult for the trustee or holders to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Uruguay.

     In connection with any legal action relating to the securities, Uruguay will:

•	submit to the jurisdiction of any New York state or federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the securities; and

•	agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court and waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of Uruguay.

     To the extent that Uruguay has or may acquire or have attributed to it any immunity under any law (including, to the fullest extent permitted, under Uruguayan law), Uruguay will waive that immunity in respect of any claims or actions regarding its obligations under the securities, except that Uruguay will not waive immunity from attachment prior to judgment and attachment in aid of execution under Uruguayan law. Uruguay agrees that this waiver shall be to the fullest extent permitted under the United States Foreign Sovereign Immunities Act of 1976 and is intended to be irrevocable for purposes of that law.

     Uruguay reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws, and Uruguay’s appointment of the process agent will not extend to such actions. Without a waiver of immunity by Uruguay with respect to such actions, it would be impossible to obtain a United States judgment in an action against Uruguay unless a court were to determine that Uruguay is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to that action. However, even if a United States judgment could be obtained in an action under the Foreign Sovereign Immunities Act, it may not be possible to enforce in Uruguay a judgment based on that United States judgment.

     Uruguay will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the securities, the posting of any security or the furnishing, directly or indirectly, of any other security.

     A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.

     A judgment obtained against Uruguay in a foreign court can be enforced in the courts of Uruguay, if such judgment is ratified by the Uruguayan Supreme Court. Based on existing law, the Uruguayan Supreme Court will ratify such a judgment:

     (a)  if there exists a treaty with the country where such judgment was issued (no such treaty exists at the present time between Uruguay and the United States); or

     (b)  if such judgment:

•	complies with all formalities required for the enforceability thereof under the laws of the country where it was issued;

•	has been translated into Spanish, together with related documents, and satisfies the authentication requirements of Uruguayan law;

•	was issued by a competent court after valid service of process upon the parties to the action;

•	was issued after an opportunity was given to the defendant to present its defense;

•	is not subject to further appeal; and

•	is not against Uruguayan public policy.

Indemnification for Foreign Exchange Rate Fluctuations

     Uruguay’s obligation to any holder under the securities that has obtained a court judgement affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Uruguay agrees to pay the difference. The holder, however, agrees to reimburse Uruguay for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Uruguay is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Uruguay for any excess.

TAXATION

     The following discussion provides a general summary of certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you purchase, own or sell the debt securities. This summary is based on tax laws, regulations, rulings and decisions in effect on the date of this prospectus. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth herein. Additional information may be included in the prospectus supplement with respect to a series of the securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.

Uruguayan Taxation

     Under existing laws and regulations of Uruguay, if you are not a resident of Uruguay for tax purposes, the principal and interest payments that you receive on the debt securities will be exempt from taxation in Uruguay.

     Subject to certain exceptions, Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any Uruguayan taxes. If the law requires Uruguay to withhold or deduct taxes, Uruguay will pay you any additional amounts necessary to ensure that you receive the same amount as you would have received without the withholding or deduction. For more information, see “Description of the Securities—Additional Amounts.”

United States Federal Taxation

     In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

     If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income. Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

     The trustee must file information returns with the United States Internal Revenue Service in connection with payments made on the debt securities to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the trustee. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

     A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

PLAN OF DISTRIBUTION

Terms of Sale

     Uruguay will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Uruguay from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

     Uruguay may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Uruguay for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Uruguay in the ordinary course of business.

Method of Sale

     Uruguay may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

     If Uruguay uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Uruguay may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

     Uruguay may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

     Uruguay may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

     In addition, Uruguay may offer the securities to holders of other securities issued or guaranteed by Uruguay as consideration for Uruguay’s purchase or exchange of the other securities, including as part of a reprofiling of Uruguay’s public debt. Uruguay may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

     Uruguay will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Uruguay cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Uruguay offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

     Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

     Information in this prospectus whose source is identified as a publication of Uruguay or one of its agencies or instrumentalities relies on the authority of such publication as an official public document of Uruguay. All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that Uruguay has filed with the SEC is included as an official public statement made on the authority of Alejandro Atchugarry, the Minister of Economy and Finance of Uruguay.

VALIDITY OF THE SECURITIES

     The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•	For Uruguay:

s	as to all matters of Uruguayan law, the Counsel to the Ministry of Economy and Finance of Uruguay; and

s	as to all matters of U.S. law, Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Uruguay and Banco Central on Uruguay’s behalf or any other Counsel to Uruguay and Banco Central named in the applicable prospectus supplement.

•	For the underwriters, if any:

s	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

s	as to all matters of Uruguayan law, any Uruguayan counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Uruguayan law:

•	Cleary, Gottlieb, Steen & Hamilton, or any other Counsel to Uruguay and Banco Central named in the applicable prospectus supplement, may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay; and

•	Any U.S. counsel to the underwriters may rely on the opinions of Counsel to the Ministry of Economy and Finance of Uruguay and any Uruguayan counsel to the underwriters.

As to all matters of U.S. law:

•	Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary, Gottlieb, Steen & Hamilton, or any other Counsel to Uruguay or Banco Central named in the applicable prospectus supplement; and

•	Any Uruguayan counsel to the underwriters may rely on the opinion of any U.S. counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

     The Authorized Representative of Uruguay in the United States is Carlos Sténeri, the Financial Representative for Uruguay in the United States of America, whose address is 1025 Connecticut Avenue N.W., Suite 902, Washington, D.C. 20036.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that Uruguay filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

     You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information.

     As long as any of the securities of a series remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of this prospectus and any prospectus supplement or pricing supplement at the office of the paying agent for the securities in Luxembourg.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(millions of US$)

			Of which:
	Amount				Gross Public
	outstanding	Internal Debt	Internal Debt	External Debt	Debt
	as of 12/31/2002	(with residents)	(with public sector)	(with non-residents)	as of 12/31/2002
Direct Debt of Central Government	10,034.0	2,516.6	570.7	6,946.6	9,463.2
Direct Loans	4,160.4	0.0	0.0	4,160.4	4,160.4
Treasury Bonds and Eurobonds	5,279.8	2,159.8	340.5	2,779.5	4,939.3
Treasury Bills	593.8	356.8	230.2	6.7	363.6
Other public debt	1,881.3	697.0	0.0	1,184.3	1,881.3
Guaranteed Debt	1,099.1	84.9	0.0	1,014.3	1,099.1
Other External Debt	170.0	0.0	0.0	170.0	170.0
Other Domestic Debt	612.2	612.2	0.0	0.0	612.2
Total	11,915.2	3,214.0	570.7	8,131.0	11,345.0

Totals may differ due to rounding.

Source: Banco Central

Table 2: Direct Loans
(in millions of US$)

					Of Which:
				Amount
				Outstanding
	Interest	Issue	Final	as of	Internal Debt	External Debt
Lender	Rate	Date	Maturity	Dec. 31, 2002	(with residents)	(with non-residents)

Central Government Commercial Creditors	—	—	—	0.6	0.0	0.6
Banco Exterior — Madrid	6.45	11/30/93	08/15/04	2.2	0.00	2.2
Banque Française du Commerce Exterior - P	2.00	08/28/89	12/31/22	2.4	0.00	2.4
Banque Française du Commerce Exterior - P	2.00	08/28/89	06/30/22	0.4	0.00	0.4
Banque Française du Commerce Exterior - P	2.00	08/28/89	06/30/21	0.2	0.00	0.2
CREDIMAT II	4.50	11/23/93	12/30/13	1.3	0.00	1.3
Credit National — Paris	2.00	08/28/89	12/31/21	0.6	0.00	0.6
Credit National — Paris	2.00	08/28/89	12/31/21	0.8	0.00	0.8
Credit National — Paris	2.00	08/28/89	09/30/20	1.4	0.00	1.4
Credit National — Paris	2.00	08/28/89	09/30/22	0.5	0.00	0.5
Credit National — Paris	2.00	12/04/84	12/31/15	1.0	0.00	1.0
Credit National — Paris	2.00	12/05/84	12/31/16	6.2	0.00	6.2
Eximbank	0.05	12/26/97	12/26/12	12.7	0.00	12.7
Eximbank	0.05	07/04/89	11/15/03	6.8	0.00	6.8
F.I.D.A.	4.62	07/04/01	01/01/19	1.2	0.00	1.2
FONPLATA	6.00	06/29/93	06/29/10	0.1	0.00	0.1
FONPLATA	7.00	06/29/93	09/13/13	13.8	0.00	13.8
FONPLATA	7.88	12/19/96	12/31/08	15.8	0.00	15.8
Instituto de Crédito Oficial — Madrid	1.25	10/02/92	10/26/22	9.8	0.00	9.8
Instituto de Crédito Oficial — Madrid	1.25	05/12/93	05/15/23	33.5	0.00	33.5
Instituto de Crédito Oficial — Madrid	1.25	07/01/94	07/12/24	12.5	0.00	12.5
Instituto de Crédito Oficial — Madrid	1.25	07/01/94	08/01/24	7.1	0.00	7.1
Instituto de Crédito Oficial — Madrid	1.25	07/01/94	08/03/24	2.5	0.00	2.5
Instituto de Crédito Oficial — Madrid	1.25	03/23/93	04/20/23	3.0	0.00	3.0
Instituto de Crédito Oficial — Madrid	2.00	04/07/89	02/12/10	1.1	0.00	1.1
Inter-American Development Agency	3.00	12/31/92	12/31/05	5.8	0.00	5.8
Inter-American Development Bank	5.39	12/21/01	12/21/26	4.7	0.00	4.7
Inter-American Development Bank	2.00	05/17/74	05/17/09	3.5	0.00	3.5
Inter-American Development Bank	2.00	07/26/84	07/26/14	3.8	0.00	3.8
Inter-American Development Bank	2.00	07/24/84	07/24/14	4.1	0.00	4.1
Inter-American Development Bank	5.39	07/30/99	07/30/24	6.6	0.00	6.6
Inter-American Development Bank	4.00	12/10/80	12/15/08	0.0	0.00	0.0
Inter-American Development Bank	2.00	04/25/74	04/24/10	0.0	0.00	0.0
Inter-American Development Bank	5.27	11/30/92	11/30/12	48.0	0.00	48.0
Inter-American Development Bank	5.27	12/23/91	07/29/16	5.9	0.00	5.9
Inter-American Development Bank	5.27	09/03/92	09/03/12	0.3	0.00	0.3
Inter-American Development Bank	5.27	11/30/92	11/30/12	0.9	0.00	0.9
Inter-American Development Bank	5.27	06/15/94	07/13/15	0.8	0.00	0.8
Inter-American Development Bank	5.39	04/04/97	04/07/17	101.5	0.00	101.5
Inter-American Development Bank	5.27	03/17/87	02/24/08	10.1	0.00	10.1
Inter-American Development Bank	5.27	12/21/92	12/21/17	25.2	0.00	25.2
Inter-American Development Bank	2.00	04/25/74	04/30/09	0.0	0.00	0.0
Inter-American Development Bank	5.27	12/21/92	12/21/17	14.8	0.00	14.8
Inter-American Development Bank	5.39	03/14/98	03/14/18	13.3	0.00	13.3
Inter-American Development Bank	5.27	07/26/84	07/06/04	2.2	0.00	2.2
Inter-American Development Bank	5.39	07/07/95	07/07/15	1.1	0.00	1.1
Inter-American Development Bank	5.39	12/31/98	12/31/18	11.7	0.00	11.7
Inter-American Development Bank	5.39	12/09/98	12/09/18	154.7	0.00	154.7
Inter-American Development Bank	5.27	02/19/88	08/19/08	15.6	0.00	15.6
Inter-American Development Bank	5.27	03/18/83	03/20/03	0.3	0.00	0.3
Inter-American Development Bank	5.27	08/12/91	08/12/11	90.0	0.00	90.0
Inter-American Development Bank	5.27	12/29/90	07/06/16	18.4	0.00	18.4
Inter-American Development Bank	5.27	11/30/92	12/16/12	2.9	0.00	2.9
Inter-American Development Bank	5.27	03/23/87	09/24/07	3.9	0.00	3.9

					Of Which:
				Amount
				Outstanding
	Interest	Issue	Final	as of	Internal Debt	External Debt
Lender	Rate	Date	Maturity	Dec. 31, 2002	(with residents)	(with non-residents)

Inter-American Development Bank	2.00	03/29/84	03/29/14	6.3	0.00	6.3
Inter-American Development Bank	5.27	10/31/88	10/31/08	4.9	0.00	4.9
Inter-American Development Bank	5.27	07/26/84	01/06/05	2.2	0.00	2.2
Inter-American Development Bank	5.27	03/29/84	03/29/04	5.3	0.00	5.3
Inter-American Development Bank	5.27	12/27/93	12/27/18	25.4	0.00	25.4
Inter-American Development Bank	5.27	08/12/91	08/12/11	0.9	0.00	0.9
Inter-American Development Bank	8.25	12/10/80	12/15/08	0.1	0.00	0.1
Inter-American Development Bank	2.00	07/26/84	07/26/14	0.0	0.00	0.0
Inter-American Development Bank	5.27	04/08/94	04/08/19	24.9	0.00	24.9
Inter-American Development Bank	5.39	04/07/97	04/07/22	52.7	0.00	52.7
Inter-American Development Bank	2.00	10/31/88	04/08/19	1.5	0.00	1.5
Inter-American Development Bank	5.39	11/28/97	11/28/17	20.3	0.00	20.3
Inter-American Development Bank	5.39	08/02/97	08/02/17	111.7	0.00	111.7
Inter-American Development Bank	5.39	04/07/97	04/07/17	9.6	0.00	9.6
Inter-American Development Bank	5.27	03/19/96	03/19/16	135.0	0.00	135.0
Inter-American Development Bank	2.00	05/17/74	05/17/09	0.3	0.00	0.3
Inter-American Development Bank	5.27	12/23/91	01/29/17	23.7	0.00	23.7
Inter-American Development Bank	5.27	03/18/96	03/18/16	36.8	0.00	36.8
Inter-American Development Bank	5.27	01/29/92	07/29/16	5.8	0.00	5.8
Inter-American Development Bank	5.27	12/23/91	02/24/16	20.4	0.00	20.4
Inter-American Development Bank	5.27	03/18/96	03/18/21	40.0	0.00	40.0
Inter-American Development Bank	5.39	12/15/00	12/15/25	0.4	0.0	0.4
Inter-American Development Bank	5.39	09/28/01	09/28/21	110.1	0.0	110.1
Inter-American Development Bank	5.39	09/28/01	09/28/21	0.9	0.0	0.9
Inter-American Development Bank	5.39	07/30/01	07/30/21	2.5	0.0	2.5
Inter-American Development Bank	5.39	11/08/01	11/08/21	50.1	0.0	50.1
Inter-American Development Bank	5.39	03/17/01	03/17/21	1.5	0.0	1.5
KREDITANSTAL	2.00	11/23/93	12/30/23	5.0	0.00	5.0
PARIBAS — PARIS	2.00	08/28/89	03/31/23	0.6	0.00	0.6
THE OECF TOKIO	4.00	10/09/89	11/20/14	0.8	0.00	0.8
THE OECF TOKIO	3.25	10/09/89	11/20/14	0.0	0.00	0.0
The World Bank	2.61	03/08/00	12/15/14	80.9	0.00	80.9
The World Bank	1.86	10/06/98	10/06/13	22.3	0.00	22.3
The World Bank	1.86	10/06/98	10/15/13	63.6	0.00	63.6
The World Bank	7.96	01/15/94	01/15/09	33.8	0.00	33.8
The World Bank	1.86	07/01/97	04/15/12	27.5	0.00	27.5
The World Bank	1.86	02/26/98	12/15/12	87.9	0.00	87.9
The World Bank	7.96	06/25/92	07/15/06	26.0	0.00	26.0
The World Bank	7.96	07/19/89	08/01/04	28.0	0.00	28.0
The World Bank	7.96	04/28/95	04/30/10	8.9	0.00	8.9
The World Bank	7.96	09/16/94	09/30/09	25.2	0.00	25.2
The World Bank	7.96	07/19/89	08/01/04	1.1	0.00	1.1
The World Bank	7.96	04/14/88	05/15/05	4.1	0.00	4.1
The World Bank	7.96	04/06/89	11/15/03	8.0	0.00	8.0
The World Bank	4.62	08/22/01	08/15/16	0.3	0.0	0.3
The World Bank	1.86	08/08/01	03/15/16	12.1	0.0	12.1
F.M.I. WASHINGT	2.57	03/25/02	07/03/06	166.1	0.00	166.1
F.M.I. WASHINGT	2.57	06/28/02	10/03/06	174.3	0.00	174.3
F.M.I. WASHINGT	2.57	05/31/00	03/31/06	203.2	0.00	203.2
Inter-American Development Bank	5.39	08/07/02	09/15/07	340.0	0.00	340.0
F.M.I. WASHINGT	2.57	06/28/02	10/03/06	348.7	0.00	348.7
F.M.I. WASHINGT	2.57	07/31/02	08/01/06	816.8	0.00	816.8
Inter-American Development Bank	1.36	06/18/02	08/15/02	90.0	0.00	90.0
The World Bank	1.94	08/08/02	10/15/17	101.5	0.00	101.5
The World Bank	5.39	08/08/02	04/15/07	101.5	0.00	101.5
The World Bank	1.86	06/17/02	04/15/17	1.2	0.00	1.2
Total Direct Debt				4,160.4	0.00	4,160.4

Source: Banco Central

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
Foreign Currency
Denominated				Amount Out-			External
Bonds: Treasury				standing as of	Internal	Internal	Debt (with
Bonds and	Interest	Issue	Final	December 31,	Debt (with	Debt (with	non-
Eurobonds Series	Rate	Date	Maturity	2002	residents)	public sector)	residents)

17a. var	Libor + 1.5%	08/15/90	08/15/98	0.00	0.0	0.0	0.0
18a. var	Libor + 1.5%	10/01/90	10/01/98	0.00	0.0	0.0	0.0
20a. var	Libor + 1.625%	04/15/91	04/15/99	0.02	0.0	0.0	0.0
21a, var	Libor + 1.5%	07/01/91	07/01/99	0.04	0.0	0.0	0.0
22a. var	Libor + 1.5%	10/15/91	10/15/99	0.04	0.0	0.0	0.0
23a. var	Libor + 1.5%	11/01/91	11/01/99	0.00	0.0	0.0	0.0
24a. var	Libor + 1.5%	12/10/91	12/10/01	0.16	0.0	0.0	0.2
25a. var	Libor + 1.5%	12/20/91	12/20/01	0.10	0.0	0.0	0.1
26a. var	Libor + 2.5%	05/01/92	05/01/00	0.04	0.0	0.0	0.0
27a. var	Libor + 2.0%	06/20/92	06/20/00	0.01	0.0	0.0	0.0
29a. FIJA	7.50%	12/16/04	12/16/05	25.00	25.0	0.0	0.0
30a. FIJA	7.50%	03/23/01	03/23/11	299.14	49.5	37.8	211.9
31a. FIJA	9.75%	02/28/02	02/28/12	40.00	20.8	19.2	0.0
28a. var	Libor + 1.75%	09/10/92	09/10/02	0.48	0.2	0.0	0.3
29a. var	Libor + 1.75%	12/15/92	12/15/02	3.33	0.0	0.0	3.3
30a. var	Libor + 1.75%	03/15/93	03/15/03	38.78	34.4	4.4	0.0
31a. var	Libor + 1.75%	03/15/93	03/15/03	15.04	11.9	0.3	2.8
32a. var	Libor + 1.75%	06/15/93	06/15/03	39.21	126.5	2.0	10.8
33a. var	Libor + 1.75%	09/22/93	09/22/03	37.91	17.2	1.5	19.1
34a. var	Libor + 1.75%	12/27/93	12/27/03	40.08	19.1	0.5	20.5
35a. var	Libor + 1.75%	03/22/94	03/22/04	46.41	30.4	0.8	15.2
36a. var	Libor + 1.5%	06/27/94	06/27/04	25.47	14.0	0.4	11.1
37a.var	Libor + 1.5%	09/27/94	09/27/04	29.60	23.0	0.5	6.1
38a. var	Libor + 1.5%	11/07/94	11/07/04	12.18	9.1	0.0	3.1
39a.var	Libor + 1.5%	12/20/94	12/20/04	29.13	18.1	0.5	10.6
40a.var	Libor + 1.5%	03/27/95	03/27/05	40.01	25.2	14.8	0.0
41a. var	Libor + 1.5%	06/24/95	06/23/05	53.87	51.5	0.4	2.0
42a. var	Libor + 1.5%	09/30/95	09/29/05	31.27	16.4	3.0	11.9
43a. var	Libor + 1.5%	12/23/95	12/22/05	25.64	18.8	6.8	0.0
44a. var	Libor + 1.5%	04/08/96	04/08/06	41.15	30.2	1.2	9.8
45a. var	Libor + 1.5%	06/12/96	06/12/06	50.68	45.1	3.7	1.9
46a.var	Libor + 1.5%	08/20/96	08/20/06	129.07	91.5	6.7	30.9
47a. var	Libor + 1.5%	12/02/96	12/02/06	48.69	26.0	0.3	22.3
48a. var	Libor + 1.0%	05/15/97	05/15/09	35.29	23.4	0.8	11.1
49a. var	Libor + 1.0%	06/30/97	06/30/12	48.00	39.2	1.5	7.3
50a. var	Libor + 1.0%	08/15/97	08/15/12	28.37	9.9	2.8	15.7
51a. var	Libor + 1.0%	09/22/97	09/22/12	34.30	22.0	1.4	10.9
52a. var	Libor + 1.0%	02/25/	02/25/10	82.82	47.4	6.3	29.2
53a. var	Libor + 1.75%	03/23/01	03/23/11	10.86	6.9	0.4	3.6
54a. var	Libor + 2.0%	12/05/02	03/24/11	105.45	0.00	105.50	0.00

Previsional Bond 2003	7.25%	02/09/98	02/09/03	146.39	60.7	15.2	70.5
Previsional Bond 2007	7.63%	03/05/99	03/05/07	108.47	64.9	4.6	39.0
Previsional Bond 2010	8.00%	02/25/00	02/25/10	46.16	22.9	0.9	22.3
UR Bond	2.63%	01/06/97	11/06/08	2.23	2.2	0.00	0.00
UI Bond	7.00%	06/11/02	06/11/12	176.17	176.2	0.00	0.00

Zero-coupon bond	8.25%	Vs 99/00	Vs 14/20	1.56	1.6	0.0	0.0
Global Bond 2003	7.88%	11/18/98	11/18/03	191.46	112.3	0.7	78.5
Eurobonds — Series D	8.38%	09/26/96	09/26/06	97.46	34.1	0.8	62.6
Global Bond 2008	7.00%	04/06/98	04/06/08	239.65	124.9	25.1	89.7
Global Bond 2009	7.25%	05/04/99	05/04/09	241.45	117.7	2.3	121.4
Global Bond 2010	8.75%	06/22/00	06/22/10	273.82	219.2	4.1	50.5
Global Bond 2027	7.88%	07/15/97	07/15/27	510.00	353.1	29.1	127.0

					Of Which:
Foreign Currency
Denominated				Amount Out-			External
Bonds: Treasury				standing as of	Internal	Internal	Debt (with
Bonds and	Interest	Issue	Final	December 31,	Debt (with	Debt (with	non-
Eurobonds Series	Rate	Date	Maturity	2002	residents)	public sector)	residents)

Global Bond 2012	7.63%	11/21/01	01/20/12	410.00	46.2	32.6	331.2
Global Bond 2009	7.88%	03/25/02	03/25/09	248.30	46.0	0.1	202.2
Convertible Notes	Libor 3M + 5.59%	04/26/02	04/26/07	150.00	0.0	0.0	150.0
Bonds YENS vto 2006	2.20%	03/14/01	03/14/06	253.10	2.0	0.0	251.1
Eurobonds — Euros 2000a	7.00%	09/26/00	09/26/05	233.96	9.6	1.1	223.3
Eurobonds — Euros vto 2011	7.00%	06/28/01	06/28/11	209.52	11.3	0.0	198.2
Bonds Chile 1a	7.00%	11/29/00	05/29/07	142.46	2.5	0.0	140.0
Bonds Chile 2a	6.38%	03/13/01	03/15/11	150.00	0.0	0.0	150.0
Total Bonds(1)				5,279.78	2,159.8	340.5	2,779.5

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to 1998.
Source: Banco Central

Table 4: Treasury Bills
(millions of US$)

					Of Which:
				Amount
Foreign Currency				Outstanding as			External Debt
Denominated	Interest	Issue	Final	of December 31,	Internal Debt	Internal Debt	(with non-
Treasury Bills	Rate	Date	Maturity	2002	(with residents)	(with public sector)	residents)

Total Bills(1)	Various	Various	Various	265.6	249.7	9.2	6.7
Total Bills (pesos)	Various	Various	Various	288.8	104.4	184.4	0.0
Total Bills (UI)	Various	Various	Various	39.4	2.8	36.6	0.0
Total				593.8	356.8	230.2	6.7

(1)	Face value.
Source: Banco Central

Table 5: Guaranteed (Indirect) Debt
(millions of US$)

					Of Which:

				Amount		External
				Outstanding as	Internal	Debt
	Interest	Issue	Final	of December 31,	Debt	(with non-
Lender	Rate	Date	Maturity	2002	(with residents)	residents)

B. NEUFLIZE-PARIS	2.26	12/20/95	06/20/06	13.9	0.0	13.9
BCO NAL DESENV	1.52	10/30/98	10/30/12	20.2	0.0	20.2
BCO. ESP. CREDITO	6.96	06/22/92	12/31/05	3.5	0.0	3.5
C.T. MIX. STO. GDE	2.20	12/31/93	06/01/05	106.2	0.0	106.2
CITIBANK, NY	2.31	01/31/91	02/19/07	61.9	21.0	40.9
CITIBANK, NY	6.75	01/31/91	03/21/21	52.8	0.0	52.8
CITIBANK, NY	6.75	01/31/91	02/19/21	251.9	6.5	245.4
CITIBANK, NY	2.44	01/31/91	02/19/06	30.7	3.0	27.7
CITIBANK, NY	4.94	01/31/91	02/19/07	43.2	0.0	43.2
CREDIT N.-PARIS	2.00	12/18/90	12/31/28	6.8	0.0	6.8
EXTERIOR-MADRID	2.26	06/30/98	06/30/07	1.3	0.0	1.3
EXTERIOR-MADRID	2.26	12/20/95	06/30/06	9.8	0.0	9.8
F.I.D.A.	8.00	05/20/93	07/01/11	6.1	0.0	6.1
FONPLATA	5.00	02/02/94	01/05/05	0.4	0.0	0.4
FONPLATA	7.00	03/19/96	07/06/04	0.1	0.0	0.1
I.C.O.	1.50	02/22/92	10/06/22	18.4	0.0	18.4
Inter-American Development Bank	8.00	04/20/78	04/20/03	0.1	0.0	0.1
Inter-American Development Bank	8.00	04/20/78	04/20/03	0.6	0.0	0.6
Inter-American Development Bank	8.00	04/20/78	04/20/03	0.1	0.0	0.1
Inter-American Development Bank	8.00	04/20/78	04/20/03	0.0	0.0	0.0
Inter-American Development Bank	8.00	04/20/78	04/20/03	0.1	0.0	0.1
Inter-American Development Bank	2.00	04/09/75	09/06/10	0.5	0.0	0.5
Inter-American Development Bank	2.00	04/09/75	09/06/10	0.0	0.0	0.0
Inter-American Development Bank	9.25	09/17/81	09/17/06	3.6	0.0	3.6
Inter-American Development Bank	9.25	09/17/81	09/17/06	0.7	0.0	0.7
Inter-American Development Bank	9.25	09/17/81	09/17/06	2.8	0.0	2.8
Inter-American Development Bank	9.25	09/17/81	09/17/06	4.2	0.0	4.2
Inter-American Development Bank	8.00	04/20/78	04/20/03	0.1	0.0	0.1
Inter-American Development Bank	9.25	09/17/81	09/20/06	4.4	0.0	4.4
Inter-American Development Bank	5.27	12/27/93	06/27/19	44.5	0.0	44.5
Inter-American Development Bank	5.27	12/29/90	01/06/16	17.0	0.0	17.0
Inter-American Development Bank	5.27	03/18/96	03/18/06	48.3	0.0	48.3
Inter-American Development Bank	2.00	09/04/75	09/06/10	1.5	0.0	1.5
Inter-American Development Bank	2.00	05/20/86	05/20/11	2.7	0.0	2.7
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.3	0.0	0.3
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.1	0.0	0.1
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.0	0.0	0.0
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.1	0.0	0.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	2.2	0.0	2.2
Inter-American Development Bank	2.00	08/15/84	08/15/14	2.3	0.0	2.3
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.1	0.0	0.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.5	0.0	0.5
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.0	0.0	0.0
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.1	0.0	0.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.2	0.0	0.2
Inter-American Development Bank	5.27	12/29/90	01/06/16	4.5	0.0	4.5
Inter-American Development Bank	5.27	08/15/84	08/15/04	1.5	0.0	1.5
Inter-American Development Bank	5.27	03/23/87	05/24/07	8.9	0.0	8.9
Inter-American Development Bank	5.27	11/12/96	11/12/21	103.1	0.0	103.1
L’UNION EUR-PAR	10.46	12/18/90	06/14/07	2.1	0.0	2.1
MEDIOC. CENTRALE	1.75	12/02/91	12/02/11	12.2	0.0	12.2
THE OVER.EC-TOK	4.00	10/09/89	10/20/14	4.9	0.0	4.9
THE OVER.EC-TOK	4.00	10/09/89	10/20/14	13.8	0.0	13.8
The World Bank	7.96	08/21/90	08/31/05	15.4	0.0	15.4
The World Bank	1.86	03/18/97	10/15/10	40.6	0.0	40.6
The World Bank	7.96	09/19/92	07/15/07	3.3	0.0	3.3

					Of Which:

				Amount		External
				Outstanding as	Internal	Debt
	Interest	Issue	Final	of December 31,	Debt	(with non-
Lender	Rate	Date	Maturity	2002	(with residents)	residents)

The World Bank	7.96	11/20/89	12/15/04	13.0	0.0	13.0
The World Bank	1.86	05/15/01	08/15/15	2.3	0.0	2.3
BCO. SUDAMERIS	4.39	12/30/00	11/09/08	4.0	4.0	0.0
BCO. BILBAO-VIZ	1.39	11/11/98	12/30/04	0.0	0.0	0.0
CITIBANK N.A.	4.39	10/30/98	05/09/12	20.0	20.0	0.0
Credit Suisse N.Y.	11.88	05/22/02	05/23/05	35.7	0.0	35.7
CITIBANK N.A.	3.39	12/29/00	12/31/07	49.3	30.3	19.0
Total Guaranteed Debt				1,099.1	84.9	1,014.3

Source: Banco Central

Table 6: Other External Foreign Currency-Denominated Debt
(millions of US$)

Amount Outstanding
as of December 31, 2002

Commercial Creditors	53.2
Central Bank: Other External Debt	116.8
Total Other External Debt	170.0

Source: Banco Central

Table 7: Other Domestic Debt
(millions of US$)

Amount Outstanding
as of December 31, 2002

Deposits Net of Credits	611.3
Non Financial Public Sector	(82.9)
Credits	307.3
Deposits	(390.3)
Central Bank	694.2
Credits	27.1
Deposits	721.3
Other Debt	0.9
Total Other Domestic Debt	612.2

Source: Banco Central

THE ISSUER
República Oriental del Uruguay
c/o Banco Central del Uruguay
C. Correo 1467
11100 Montevideo
Uruguay

TRUSTEE, REGISTRAR,
TRANSFER AGENT AND
PRINCIPAL PAYMENT
AGENT
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
United States

LEGAL ADVISORS

To Uruguay as to U.S. law:	To Uruguay as to Uruguayan law:
Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 United States	Dr. Fernando Scelza Counsel to the Ministry of Economy and Finance of the Republic of Uruguay Colonia 1089 1110 Montevideo, Uruguay

To the underwriters as to U.S. law:	To the underwriters as to Uruguayan law:
Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 United States	Guyer & Regules Plaza Independencia 811 11100 Montevideo Uruguay

LISTING AGENT
Dexia Banque Internationale à
Luxembourg
69 route d’Esch
L-2953 Luxembourg

República Oriental del Uruguay

Citigroup

UBS Investment Bank